
ABC
Wattie's
Weight Watchers FROM HEINZ
Bagel Bites
Ore-Ida
HEINZ
ESTD 1869 ESTD
CLASSICO
NEW LOOK!

Why do so many people around the world choose Heinz every day?


JOHN WEST
TUNA WITH A TWIST
WeightWatchers
Smart Ones
Chicken Marsala
NEW! Truth About Carb
Plasmon
HONIG
T.G.I. FRIDAY'S
Delimex
PETIT NAVIRE
BOSTON MARKET
Home Style Meals

H.J. HEINZ COMPANY ANNUAL REPORT 2004

FINANCIAL HIGHLIGHTS H.J. Heinz Company and Subsidiaries

(Dollars in thousands, except per share amounts)	*2004 (52 Weeks)*	*2003 (52 Weeks)*	*2002 (52 Weeks)*
Sales	**$ 8,414,538**	$8,236,836	$7,614,036
Operating income	**1,379,257**	1,173,816	1,299,872
Income from continuing operations before cumulative effect of change in accounting principle	**778,933**	555,359	675,181
Net income	**804,273**	566,285	833,889
Per common share amounts:			
Income from continuing operations before cumulative effect of change in accounting principle—diluted	**$ 2.20**	$ 1.57	$ 1.91
Net income—diluted	**2.27**	1.60	2.36
Cash dividends	**1.08**	1.485	1.6075
Book value	**5.38**	3.41	4.90
Capital expenditures	**$ 231,961**	$ 153,969	$ 193,854
Depreciation and amortization	**233,943**	214,762	242,848
Property, plant and equipment, net	**2,057,286**	1,957,866	1,909,112
Cash, cash equivalents and short-term investments	**$ 1,180,039**	$ 801,732	$ 202,403
Operating working capital	**398,139**	711,240	891,005
Total debt	**4,974,430**	4,930,929	5,345,613
Shareholders' equity	**1,894,189**	1,199,157	1,718,616
Average common shares outstanding—diluted	**354,372**	354,144	352,872
Current ratio	**1.46**	1.71	1.16
Debt/invested capital	**72.4%**	80.4%	75.7%
Pretax return on average invested capital	**24.5%**	19.0%	22.7%
Return on average shareholders' equity	**51.6%**	34.7%	54.8%

All periods presented include non-recurring items; see Management's Discussion and Analysis for details.

All earnings per share amounts are on an after-tax diluted basis.

About This Year's Annual Report:
As The Good Food Company, Heinz represents a daily promise of great taste and nutrition to consumers worldwide. What sets Heinz apart as a business is its portfolio of powerful leading brands and its strong growth opportunities across the world. This year's Annual Report highlights these distinctive opportunities, as well as the commitment of Heinz's people everywhere and every day to good nutrition and the highest standards of ethics and corporate citizenship.


HEINZ TOMATO KETCHUP
BOSTON MARKET
Home Style Meals
Poppers
CHEDDAR CHEESE JALAPEÑOS
NEW!
Ore-Ida
EXTRA CRISPY
Golden Crinkles
Smart Ones
CLASSICO
Bagel Bites
MARINARA SAUCE

Because we make good food, every day.

Dear Fellow Shareholders:

I am pleased to report that Fiscal 2004 was a successful year for Heinz. We achieved our Sales, Cash and Earnings goals, made progress against our Four Imperatives and generated significant improvement in shareholder value:

- Heinz's global sales, benefiting from foreign exchange, grew 2.2% to $8.4 billion—in line with our projected range of 1–2%;
- Full-year Earnings Per Share reached $2.20—in the middle of our target range;
- Full-year cash performance was simply outstanding as we surpassed the top end of our target range and delivered a record $1 billion in operating free cash flow (cash from operations less capital spending). This was an increase of almost 35% versus the prior year's record; and finally,
- We increased total shareholder return by 31.4%. (Share price appreciation plus dividends for the Fiscal 2004 period.)

Photo: Heinz Chairman, President & CEO William R. Johnson with company chefs at the Heinz University Culinary Center in Pittsburgh.

We are particularly pleased with our strong Fiscal 2004 cash performance, which built on our record performance in Fiscal 2003. Cash flow is an important barometer of a company's overall financial health, and our Fiscal 2004 performance not only enabled us to reduce net debt by almost $500 million, but also gave us the confidence to increase the dividend for Fiscal 2005 by 5.6% to an annualized rate of $1.14 per share. (See Item 7 in the MD&A for reconciliation of non-GAAP financial measures.)

Your company's success reflects our employees' progress against the Four Strategic Imperatives:

Four Imperatives

- Driving Profitable Growth
- Removing the Clutter
- Squeezing Out Costs
- Measuring and Recognizing Performance

These Imperatives, first promulgated almost two years ago, have become ingrained in our company's DNA. The Imperatives provide the impetus for initiatives to improve our business and drive shareholder value, while providing simple and clear strategic guidelines for our operating companies.

We have made progress in **driving profitable growth**—with emphasis on our top 15 power brands, which represent more than 60% of our total sales. Net sales for our power brands grew more than 6% in Fiscal 2004, aided by foreign exchange. Within these, the global Heinz brand grew by more than 9%, with particularly strong performances in our global ketchup business and the U.S. Foodservice business.

Product innovation is the key to topline growth, and our most successful new idea continues to be Heinz® Upside-Down Ketchup, which has been introduced in the United States, Canada and 14 European countries, driving increased ketchup market share and volume across virtually every market. It is now being successfully introduced into our U.S. and Canadian foodservice channels. We are also enthusiastic about two major innovations in Ore-Ida® frozen potatoes: Ore-Ida® Extra Crispy fries and Ore-Ida® Easy Fries. These newly launched products represent proprietary breakthroughs in taste and convenience, with Easy Fries being the first microwaveable fry that delivers the taste and crunchiness consumers favor.

We are also responding creatively to the "carb-watching" phenomenon, which negatively impacted Fiscal 2004 performance on frozen entreés in the United States. We successfully introduced six varieties of Smart Ones® Truth About Carbs™ frozen entreés and plan to build this sub-line to address the current focus on carbohydrates in Fiscal 2005. We still believe, however, that controlled caloric intake, combined with physical activity, is the best determinant of successful weight control.

Consumers' increasing interest in carbohydrates and weight control is a manifestation of a bigger opportunity—Health and Wellness. This is clearly an emerging trend in the food industry and an opportunity for which Heinz is uniquely positioned around the globe with products such as soup, beans, infant foods, Smart Ones® and tomato-based sauces like ketchup. We continue to educate consumers about the health benefits of lycopene in our tomato-based products, and we have an initiative in the U.K. to establish Heinz as a trendsetter in producing great-tasting products with reduced salt, sugar and fat. These initiatives support our vision of Heinz as The Good Food Company.

Almost as important as innovation is Every Day Low Pricing, which we are implementing selectively across our leading brands to create favorable price-value impressions among consumers. An example is Plasmon® baby food in Italy, which experienced a difficult year in Fiscal 2004, and where we are working diligently to improve consumer price-value and attract users of homemade baby food. We are highly encouraged by the initial reaction to our repositioning of Plasmon® and the direction of our new leadership team. Similar price-value repositioning has been successfully achieved in the U.S. on Classico® Pasta Sauces, Bagel Bites® frozen snacks and other brands.

Heinz has one of the best foodservice businesses in the industry, and we believe this channel offers superior growth prospects in North America. Similarly, we see wonderful opportunities in developing markets around the world, particularly Asia. Our strength in both of these areas clearly distinguishes Heinz from its peers. We have launched numerous innovations in our U.S. and Canadian foodservice businesses, like the previously mentioned launch of Upside-Down Ketchup. Our customized culinary solutions team, "Group 57," positions Heinz as a leading source of new ideas and assistance for foodservice customers throughout North America. In Asia, we will continue to focus on expanding our distribution, presence and capabilities in China while adding to our very successful ABC® sauces and juice business in Indonesia. These businesses should continue to benefit from targeted niche acquisitions and increased marketing focus.

Food companies should go where the growth is, and as such we must address the opportunities presented by the 5.7 billion people living outside the United States.

Many of these consumers want to enjoy the same great-tasting, healthy products that have proven so successful in our more developed markets like the U.S. and U.K. Our local presence in markets around the globe is an opportunity to extend our great brand equities and product capabilities to hundreds of millions of consumers.

Removing the clutter has led to substantial improvements in working capital, which now represents 14% of net sales, a record low for our company. Our successful focus on improving all areas of working capital has contributed greatly to our cash flow growth. We are implementing numerous planning tools across our companies to further improve the efficiency of working capital and simplify our business by significantly reducing product specifications. Improved accountability will result, and the implementation of systems such as SAP and Seibel will provide us with new, actionable insights.

We also will continue to **squeeze out costs** to improve our operating efficiency and effectiveness around the globe. A particular focus is product promotion spending, where we have introduced new systems in U.S. Consumer Products, U.S. Foodservice, Heinz U.K. and Heinz Italy, to help track and better direct our spending. We are looking for significant improvement in both direct and indirect sourcing costs through a new global collaborative procurement initiative organized and led by the heads of our regional supply chains and coordinated through World Headquarters.

Finally, and most importantly, the ultimate effectiveness of this or any company depends on the motivation, development and capabilities of its people. Heinz is blessed with great people, and we are committed to **measuring and recognizing their performance** through a balanced scorecard and compensation system that supports the Four Imperatives and aligns employee actions with the long-term interests of our shareholders, many of whom are one and the same! In this regard, your company is taking an important step in Fiscal 2005 to greatly reduce the use of stock options. We intend to replace our broad-based options program with a long-term incentive program that will reward executives with performance units paid in cash and/or stock. This new, performance-based long-term incentive program is designed to improve compensation transparency and support shareholder value by avoiding the sometimes unpredictable compensation levels that stock options can produce. The performance measures for the new program are expected to be net income and sales growth with a component for senior management based on total shareholder return. A limited group of senior managers will receive a much smaller number of options to maintain alignment with shareholders, but the net effect will be to significantly reduce the future financial impact of options through a fully expensed, transparent and performance-based incentive program. Heinz is among the first of what we expect to be a growing number of companies to move away from exclusive reliance on stock options toward more transparent, performance-based programs.

Corporate governance is a top priority at Heinz, and we are focused on continuous improvement in pursuit of the highest standards of ethics, compliance and transparency for the betterment of our brands and in the best interests of our employees and shareholders. Heinz has made great progress in this area and has been recognized by numerous outside observers and governance experts as being in the vanguard of companies committed to corporate governance. We take this role seriously and believe it will work to our advantage long term.

Our goal is to continue to pursue opportunities that will make Heinz a better company going forward, building on the considerable progress achieved during the last two fiscal years. We will continue to focus on Sales, Cash and Earnings as key drivers of shareholder value. This year's Annual Report illustrates why consumers and investors choose Heinz every day. We have a distinctive mix of leading brands, growing channels and strong positions in the world's most desirable markets. We mark our 135th anniversary in Fiscal 2005 by saluting the generations of Heinz employees who built this great company and by committing ourselves to honor their legacy with continued growth, nutrition, value and ethical behavior commensurate with Heinz's standing as The Good Food Company.

Thank you.



William R. Johnson
Chairman, President & Chief Executive Officer


HEINZ
TOMATO KETCHUP
Easy Squeeze!


Diana's Marinade
Steak Spice
Épices à bifteck
BANQUETE
HONGOS
CLASSICO
ALFREDO
NEW LOOK!
HEINZ
57
Organic
HEINZ
ESTD 1869
CERTIFIED
Organic
TOMATO KETCHUP
HEINZ
ESTD 1869 ESTD
TOMATO
KETCHUP
57 VARIETIES
Easy Squeeze!
No Wait. No Mess
NET WT 20 OZ (1 LB 4 OZ) 567g
Liquid Marinade in a Bag
MESQUITE
EZ
Marina
NET WT 12 OZ
HEINZ
Thick Rich Taste
HEINZ
ESTD 1869
NEW!
One Carb
REDUCED SUGAR TOMATO KETCHUP



Topping off life, every day.

Growth in the Americas

Heinz meanz good timez for consumers in the U.S., Canada, Mexico, Venezuela and Central America, where *no cookout*, meal *or celebration* is complete without the great taste of ketchup, condiments and sauces from Heinz. Innovations like Heinz® Easy Squeeze!™ Upside-Down Ketchup led Americans and Canadians to "pour it on," with ketchup market shares of 60% and 77%, respectively. The Heinz® brand is a strong number-one for Venezuelan ketchup lovers (with well over 50%), while Costa Ricans favor Heinz's Banquete® line. Heinz® One Carb and Organic ketchups help satisfy practically every ketchup lover's craving, every day.

In addition to its lycopene-rich tomato toppings, Heinz scored double-digit growth in its Classico® white sauces in Fiscal 2004 to strengthen its leadership in premium sauces. And every grill needs Jack Daniel's® grilling sauce or the Canadian Diana's® marinades.


NEW!
Easy Open, Easy Pour Bag!
Ore-Ida
Ore-Ida
EXTRA CRISPY
Golden Crinkles
Easy eating,

Leading Brands in Frozen Meals & Snacks

Heinz has some of the hottest brands in the freezer, where innovation is the key to growth. With nearly half the U.S. frozen potato market, Ore-Ida® is galvanizing the category with the launch of Ore-Ida® Extra Crispy (the homemade fries with the crispness and crunch of restaurant fries) and Ore-Ida® Easy Fries—a proprietary breakthrough that delivers crisp, tasty, microwaveable french fries in just a few minutes. Meanwhile, the delicious range of Smart Ones® frozen entreés is building on the strength of its new Truth About Carbs™ line with added varieties for calorie-conscious consumers seeking a smart balance of protein, fat and carbohydrates.

Fresh ideas and strong price-value for consumers are expected to drive growth in Heinz's U.S. frozen snacks business, which is now approaching $400 million. Heinz also offers popular brands like T.G.I. Friday's,® Bagel Bites,® Poppers® and Delimex,® which is now available as a restaurant appetizer, thanks to increasing collaboration between Heinz's retail and foodservice businesses.


NEW!
Quick & Easy Microwaveable Tray
T.G.I. FRIDAY'S
SPINACH, CHEESE & ARTICHOKE DIP
BOSTON MARKET
Home Style Meals
Pot Pie
MICROWAVEABLE
Wattie's
WOK
CREATIONS
Easy Open, Easy Pour Bag!
NEW!
Ore-Ida
EXTRA CRISPY
Golden Crinkles
FRENCH FRIED POTATOES
NET WT 26 OZ (1 LB 10 OZ) 737 g
NEW! Ore-Ida
EXTRA CRISPY
MICROWAVE READY
BEFORE OPENING SEE BACK PANEL
CRISP & SERVE TRAY
WeightWatchers
Smart Ones
Chicken Marsala
with Broccoli
NEW! Truth About Carbs
SEE BACK FOR MORE DETAILS
Weight Watchers
HEINZ

every day.


HEINZ
TOMATO KETCHUP
Fine Desserts
cranberry tart
HEINZ 57 VARIETIES
TRUESOUPS
TODDS
In the Tradition of the Great Masters
Escalon
allegro
TUSCAN TOMATO & HERB
PASTA SAUCE
Ready-to-Serve
HEINZ
EST 1869
TOMATO KETCHUP
America's Favorite Ketchup
NET WT 14 OZ-397 GRAMS
HEINZ
1869
TOMATO KETCHUP
57 VARIETIES
America's Favorite Ketchup
NET WT 16 OZ (1 LB) 453g



Away from home, every day.

On-Trend Foodservice Brands

Wherever you go, there we are! Heinz Foodservice brands and culinary solutions are highly prized by leading family, casual and quick-serve restaurants across the U.S. Heinz® Ketchup is number-one with traditional great taste and trendsetting varieties, like the new upside-down bottle and One Carb single-serve packets. Heinz Foodservice's expanding culinary arena includes Escalon® premium tomato products; PPI® single-serve condiments; Chef Francisco,® Quality Chef® and Truesoups® restaurant soups; and delectable frozen desserts from Alden Merrell® and Dianne's.® Heinz's "Group 57," along with its Todds expertise, helps restaurant customers develop on-trend proprietary recipes.

In Canada, Heinz is the exclusive supplier of ketchup to McDonald's® Canada and other leading chains. The acquisition of Unifine Richardson takes Heinz Canada into new restaurant categories and culinary capabilities.


HEINZ
Tomato
soup
57
HEINZ
BAKED
BEANS
Bon appétit

Powerful Leading Brands in Europe

Across Europe, Heinz speaks a universal language of great taste, nutrition, convenience and value. The Heinz® brand is a U.K. icon in ketchup, soup, beans, pasta meals and infant feeding—and getting even better through its "Good Food, Every Day" initiatives. Heinz® Ketchup is also making a big splash on the Continent, with record market shares in Belgium, The Netherlands, France, Sweden and other countries, aided by the spread of its unique Top Down™ container. Plasmon® is a baby food institution in Italy, building on its reputation for quality with bold new marketing initiatives. Petit Navire® and John West® are the top seafood brands in France and the U.K., respectively, growing their businesses with creative value-added products and packaging. In The Netherlands, Hak® and Honig® lead the vegetable and dry soup categories, while Polish ketchup lovers turn to Pudliszki® as a favored leading brand.

Heinz plans to drive these great European brands with a focus on innovation, new product development and greatly upgraded marketing talent.



Ouverture facile - Ouverture facile - Ouverture facile
Préparat
au thon pour S
HONIG
PETIT NAV
HEINZ
Salac
Crear
HEINZ
EST 1869 EST
TOMATO
KETCHUP
57 VARIETIES
e 500 ml · 570 g
TOP DOWN
EXTRA CONTROL
STAY CLEAN CAP
Plasmon
Biscotti
HEINZ
Spaghetti
extra cheesy
Heinz
Mum's Own
cottage pie
Pudliszki
Ketchup
ŁAGODNY
BEZ KONSERWANTÓW

every day.


New customers,

Asia: Going Where the Growth Is

Heinz's growth alphabet in Asia begins with ABC,® an Indonesian powerhouse whose soy sauces and juices are number-one in the world's fourth-most-populated country. Another big name is *Heng Shi*—the Chinese translation of Heinz®—which is now a leader in infant feeding in one of the world's fastest-growing economies. Heinz's Asia strategy is to build scale, expand distribution and add strong local brands through modest, targeted acquisitions to strengthen its position in the world's most rapidly expanding markets, where trusted brands are at a premium.

Significant improvement in productivity and cost has led to a major turnaround by Heinz Australia and Heinz Wattie's in New Zealand, supporting investment in marketing and innovation—including Asian recipes like Wok Creations® and Thai soups. With five $100 million-plus businesses across the region, Heinz is positioned to be a serious player in Asia Pacific.


HEINZ
亨氏
DHA番茄
营养米粉
DHA & Tomato Cereal
NZ's favourite
Wattie's
Tomato sauce
KECAP MANIS
ABC
SWEET SOY SAUCE
Greenseas
Tuna & Sauce Stir-in
Wattie's
Peach Slices
In Clear Fruit Juice
THAI GREEN CURRY SOUP
Glucon-D

every day.

YEAR IN REVIEW

Delivering Shareholder Value Through the Four Imperatives

Fiscal 2004 was a year in which a stronger, more-focused H.J. Heinz Company achieved key performance objectives in global Sales and Earnings and generated record Cash returns, while making significant progress in the Four Imperatives that drive its strategy for sustained long-term growth and improved performance.

As the most international U.S.-based food company, Heinz benefited from strong performances across a number of countries, particularly Canada, Australia, Germany, Indonesia, Venezuela and the U.K. The U.S. Foodservice business also delivered strong increases in sales and profits, and the U.S. Consumer Products business delivered excellent cash flow.

Drive Profitable Growth

Net sales for Heinz's top 15 brands grew more than 6% in Fiscal 2004, aided by foreign exchange, including 9% growth for the global Heinz® brand. The company's worldwide ketchup business had a particularly good year, with volume up 8%, reflecting the popularity of Heinz's innovative upside-down ketchup bottle. The Top Down™ variety was launched in 14 European countries, helping the brand achieve record market shares in the U.K. (77%), Belgium (68%), The Netherlands (63%), France (30%) and Sweden (29%). North American ketchup sales also were strong, with U.S. and Canadian shares hitting 60% and 77%, respectively. In addition to expanding sales of Heinz® Easy Squeeze!™ Upside-Down Ketchup, U.S. Consumer Products launched Heinz® One Carb Ketchup, whose low-sugar formulation gives it a broader lifestyle appeal.

Other sauces scored noteworthy gains, with Heinz® Salad Cream in the U.K. boosting its market share to 78% on the strength of its sponsorship of *Emmerdale*, the smash-hit British prime-time TV soap opera. ABC® in Indonesia was once again a powerful performer, with market shares for soy sauce, chili sauce and fruit juices all exceeding 50%. The Classico® brand in the U.S. benefited from restaging and new product launches, as its premium white sauces grew more than 12% to take the lead in that segment, while Classico® in Canada added to its overall market leadership.

Innovation was key to the beginning of a turnaround for Ore-Ida® frozen potatoes. A restage of the brand with new packaging helped drive market share above 47%, establishing momentum for the launch of Ore-Ida® Extra Crispy, which is supported by the first new advertising campaign for the brand in a decade. The new product's crispness, consistency and golden brown color helped generate strong initial sales. The true impact of this innovation is expected to be felt in Fiscal 2005, complemented by the summer launch of Ore-Ida® Easy Fries, a proprietary breakthrough product offering crisp and tasty microwaveable fries that are ready for meals or snacking in minutes. Smart Ones® frozen entreés also benefited from innovation, maintaining its share in a declining category with the help of the new Smart Ones® Truth About Carbs™ line.

New products and expanding culinary expertise, including its "Group 57" capability, helped Heinz's Foodservice business achieve sales and profit growth of more than 8% in Fiscal 2004. Foodservice sales volume increased 2.4%, primarily due to increases in Heinz® Ketchup, Escalon® processed tomato products, Dianne's® frozen desserts and single-serve condiments. New introductions included a tabletop version of Heinz® Upside-Down Ketchup and single-serve One Carb Ketchup, along with Fry Shakers® single-serve seasonings and Stand Up Pouches. In the U.S., Heinz Foodservice expanded its premium restaurant soups business with the acquisition of the frozen soup business of Truesoups LLC. The fiscal year also saw important growth in Heinz's Canadian foodservice business, which became the exclusive ketchup supplier for McDonald's® Canada and greatly bolstered its sauces and condiments repertoire with the acquisition of Unifine Richardson B.V.

In the U.K., a creative "Win a Home" consumer promotion generated sales growth and strong media interest for Heinz's stalwart soup and baked beans businesses. Meanwhile, Heinz's launch of a unique "Mum's Own" line of baby food used recipes from real mothers as the basis for popular new varieties that combine Heinz quality with "homemade" ingredients. Down Under, Heinz drove growth in baked beans with a new "Australian Ingenuity" TV and print advertising campaign that has helped renew category growth and boost Heinz's market share above 70%—a five-year high.

Remove the Clutter

Future brand growth should benefit greatly from sharper product focus, reduced bureaucracy and simplified business processes—in short, removing the clutter that distracts employees and diverts resources from those actions and assets with the greatest potential for generating value. A major step toward this end in Fiscal 2004 was a 20% reduction of Stock Keeping Units (SKUs) to reduce working capital and increasingly focus resources against better-performing and more profitable products. This complemented a similar achievement in the prior fiscal year that brought the company's two-year total SKU reduction to 40%.

An emerging opportunity is ingredient and packaging specifications, with thousands of complicated and sometimes duplicate requirements for products made by Heinz and its subsidiaries around the world. The company began tracking and evaluating these specifications with its new, proprietary computerized platform called VIPER (Vendor Improvement and Product Enhancement and Research). Since the launch of this initiative, Heinz has reduced its packaging and ingredients specifications by more than 50% and is also using VIPER technology to optimize its worldwide supplier base.

The company continued to focus its global portfolio with the sale of non-strategic assets such as the divestiture of frozen pizza brands in the U.K., the Northern European bakery business and a foodservice business in Italy.

Other important efforts in this area included a reduction in legal entities by 25% and application of new Seibel and MEI systems to improve measurement of trade spending in the U.S. and U.K.

Squeeze Out Costs

Ongoing cost reduction was an important objective throughout Heinz's global operations in Fiscal 2004. While managing capital expenditures, the company focused on lowering inventory, reducing procurement costs and holding the line on manufacturing costs. The result of these and related initiatives was reflected in improved profitability over the prior year.

Heinz continued to pursue opportunities in E-Sourcing, which was used to purchase more than $700 million in ingredient and packaging materials during Fiscal 2004. The company has installed ARIBA "indirect spending" software tools to extend the E-Sourcing process to a full range of purchases, including office-related goods and services.

Inventory was another area of notable accomplishment, as Heinz reduced days in inventory and set the stage for additional inventory reduction through development of improved planning processes and deployment of new Manugistics advanced planning systems.

Measure and Recognize Performance

Fiscal 2004 was a pivotal year for Heinz employees, as the company implemented a new performance scorecard for employees that is designed to closely align their compensation and incentives with the company's Sales, Cash and Earnings targets and to reinforce behaviors that further both the Four Imperatives and their personal development goals.

Toward that end, Heinz instituted the first Chairman's Imperatives Awards for its executives and enhanced its employee development and leadership training with such programs as a "CEO Academy," allowing young managers extended time for personal exchange and interaction with Heinz CEO Bill Johnson.

SERVING COMMUNITIES, EVERY DAY.



United Nations Secretary-General Kofi Annan (far left) accepts a donation to the "Trick or Treat for UNICEF" Halloween campaign, presented by children of Heinz employees and Heinz Chairman William R. Johnson. Mr. Annan also received the Heinz Company Foundation Humanitarian Award, recognizing his abiding interest in eradicating micronutrient deficiencies among children in developing nations.

At any hour of any day, Heinz and its employees are involved in bettering their communities, affirming the company's commitment to health and nutrition, and working to attain the highest ethical standards.

Community Support

During the past year, the H.J. Heinz Company Foundation led the philanthropic activities of the company, whose grants and in-kind contributions totaled more than $10 million. The Foundation focuses on the areas of nutrition, youth & education, diversity, healthy children & families, quality of life, and volunteerism. Recently, the Foundation inaugurated "Heinz Helps," an initiative providing financial support to complement the many volunteer hours that employees give to community groups.

Health and Nutrition

The centerpiece of the Foundation's program is its multi-year grant for the development and distribution of Supplefer Sprinkles, an easy-to-use iron and vitamin supplement that is sprinkled on home-prepared foods, such as rice, congee and porridge. Sprinkles helps prevent anemia and other vitamin deficiencies among malnourished children.

Heinz continues to be a leading authority in infant nutrition. Worldwide, the Heinz Institute of Nutritional Sciences and other initiatives support the development of sound nutrition programs and spearhead the formulation of nutritionally superior foods for the very young. Seminars are conducted regularly in Italy, India and China, and partnerships are maintained with nursing and pediatric organizations on all inhabited continents.

In the areas of product development and agriculture, Heinz remains a standard bearer. Ketchup, soups, sauces, frozen foods and other varieties undergo thorough reviews to bolster nutrient content and to reduce sodium and fats. In Europe, innovation teams dubbed this program "Good Food, Every Day." In Asia, soy sauces and ketchups have been fortified with iron and Vitamin A. Heinz-sponsored studies provide better understanding of the benefits of lycopene, an antioxidant abundant in tomatoes and cooked products such as tomato soups, sauces and ketchup. The company co-hosted a lycopene symposium in Washington, D.C., which drew leading nutritionists, dieticians and physicians from 13 countries. Research studies are confirming the nutritional value of beans, an important Heinz product rich in fiber and protein. Heinz is a founding member of The Bean Alliance, an international partnership aimed at furthering consumption of this high-protein, low-cost staple in the developing world.

Agriculture and the Environment

Heinz follows sustainable agricultural practices that help ensure the purity of ingredients while also protecting the environment through integrated pest management and the reduction or elimination of herbicides, pesticides and hormones. Through Heinz, farmers in Spain and Portugal received specialized training in newly developed agricultural techniques.

With a focus on the environment, Heinz has worked with the U.K.'s Carbon Trust to limit carbon emissions from its factories and further cut such emissions.

Corporate Governance

Heinz continues to uphold the highest standards of corporate governance. The company's Web site (www.heinz.com) provides ready public access to Heinz's Global Operating Principles and Supplier Guiding Principles, both of which convey Heinz's values and commitments to employees, consumers and the public. This year, Heinz promulgated Worldwide Guidelines for Consumer Education, Public Relations, Marketing Communications and Advertising, which codify the company's long-held standards for the responsible promotion of its products.

Maintaining the highest standards of corporate governance is a hallmark of Heinz and its Board of Directors, whose 11 members reflect a diversity of backgrounds and perspectives. In Fiscal 2004, Heinz became a member of the Dow Jones Sustainability Index—one of only two large-cap U.S.-based food and beverage companies so honored. This is in addition to having been ranked ahead of 97% of all S&P 500 companies by Institutional Shareholder Services, a leading independent shareholders' rights organization.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 28, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission File Number 1-3385

H. J. HEINZ COMPANY
(Exact name of registrant as specified in its charter)

PENNSYLVANIA (State of Incorporation)	**25-0542520** (I.R.S. Employer Identification No.)
600 Grant Street, Pittsburgh, Pennsylvania (Address of principal executive offices)	**15219** (Zip Code)

412-456-5700
(Registrant's telephone number)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of each class	*Name of each exchange on which registered*
Common Stock, par value $.25 per share	New York Stock Exchange; Pacific Exchange
Third Cumulative Preferred Stock, $1.70 First Series, par value $10 per share	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [✓]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ✓ No __

As of May 28, 2004 the aggregate market value of the Registrant's voting stock held by non-affiliates of the Registrant was approximately $15,933,752,021.

The number of shares of the Registrant's Common Stock, par value $.25 per share, outstanding as of May 28, 2004, was 352,442,803 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on September 8, 2004, which will be filed with the Securities and Exchange Commission within 120 days after the end of the Registrant's fiscal year ended April 28, 2004, are incorporated into Part III, Items 10, 11, 12, 13, and 14.

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PART I

Item 1. Business.

H. J. Heinz Company was incorporated in Pennsylvania on July 27, 1900. In 1905, it succeeded to the business of a partnership operating under the same name which had developed from a food business founded in 1869 at Sharpsburg, Pennsylvania by Henry J. Heinz. H. J. Heinz Company and its subsidiaries (collectively, the "Company") manufacture and market an extensive line of processed food products throughout the world. The Company's principal products include ketchup, condiments and sauces, frozen food, soups, beans and pasta meals, tuna and other seafood products, infant food and other processed food products.

The Company's products are manufactured and packaged to provide safe, wholesome foods for consumers, foodservice and institutional customers. Many products are prepared from recipes developed in the Company's research laboratories and experimental kitchens. Ingredients are carefully selected, washed, trimmed, inspected and passed on to modern factory kitchens where they are processed, after which the finished product is filled automatically into containers of glass, metal, plastic, paper or fiberboard which are then closed, processed, labeled and cased for market. Finished products are processed by sterilization, homogenization, chilling, freezing, pickling, drying, freeze drying, baking or extruding. Certain finished products and seasonal raw materials are aseptically packed into sterile containers after in-line sterilization.

The Company manufactures and contracts for the manufacture of its products from a wide variety of raw foods. Pre-season contracts are made with farmers for a portion of raw materials such as tomatoes, cucumbers, potatoes, onions and some other fruits and vegetables. Dairy products, meat, sugar, spices, flour and certain other fruits and vegetables are generally purchased on the open market. Tuna is obtained through spot and term contracts directly with tuna vessel owners or their cooperatives and by brokered transactions.

The following table lists the number of the Company's principal food processing factories and major trademarks by region:

	Factories		
	Owned	*Leased*	*Major Trademarks*
North America	23	4	*Heinz, Classico, Quality Chef, Yoshida, Jack Daniels*, Catelli, Wyler's, Diana Sauce, Bell 'Orto, Bella Rosa, Pablum, Chef Francisco, Domani, Dianne's, Ore-Ida, Bagel Bites, Weight Watchers*, Boston Market*, Smart Ones, Hot Bites, Poppers, TGI Friday's*, Delimex, Truesoups*
Europe	31	3	*Heinz, Petit Navire, John West, Mare D'Oro, Mareblu, Marie Elisabeth, Orlando, Guloso, Linda McCartney*, Weight Watchers*, Farley's, Farex, Sonnen Basserman, Plasmon, Nipiol, Dieterba, Ortobuono, Frank Coopers*, Pudliszki, Go Ahead!*, Ross, Hak, Honig, De Ruijter*
Asia/Pacific	18	4	*Heinz, Tom Piper, Wattie's, ABC, Tegel, Chef, Champ, Craig's, Bruno, Winna, Hellaby, Hamper, Farley's, Greenseas, Gourmet, Nurture, Complan, Farex*
Other Operating Entities	8	2	*Heinz, Olivine, Wellington's, Ganave, Champs, Royal Pacific, John West*
	80	13	** Used under license*

The Company also owns or leases office space, warehouses, distribution centers and research and other facilities throughout the world. The Company's food processing plants and principal properties are in good condition and are satisfactory for the purposes for which they are being utilized.

The Company has participated in the development of certain of its food processing equipment, some of which is patented. The Company regards these patents as important but does not consider any one or group of them to be materially important to its business as a whole.

Although crops constituting some of the Company's raw food ingredients are harvested on a seasonal basis, most of the Company's products are produced throughout the year. Seasonal factors inherent in the business have always influenced the quarterly sales and net income of the Company. Consequently, comparisons between quarters have always been more meaningful when made between the same quarters of prior years.

The products of the Company are sold under highly competitive conditions, with many large and small competitors. The Company regards its principal competition to be other manufacturers of processed foods, including branded retail products, foodservice products and private label products, that compete with the Company for consumer preference, distribution, shelf space and merchandising support. Product quality and consumer value are important areas of competition.

The Company's products are sold through its own sales force and through independent brokers, agents and distributors to chain, wholesale, cooperative and independent grocery accounts, pharmacies, mass merchants, club stores, foodservice distributors and institutions, including hotels, restaurants and certain government agencies. For Fiscal 2004, no single customer represented more than 10% of the Company's sales.

Compliance with the provisions of national, state and local environmental laws and regulations has not had a material effect upon the capital expenditures, earnings or competitive position of the Company. The Company's estimated capital expenditures for environmental control facilities for the remainder of fiscal year 2005 and the succeeding fiscal year are not material and are not expected to materially affect either the earnings or competitive position of the Company.

The Company's factories are subject to inspections by various governmental agencies, including the United States Department of Agriculture, and the Occupational Health and Safety Administration, and its products must comply with the applicable laws, including food and drug laws, such as the Federal Food and Cosmetic Act of 1938, as amended, and the Federal Fair Packaging or Labeling Act of 1966, as amended, of the jurisdictions in which they are manufactured and marketed.

The Company employed, on a full-time basis as of April 28, 2004, approximately 37,500 persons around the world.

Segment information is set forth in this report on pages 58 through 61 in Note 16, "Segment Information" in Item 8—"Financial Statements and Supplementary Data."

Income from international operations is subject to fluctuation in currency values, export and import restrictions, foreign ownership restrictions, economic controls and other factors. From time to time, exchange restrictions imposed by various countries have restricted the transfer of funds between countries and between the Company and its subsidiaries. To date, such exchange restrictions have not had a material adverse effect on the Company's operations.

CAUTIONARY STATEMENT RELEVANT TO FORWARD-LOOKING INFORMATION

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a safe harbor for forward-looking statements made by or on behalf of the Company. The Company and its representatives may from time to time make written or oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and in its reports to shareholders. These forward-looking statements are based on management's views and assumptions of future events and financial performance. The words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "should," "estimate," "project," "target," "goal", "outlook" or similar expressions identify "forward-looking statements" within the meaning of the Act.

In order to comply with the terms of the safe harbor, the Company notes that a variety of factors could cause the Company's actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company's forward-looking statements. These forward-looking statements are uncertain. The risks and uncertainties that may affect operations and financial performance and other activities, some of which may be beyond the control of the Company, include the following:

- Changes in laws and regulations, including changes in food and drug laws, accounting standards, taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations) and environmental laws in domestic or foreign jurisdictions;
- Competitive product and pricing pressures and the Company's ability to gain or maintain share of sales as a result of actions by competitors and others;
- Fluctuations in the cost and availability of raw materials and the Company's ability to maintain favorable supplier arrangements and relationships;
- The impact of higher energy costs and other factors affecting the cost of producing, transporting and distributing the Company's products;
- The Company's ability to generate sufficient cash flows to support capital expenditures, share repurchase programs, debt repayment and general operating activities;
- The inherent risks in the marketplace associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance, as well as changes in consumer preference;
- The Company's ability to achieve sales and earnings forecasts, which are based on assumptions about sales volume, product mix and other items;
- The Company's ability to integrate acquisitions and joint ventures into its existing operations, the availability of new acquisition and joint venture opportunities and the success of acquisitions, joint ventures, divestitures and other business combinations;
- The Company's ability to achieve its cost savings objectives, including any restructuring programs, SKU rationalization programs, working capital initiatives or other programs;
- The impact of unforeseen economic and political changes in markets where the Company competes, such as export and import restrictions, currency exchange rates and restrictions, inflation rates, recession, foreign ownership restrictions, nationalization and other external factors over which the Company has no control, including the possibility of increased pension expense and contributions resulting from continued decline in stock market returns;
- The performance of businesses in hyperinflationary environments;
- Changes in estimates in critical accounting judgments;
- Interest rate fluctuations and other capital market conditions;
- The effectiveness of the Company's advertising, marketing and promotional programs;
- Weather conditions, which could impact demand for Company products and the supply and cost of raw materials;

- The impact of e-commerce and e-procurement, supply chain efficiency and cash flow initiatives;
- The Company's ability to maintain its profit margin in the face of a consolidating retail environment and large global customers;
- The impact of global industry conditions, including the effect of the economic downturn in the food industry;
- The Company's ability to offset the reduction in volume and revenue resulting from participation in categories experiencing declining consumption rates; and
- With respect to future dividends on Company stock, meeting certain legal requirements at the time of declaration.

The foregoing list of important factors is not exclusive. The forward-looking statements are and will be based on management's then current views and assumptions regarding future events and operating performance and speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by the securities laws.

Item 2. Properties.

See table in Item 1.

Item 3. Legal Proceedings.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

The Company has not submitted any matters to a vote of security holders since the last annual meeting of shareholders on September 12, 2003.

Executive Officers of the Registrant

The following is a list of the names and ages of all of the executive officers of H. J. Heinz Company indicating all positions and offices held by each such person and each such person's principal occupations or employment during the past five years. All the executive officers have been elected to serve until the next annual election of officers, until their successors are elected, or until their earlier resignation or removal. The annual election of officers is scheduled to occur on September 8, 2004.

Name	*Age (as of September 8, 2004)*	*Positions and Offices Held with the Company and Principal Occupations or Employment During Past Five Years*
William R. Johnson	55	Chairman, President, and Chief Executive Officer since September 2000; President and Chief Executive Officer from April 1998 to September 2000.
Joseph Jimenez	44	Executive Vice President—President and Chief Executive Officer Heinz Europe since July 2002; Senior Vice President and President—Heinz North America from September 2001 to July 2002; President and Chief Executive Officer—Heinz North America from November 1998 to September 2001.
Arthur B. Winkleblack	47	Executive Vice President and Chief Financial Officer since January 2002; Acting Chief Operating Officer—Perform.com and Chief Executive Officer—Freeride.com at Indigo Capital (1999-2001); Executive Vice President and Chief Financial Officer—C. Dean Metropoulos & Co. (Provided management services for consumer product investments of Hicks, Muse, Tate & Furst) (1998-1999).
Michael J. Bertasso	54	Senior Vice President—President Heinz Asia/Pacific since September 2002; Senior Vice President—Strategy, Process and Business Development from May 1998 to September 2002.
Michael D. Milone	48	Senior Vice President—Supply Chain and Technical since December 2002; President Rest of World since December 2003; Chief Executive Officer Star-Kist Foods, Inc. from June 2002 to December 2003; Global Category Development from May 1998 to June 2002; Vice President—Global Category Development from August 1998 to May 2000.
D. Edward I. Smyth	54	Senior Vice President—Chief Administrative Officer and Corporate and Government Affairs since December 2002; Senior Vice President—Corporate and Government Affairs from May 1998 to December 2002.
Laura Stein	42	Senior Vice President and General Counsel since January 2000; Assistant General Counsel—Regulatory Affairs, The Clorox Company from 1998 to January 2000.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

Information relating to the Company's common stock is set forth in this report on page 28 under the caption "Stock Market Information", in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations", and on pages 61 through 62 in Note 17, "Quarterly Results" in Item 8—"Financial Statements and Supplementary Data."

In the fourth quarter of Fiscal 2004, the Company repurchased the following number of shares of its common stock:

Period	*(a) Total Number of Shares Purchased*	*(b) Average Price Paid per Share*	*(c) Total Number of Shares Purchased as Part of Publicly Announced Programs*	*(d) Maximum Number of Shares that May Yet Be Purchased Under the Programs*
January 29, 2004 - February 25, 2004	—	—	—	—
February 26, 2004 - March 24, 2004	875,000	$38.13	—	—
March 25, 2004 - April 28, 2004	375,000	$37.43	—	—
Total	1,250,000	$37.92	—	—

Of the shares repurchased, 1,131,150 shares were acquired under the share repurchase program authorized by the Board of Directors on June 9, 1999 for a maximum of 20 million shares. Once that program was completed in April, the remaining 118,850 shares were repurchased in April under the 15 million program authorized by the Board of Directors on January 14, 2004. All repurchases were made in open market transactions. As of April 28, 2004, the maximum number of shares that may yet be purchased under the 2004 program is 14,881,150.

Item 6. Selected Financial Data.

The following table presents selected consolidated financial data for the Company and its subsidiaries for each of the five fiscal years 2000 through 2004. All amounts are in thousands except per share data.

	Fiscal year ended				
	April 28, 2004 (52 Weeks)	*April 30, 2003 (52 Weeks)*	*May 1, 2002 (52 Weeks)*	*May 2, 2001 (52 Weeks)*	*May 3, 2000 (53 Weeks)*
Sales	$8,414,538	$8,236,836	$7,614,036	$6,987,698	$6,892,807
Interest expense	211,826	223,532	230,611	262,488	206,996
Income from continuing operations before cumulative effect of change in accounting principle	778,933	555,359	675,181	563,931	780,145
Income from continuing operations before cumulative effect of change in accounting principle per share—diluted	2.20	1.57	1.91	1.61	2.17
Income from continuing operations before cumulative effect of change in accounting principle per share—basic	2.21	1.58	1.93	1.62	2.20
Short-term debt and current portion of long-term debt	436,450	154,786	702,645	1,870,834	176,575
Long-term debt, exclusive of current portion (1)	4,537,980	4,776,143	4,642,968	3,014,853	3,935,826
Total assets	9,877,189	9,224,751	10,278,354	9,035,150	8,850,657
Cash dividends per common share	1.08	1.485	1.6075	1.545	1.445

(1) Long-term debt, exclusive of current portion, includes $125.3 million, $294.8 million and $23.6 million of hedge accounting adjustments associated with interest rate swaps at April 28, 2004, April 30, 2003 and May 1, 2002, respectively. There were no interest rate swaps at May 2, 2001 and May 3, 2000. Long-term debt includes the effects of the prospective classification of Heinz Finance Company's $325 million of mandatorily redeemable preferred shares from minority interest to long-term debt beginning in the second quarter of Fiscal 2004 as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 150.

Fiscal 2004 results from continuing operations include a gain of $26.3 million ($13.3 million after-tax) related to the disposal of the bakery business in Northern Europe, costs of $17.1 million pretax ($11.0 million after-tax), primarily due to employee termination and severance costs related to on-going efforts to reduce overhead costs, and $4.0 million pretax ($2.8 million after-tax) due to the write down of pizza crust assets in the United Kingdom.

Fiscal 2003 results from continuing operations include costs related to the Del Monte transaction and costs to reduce overhead of the remaining businesses totaling $164.6 million pretax ($113.1 million after-tax). These include employee termination and severance costs, legal and other professional service costs and costs related to the early extinguishment of debt. In addition, Fiscal 2003 includes losses on the exit of non-strategic businesses of $62.4 million pretax ($49.3 million after-tax).

Fiscal 2002 results from continuing operations include net restructuring and implementation costs of $12.4 million pretax ($8.9 million after-tax) for the Streamline initiative.

Fiscal 2001 results from continuing operations include restructuring and implementation costs of $101.4 million pretax ($69.0 million after-tax) for the Streamline initiative, net restructuring and implementation costs of $146.5 million pretax ($91.2 million after-tax) for Operation Excel, a benefit of $93.2 million from tax planning and new tax legislation in Italy, a loss of $94.6 million pretax ($66.2 million after-tax) on the sale of The All American Gourmet business, company acquisition costs of $18.5 million pretax ($11.7 million after-tax), the after-tax impact of adopting Staff Accounting Bulletin ("SAB") No. 101 and Statement of Financial Accounting Standards ("SFAS") No. 133 of $15.3 million and a loss of $5.6 million pretax ($3.5 million after-tax) which represents the Company's equity loss associated with The Hain Celestial Group's fourth quarter results which included charges for its merger with Celestial Seasonings.

Fiscal 2000 results from continuing operations include net restructuring and implementation costs of $284.0 million pretax ($190.7 million after-tax) for Operation Excel, a pretax contribution of $30.0 million ($18.9 million after-tax) to the H. J. Heinz Company Foundation, a gain of $464.6 million pretax ($259.7 million after-tax) on the sale of the Weight Watchers classroom business and a gain of $18.2 million pretax ($11.8 million after-tax) on the sale of an office building in the U.K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Overview

We manufacture and market an extensive line of processed food products throughout the world. Our principal products include ketchup, condiments and sauces, frozen food, soups, beans and pasta meals, tuna and other seafood products, infant food and other processed food products. Our products are sold under highly competitive conditions, with many large and small competitors. We regard our principal competition to be other manufacturers of processed foods, including branded retail products, foodservice products and private label products that compete with us for consumer preference, distribution, shelf space and merchandising support. Product quality and consumer value are important areas of competition.

The following is a summary of the business measures for Fiscal 2004 and 2003 utilized by Senior Management and the Board of Directors to gauge our business operating performance. Management believes the adjusted GAAP measures provide additional clarity in understanding the trends of the business as they provide management with a view of the business excluding special items in both periods:

Key Performance Measures

Continuing Operations	*April 28, 2004 (FY04)*	*April 30, 2003 (FY03)*	*Change– Better / (Worse) FY04 vs. FY03*
		(Dollars in millions)	
Net Sales	$8,415	$8,237	2.2%
Gross Profit Margin	36.7%	35.6%	1.1pp
Adjusted Gross Profit Margin (1)	36.7%	36.3%	0.5pp
Marketing (% of Net Sales)	3.6%	3.6%	—
Operating Income	$1,379	$1,174	17.5%
Adjusted Operating Income (2)	$1,372	$1,361	0.8%
Capital Expenditures (% of Net Sales)	2.8%	1.9%	(0.9)pp
Cash Conversion Cycle	64	75	11 days
Cash provided by operations less capital expenditures ("Operating Free Cash Flow")	$1,017	$ 752	$265
Net Debt — Excl. Preferred Stock (3)	$3,344	$3,834	$490
— Incl. Preferred Stock (3)	$3,669	$3,834	$165
Pre-Tax ROIC	24.5%	19.0%	5.5pp
Adjusted Pre-Tax ROIC (4)	24.4%	22.4%	2.0pp

(Totals may not add due to rounding)

(1) Adjusted gross profit for Fiscal 2004 excludes from reported gross profit ($3,088.3 million) $4.0 million for the write down of pizza crust assets in the United Kingdom. Adjusted gross profit for Fiscal 2003 excludes from reported gross profit ($2,932.5 million) Del Monte transaction related costs and costs to reduce overhead of the remaining businesses of $6.1 million and losses on the exit of non-strategic businesses of $47.3 million.

(2) Adjusted operating income for Fiscal 2004 excludes from reported operating income ($1,379.3 million) the gain on the disposal of a bakery business in Northern Europe of $28.8 million, reorganization costs of $17.1 million, and $4.0 million for the write down of pizza crust assets in the United Kingdom. Adjusted operating income for Fiscal 2003 excludes from reported operating income ($1,173.8 million) Del Monte transaction related costs and costs to reduce

overhead of the remaining businesses of $125.0 million and losses on the exit of non-strategic businesses of $62.4 million.

(3) Net debt is defined as total debt, less cash and cash equivalents and the value of interest rate swaps of $125.3 million and $294.8 million for Fiscal 2004 and 2003, respectively. Also, in order to provide more meaningful comparisons in prior periods, the current period calculation of net debt is shown excluding the effects of the prospective classification of Heinz Finance Company's $325 million of mandatorily redeemable preferred shares from minority interest to long-term debt beginning in the second quarter of Fiscal 2004 as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 150. Management uses the net debt balance of the Company as an additional important measure of the Company's liquidity and financial condition.

(4) Adjusted Pre-Tax ROIC for Fiscal 2004 excludes from reported ROIC (24.5%) the gain on the disposal of a bakery business in Northern Europe of $26.3 million, reorganization costs of $17.1 million, and $4.0 million for the write down of pizza crust assets in the United Kingdom. Adjusted Pre-Tax ROIC for Fiscal 2003 excludes from reported ROIC (19.0%) Del Monte transaction related costs and costs to reduce overhead of the remaining businesses of $164.6 million and losses on the exit of non-strategic businesses of $62.4 million.

The Fiscal 2004 results were in-line with the Company's expectations as:

- Overall, net sales increased 2.2% to $8.41 billion. Volume improved 0.4%, driven by solid growth in the U.S. Foodservice and Asia/Pacific segments. These increases were partially offset by declines in Europe, relating primarily to a reduction in promotional support and trade inventories in advance of a major restage of the Italian infant feeding business in Fiscal 2005. Overall, this positive volume performance was a solid result in light of our significant reduction of low volume and low profit Stock Keeping Units ("SKUs"). Average pricing was down 0.3%, largely as a result of our Every Day Low Pricing strategy in U.S. Consumer Products and market price pressure in our *Tegel* poultry business in New Zealand. Foreign exchange for the year contributed 7.3% to growth, which was largely offset by net divestitures and the deconsolidation of Zimbabwe in Fiscal 2003.

- Adjusted gross profit margin (defined as adjusted gross profit as a percentage of net sales) increased by 50 basis points to 36.7%, primarily driven by our continuing focus on process and system improvements, productivity initiatives and elimination of low-profit SKU's. These gains were partially offset by lower average net pricing and increased supply chain costs in the European seafood business.

- Consumer marketing was stable for the year at 3.6% of net sales as resources were focused on improved pricing.

- Adjusted operating income increased 0.8% as improvements in the base business were partially offset by the negative impact of the deconsolidation of Zimbabwe and increased pension costs.

- Capital expenditures were 2.8% of net sales, resulting in a two-year average of 2.3% for Fiscal 2003 and 2004.

- The cash conversion cycle continued to show strong improvement, dropping by 11 days to 64 days. As a result, our operating free cash flow was very strong for the year, improving 35.2% to $1.02 billion. This strong operating free cash continues to allow the Company to reinvest in the business, pay dividends, repurchase shares, and retire debt.

- Net Debt, excluding the impact of SFAS No. 150, was $490 million better than last year, bringing the cumulative reduction to $1.8 billion over two years.

- Adjusted pre-tax ROIC was up 200 basis points at 24.4%.

Special Items

Discontinued operations

On December 20, 2002, Heinz transferred to a wholly-owned subsidiary ("SKF Foods") certain assets and liabilities, including its U.S. and Canadian pet food and pet snacks, U.S. tuna, U.S. retail private label soup and private label gravy, *College Inn* broths and its U.S. infant feeding businesses and distributed all of the shares of SKF Foods common stock on a pro rata basis to its shareholders. Immediately thereafter, SKF Foods merged with a wholly-owned subsidiary of Del Monte Foods Company ("Del Monte") resulting in SKF Foods becoming a wholly-owned subsidiary of Del Monte.

In accordance with accounting principles generally accepted in the United States of America, the operating results related to these businesses spun off to Del Monte have been treated as discontinued operations in the Company's consolidated statements of income. Income from discontinued operations for Fiscal 2004 relates to a favorable settlement of prior year tax liabilities related to the spun off businesses. The discontinued operations generated sales of $1,091.3 million and $1,817.0 million and net income of $88.7 million (net of $35.4 million in tax) and $158.7 million (net of $69.4 million in tax) for Fiscal 2003 and 2002, respectively.

Divestitures and Other Reorganization Costs

During Fiscal 2004, the Company sold its bakery business in Northern Europe for $57.9 million. The transaction resulted in a pretax gain of $26.3 million ($13.3 million after-tax) which was used to offset the reorganization costs discussed below and was recorded as a component of Selling, General and Administrative expense ("SG&A"). This sale impacted approximately 70 employees.

Additionally, the Company recognized reorganization costs of $17.1 million pretax ($11.0 million after-tax) in Fiscal 2004. These costs were recorded as a component of SG&A and were primarily due to employee termination and severance costs. Also, during Fiscal 2004, the Company wrote down pizza crust assets in the United Kingdom totaling $4.0 million pretax ($2.8 million after-tax) which has been included as a component of cost of products sold. Management estimates that these actions impacted approximately 100 employees.

In Fiscal 2003, Del Monte transaction costs and costs to reduce overhead of the remaining business totaled $164.6 million pretax ($113.1 million after-tax) and were comprised of $61.8 million for legal, professional and other related costs, $51.3 million in employee termination and severance costs, $39.6 million related to the early retirement of debt and $12.0 million in non-cash asset write-downs. Of this amount, $6.1 million was included in cost of products sold, $118.9 million in SG&A, and $39.6 million in other expenses, net. Management estimates that these actions impacted approximately 400 employees excluding those who were transferred to Del Monte.

In Fiscal 2003, losses on the exit of non-strategic businesses, primarily the U.K. frozen pizza business and a North American fish and frozen vegetable business, totaled $62.4 million pretax ($49.3 million after-tax), and were comprised of $39.7 million in non-cash asset write-downs, $12.1 million in losses on the sale of businesses and $10.6 million in employee termination, severance and other exit costs. Of these amounts, $47.3 million was included in cost of products sold and $15.1 million in SG&A. Management estimates that these actions impacted approximately 600 employees.

During Fiscal 2004, the Company utilized $49.7 million in severance and exit cost accruals related to reorganization costs.

Streamline

In the fourth quarter of Fiscal 2001, the Company announced a restructuring initiative named "Streamline". This initiative included a worldwide organizational restructuring aimed at reducing overhead costs and was completed in the first half of Fiscal 2003.

During Fiscal 2003, the Company utilized $19.4 million of severance and exit cost accruals, principally related to its global overhead reduction plan, primarily in Europe and North America. In addition, as a result of the spin-off of SKF Foods, a $3.4 million restructuring liability related to ceasing canned pet food production at the Company's Terminal Island, California facility was transferred to Del Monte.

During the first quarter of Fiscal 2002, the Company recognized restructuring and implementation charges totaling $8.3 million pretax ($6.1 million after-tax). In the fourth quarter of Fiscal 2002, the Company recorded a net charge of $4.1 million pretax ($2.8 million after-tax) to reflect revisions in original cost estimates. This charge was primarily a result of higher than expected severance costs (primarily in Europe and the U.S.). Total Fiscal 2002 pretax charges of $3.8 million were classified as cost of products sold and $8.6 million as SG&A.

Results of Continuing Operations

In the first quarter of Fiscal 2004, the Company changed its segment reporting to reflect changes in organizational structure and the management of its business. The Company is now managing and reporting its North American businesses under two segments, which are designated North American Consumer Products and U.S. Foodservice. Certain changes were also made to the composition of the remaining segments. These changes involve the reclassification of certain operating and non-operating businesses between existing segments. Prior periods have been restated to conform with the current presentation. (Segment information is set forth in this report on pages 58 through 61 in Note 16, "Segment Information" in Item 8—"Financial Statements and Supplementary Data.")

Fiscal Years Ended April 28, 2004 and April 30, 2003

Sales for Fiscal 2004 increased $177.7 million, or 2.2%, to $8.41 billion. Sales were favorably impacted by volume of 0.4% and exchange translation rates of 7.3%. The favorable volume impact is primarily due to strong increases in the U.S. Foodservice and Asia/Pacific segments. These increases were partially offset by the impact of SKU rationalization and declines in Europe, relating primarily to a reduction in promotional support and trade inventories in advance of a major restage of the Italian infant feeding business in Fiscal 2005. Lower pricing decreased sales by 0.3%, primarily reflecting the Company's goal to achieve more competitive net pricing under the Every Day Low Pricing Strategy in the U.S. retail businesses as well as market price pressure in the *Tegel* poultry business in New Zealand. Divestitures, net of acquisitions, reduced sales 5.3% due primarily to the deconsolidation of Zimbabwe in the third quarter of the prior year. Domestic operations contributed approximately 38% of consolidated sales in Fiscal 2004 and Fiscal 2003.

Gross profit increased $155.8 million, or 5.3%, to $3.09 billion, and the gross profit margin increased to 36.7% from 35.6%. The gross profit margin increase was primarily driven by the Company's continuing focus on process and system improvements, productivity initiatives and elimination of less profitable SKU's. These gains were partially offset by lower overall net pricing for the Company and increased supply chain costs in the European seafood business. The aggregate increase in gross profit also benefited from favorable exchange translation rates, partially offset by the impact of higher pension costs, divestitures and the write down of U.K. pizza crust assets in the U.K. For Fiscal 2003, gross profit was also impacted by Del Monte transaction related costs, costs to reduce overhead of the remaining businesses of $6.1 million and losses on the exit of non-strategic businesses of $47.3 million.

SG&A decreased $49.7 million, or 2.8%, to $1.71 billion, and, as a percentage of sales, was reduced to 20.3% from 21.4%. The decrease is primarily due to the gain recorded on the sale of the Northern European Bakery business in the current year, and decreased marketing expense primarily in the North American Consumer Products segment reflecting the Company's goal to achieve more competitive net pricing as discussed above. Additionally, SG&A was impacted in Fiscal 2004 by reorganization costs of $17.1 million, and in Fiscal 2003 by Del Monte transaction related costs, costs to reduce overhead of the remaining businesses of $118.9 million, and losses on the exit of non-strategic businesses of $15.1 million. The favorable impact of these items was offset by increases in pension and personnel costs.

Total marketing support (recorded either as a reduction of revenue or as a component of SG&A) increased $179.4 million, or 8.0%, to $2.44 billion on a sales increase of 2.2%.

Operating income increased $205.4 million, or 17.5%, to $1.38 billion, and increased as a percentage of sales to 16.4% from 14.3% as a result of the changes noted above.

Net interest expense decreased $3.9 million, to $188.5 million, due to lower debt balances and lower interest rates. This decrease was partially offset by the prospective classification of the Heinz Finance Company's dividend on its mandatorily redeemable preferred shares to interest expense from other expense. This treatment is in accordance with the adoption of SFAS No. 150 (see below for further discussion) beginning in the second quarter of Fiscal 2004. Other expense, net, decreased $90.4 million, to $22.2 million, attributable to a $39.6 million pretax charge related to early retirement of debt in Fiscal 2003, decreased minority interest expense as a result of the Zimbabwe deconsolidation, the SFAS No. 150 reclassification previously discussed and increased equity income. The effective tax rate for the current year was 33.3% compared to 36.1% last year due primarily to improved country mix and effective tax planning. The current year effective tax rate was unfavorably impacted by 0.4 percentage points due to the sale of the Northern European bakery business and the prior year effective tax rate was unfavorably impacted by 1.6 percentage points due in part to the loss on the disposal of a North American fish and vegetable business.

Income from continuing operations for Fiscal 2004 was $778.9 million compared to $555.4 million in Fiscal 2003 (before the cumulative effect of change in accounting principle related to the adoption of SFAS No. 142). Diluted earnings per share was $2.20 in the current year compared to $1.57 in the prior year (before the cumulative effect of change in accounting principle related to the adoption of SFAS No. 142).

The impact of fluctuating exchange rates for Fiscal 2004 remained relatively consistent on a line-by-line basis throughout the consolidated statement of income.

FISCAL YEAR 2004 OPERATING RESULTS BY BUSINESS SEGMENT

North American Consumer Products

Sales of the North American Consumer Products segment decreased $49.1 million, or 2.3%. Sales volume decreased 0.2% as strong increases in *Heinz* ketchup and frozen potatoes were more than offset by declines in *SmartOnes* frozen entrées, related to the increased popularity of low-carb dieting, which drove declines in the nutritional frozen entrée category in the U.S., as well as the effects of the rationalization of *Boston Market* side dishes and *Hot Bites* snacks. Lower pricing decreased sales 1.6% consistent with our strategy to obtain more competitive consumer price points on *Boston Market HomeStyle* meals, *Heinz* gravy, *Classico* pasta sauces, *SmartOnes* frozen entrées and *Delimex* frozen snacks. Sales increased 0.4% due to the Canadian acquisition of Unifine Richardson B.V., which manufactures and sells salad dressings, sauces, and dessert toppings. Divestitures in the prior year reduced sales 2.9% and favorable exchange translation rates increased sales 1.9%.

Gross profit decreased $2.9 million, or 0.3%, to $872.8 million; however, the gross profit margin increased to 42.3% from 41.4% as manufacturing cost savings, reflecting significant productivity initiatives and more effective and efficient new product launches, offset unfavorable pricing and higher commodity costs. In addition, reorganization costs unfavorably impacted gross profit by $4.9 million in Fiscal 2003. Operating income increased $82.5 million, or 21.1%, to $474.1 million, primarily due to decreased consumer marketing expenses related to the prior year launch of *Easy Squeeze!*, *Boston Market* frozen entrées and *Hot Bites* snacks, and *Ore-Ida Funky Fries*. In addition, Fiscal 2004 operating income was unfavorably impacted by reorganization costs of $5.3 million and Fiscal 2003 operating income was unfavorably impacted by Del Monte transaction related costs and costs to reduce overhead of the remaining businesses and losses on the exit of non-strategic businesses of $60.9 million.

U.S. Foodservice

U.S. Foodservice's sales increased $113.2 million, or 8.6%. Sales volume increased sales 2.4% primarily due to increases in *Heinz* ketchup, *Escalon* processed tomato products, *Dianne's* frozen desserts and single serve condiments as a result of new customers, successful product innovation and a strengthening trend in the U.S. restaurant industry. Higher pricing increased sales by 2.7% chiefly due to *Heinz* ketchup and single serve condiments. Acquisitions, net of divestitures, increased sales 3.6%, primarily due to the acquisition of Truesoups LLC, a manufacturer and marketer of premium frozen soups.

Gross profit increased $34.8 million, or 9.3%, to $409.3 million, and the gross profit margin increased slightly to 28.6% from 28.5%. These increases are primarily due to favorable pricing and sales mix, partially offset by higher commodity costs. In addition, reorganization costs unfavorably impacted gross profit by $1.1 million for Fiscal 2003. Operating income increased $19.4 million, or 10.1%, to $211.1 million, primarily due to the growth in gross profit, partially offset by the impact of higher sales volume on Selling & Distribution expenses ("S&D") and increased General & Administrative expenses ("G&A") attributable to increased personnel and systems costs. In addition, reorganization costs unfavorably impacted operating income by $3.9 million in Fiscal 2004 and Del Monte transaction related costs and costs to reduce overhead of the remaining businesses and losses on the exit of non-strategic businesses unfavorably impacted operating income by $5.9 million for Fiscal 2003.

Europe

Heinz Europe's sales increased $251.2 million, or 8.3%. Favorable exchange translation rates increased sales by 12.2%. Volumes declined 1.4% due to decreases in Italian infant feeding, in advance of a restaging in early Fiscal 2005, and in convenience meals, due to promotional timing and the impact of our previously announced program to reduce low-margin SKU's. These decreases were partially offset by increases in *Heinz* ketchup from the successful introduction of the top-down bottle, and increases in *Heinz* salad cream, *Petite Navire* seafood due to the rebound from the prior year recall and frozen food products. Pricing decreased 0.3% as price increases on *Heinz* beans, ready-to-serve soups, and pasta meals were offset by increased trade promotion spending related to seafood. Also, prices were lower in Northern Europe as a result of the Netherland's largest retailer rolling back prices in excess of 8% beginning in the second quarter. Divestitures reduced sales 2.2%, primarily related to the sale of the U.K. frozen pizza business, the Northern European bakery business and a foodservice business in Italy.

Gross profit increased $128.8 million, or 11.3%, to $1,264.8 million, and the gross profit margin increased to 38.5% from 37.4%. The increase in gross profit is primarily due to favorable exchange translation rates, partially offset by increased supply chain costs in our European seafood business, the volume-related impact of reduced promotions in Heinz's Italian baby food business, the impact of divestitures and the write down of the U.K. pizza assets. Additionally, gross profit was unfavorably impacted by $47.4 million for reorganization costs and losses on the exit of non-strategic businesses in Fiscal 2003. Operating income increased $97.4 million, or 18.0%, to $639.2 million, primarily attributable to the favorable change in gross profit and the gain on the sale of the Northern European bakery business, partially offset by increased G&A expense primarily related to increased pension expense in the U.K. Operating income was unfavorably impacted by $58.9 million for reorganization costs and losses on the exit of non-strategic businesses in Fiscal 2003.

Asia/Pacific

Sales in Asia/Pacific increased $179.7 million, or 16.7%. Favorable exchange translation rates increased sales by 16.2%. Volume increased sales 2.6% primarily due to strong sales of *Heinz* ketchup, *Tegel* poultry in New Zealand, *Heinz* soups in Australia, and *ABC* sauces in Indonesia. Lower pricing decreased sales 1.8% related to lower prices on *Tegel* poultry in New Zealand, partially offset by price increases in Indonesia on *ABC* sauces and juice concentrates. Divestitures, net of acquisitions, reduced sales 0.5%.

Gross profit increased $67.9 million, or 19.8%, to $410.5 million, and the gross profit margin increased to 32.6% from 31.8%. These increases are primarily due to favorable exchange translation rates and supply chain improvements in our Australian and Wattie's businesses, partially offset by *Tegel* poultry's lower pricing and higher commodity costs. Operating income increased $45.7 million, or 45.5%, to $146.2 million, primarily due to the growth in gross profit and G&A reductions in our Australian and Wattie's businesses, partially offset by the impact of exchange translation rates on SG&A expenses. Additionally, operating income was unfavorably impacted by reorganization costs of $6.6 million in Fiscal 2003.

Other Operating Entities

Sales for Other Operating Entities decreased $317.3 million, or 45.9%, primarily due to the deconsolidation of the Company's Zimbabwe operations in Fiscal 2003. The deconsolidation also impacted gross profit and operating income. Gross profit decreased $83.1 million, or 40.9%, to $120.2 million, and operating income decreased $81.3 million, or 73.1%, to $29.9 million. Excluding the Zimbabwe operations in the prior year, sales increased 14.3%, primarily due to volume increases of 6.2%, and operating income decreased 15.3%. Other than the impact of Zimbabwe, the other significant impact on operating income was the recall in the third quarter of Fiscal 2004 of a soy-based infant formula product sold under the *Remedia* brand in Israel.

Zimbabwe remains in a period of economic uncertainty. Should the current situation continue, the Company could experience disruptions and delays associated with its Zimbabwe operations. Therefore, as of the end of November 2002, the Company deconsolidated its Zimbabwean operations and classified its remaining net investment of approximately $110 million as a cost investment included in other non-current assets on the consolidated balance sheets. Although the Company's business continues to operate and it is able to source raw materials, the country's economic situation remains uncertain and the Company's ability to recover its investment could become impaired.

Fiscal Years Ended April 30, 2003 and May 1, 2002

Sales for Fiscal 2003 increased $622.8 million, or 8.2%, to $8.24 billion. Sales were favorably impacted by pricing of 4.2%, foreign exchange translation rates of 5.6% and acquisitions of 2.2%. The favorable impact of acquisitions is primarily related to prior year acquisitions in the North American Consumer Products and U.S. Foodservice segments. The favorable pricing was realized primarily in certain highly inflationary countries, Europe and Asia/Pacific. Sales were negatively impacted by unfavorable volumes of 2.0%, due mainly to certain highly inflationary countries and the North American Consumer Products segment, as well as the continued impact of the previously announced SKU rationalization of low-margin products across the Company. Divestitures reduced sales by 1.8%. Domestic operations contributed approximately 38% of consolidated sales in Fiscal 2003 compared to 41% in Fiscal 2002.

Gross profit increased $176.5 million, or 6.4%, to $2.93 billion and the gross profit margin decreased slightly to 35.6% from 36.2%. This gross profit increase was primarily a result of favorable pricing and exchange translation rates and the benefit of reduced amortization of intangible assets of approximately $47.9 million, partially offset by the impact related to Del Monte transaction related costs and costs to reduce overhead of the remaining businesses and losses on the exit of non-strategic businesses of $53.4 million in Fiscal 2003. Fiscal 2002 operating income was also unfavorably impacted by $3.8 million for net Streamline restructuring charges and implementation costs.

SG&A increased $302.6 million, or 20.8%, to $1.76 billion and increased as a percentage of sales to 21.4% from 19.1%. The increase is primarily driven by the impact of Del Monte transaction related costs and costs to reduce overhead of the remaining businesses and losses on the exit of non-strategic businesses of $134.0 million in Fiscal 2003, increased S&D expenses, increased marketing spend across all segments and increased G&A expenses in the Europe and Asia/Pacific segments. Fiscal 2002 SG&A was also impacted by $8.6 million for net Streamline restructuring charges and implementation costs.

Total marketing support (recorded either as a reduction of revenue or as a component of SG&A) increased $199.2 million, or 9.7%, to $2.26 billion on a sales increase of 8.2%.

Operating income decreased $126.1 million, or 9.7%, to $1.17 billion and decreased as a percentage of sales to 14.3% from 17.1%. This decrease was primarily driven by the impact of Del Monte transaction related costs and costs to reduce overhead of the remaining businesses and losses on the exit of non-strategic businesses of $187.4 million in Fiscal 2003 and the North American Consumer Products and U.S. Foodservice segments partially offset by increases in the Europe and Asia/Pacific segments due to favorable exchange rates and pricing. Fiscal 2002 operating income was also unfavorably impacted by $12.4 million net Streamline restructuring charges and implementation costs.

Net interest expense decreased $12.0 million to $192.4 million, driven by lower interest rates and lower average debt. Other expense increased $67.7 million to $112.6 million. The increase is primarily attributable to the $39.6 million pretax charge related to early retirement of debt and increases in minority interest expense, largely related to increased profitability in the joint venture in Zimbabwe. The effective tax rate for Fiscal 2003 was 36.1% compared to 35.7% in Fiscal 2002. The effective tax rate was unfavorably impacted by 1.6 percentage points in Fiscal 2003 due in part to the loss on disposal of a North American fish and vegetable business.

Net income for Fiscal 2003 (before the effect of change in accounting principle related to the adoption of SFAS No. 142) was $555.4 million compared to $675.2 million in the prior year. Diluted earnings per share (before cumulative effect of change in accounting principle related to the adoption of SFAS No. 142) was $1.57 in Fiscal 2003 compared to $1.91 in Fiscal 2002.

The impact of fluctuating exchange rates for Fiscal 2003 remained relatively consistent on a line-by-line basis throughout the consolidated statement of income.

FISCAL YEAR 2003 OPERATING RESULTS BY BUSINESS SEGMENT

North American Consumer Products

Sales of the North American Consumer Products segment increased $8.1 million, or 0.4%, to $2.11 billion. Acquisitions, net of divestitures, increased sales 3.3%, due primarily to the prior year acquisitions of *Classico* and *Aunt Millie's* pasta sauces, *Mrs. Grass Recipe* soups, *Wyler's* bouillons and soups, *Delimex* frozen Mexican foods, *Poppers* retail frozen appetizers and licensing rights to the *T.G.I. Friday's* brand of frozen snacks and appetizers. Higher pricing increased sales 0.5%, due mainly to *Heinz* ketchup, *Jack Daniels* marinades and grilling sauces, *Ore-Ida* frozen potatoes and a reduction in trade promotions related to the launch of *Hot Bites* in the prior year, partially offset by *Boston Market HomeStyle* meals and appetizers and *SmartOnes* frozen entrées. Sales volume decreased 3.5% as growth in *SmartOnes* frozen entrées and specialty sauces was offset by decreases primarily in *Heinz* ketchup and vinegar, *Boston Market HomeStyle* side dishes, *Ore-Ida Funky Fries* and *Hot Bites*. Favorable exchange translation rates increased sales 0.3%.

Gross profit decreased $27.2 million, or 3.0%, to $875.7 million, and the gross profit margin decreased to 41.4% from 42.9% due primarily to unfavorable sales mix, increased manufacturing costs and costs to exit the *Ore-Ida Funky Fries* and *Hot Bites* product lines, partially offset by reduced amortization expense on intangible assets with indefinite lives, favorable pricing and acquisitions. Gross profit was also unfavorably impacted in Fiscal 2003 by $4.9 million for Del Monte transaction related costs and costs to reduce overhead of the remaining businesses, and in Fiscal 2002 by $2.4 million for net Streamline restructuring charges and implementation costs. Operating income decreased $114.1 million, or 22.6%, to $391.7 million due primarily to the change in gross profit, higher S&D and increased marketing primarily behind *Heinz Easy Squeeze!* ketchup, *Classico* pasta sauce, *SmartOnes* frozen entrees and *Ore-Ida* frozen potatoes. Additionally, operating income was unfavorably impacted by Del Monte transaction related costs and costs to reduce overhead of the remaining businesses and losses on the exit of non-strategic businesses in Fiscal 2003 of $60.9 million and in Fiscal 2002 by net Streamline restructuring charges and implementation costs of $6.1 million.

U.S. Foodservice

Sales of the U.S. Foodservice segment increased $32.9 million, or 2.6%, to $1.32 billion. Acquisitions increased sales 2.3%, due to the acquisition of *Dianne's* frozen desserts. Lower pricing decreased sales 0.3%. Sales volume increased 0.5% due primarily to *Heinz* ketchup and *Dianne's* frozen desserts.

Gross profit decreased $2.2 million, or 0.6%, to $374.5 million, and the gross profit margin decreased to 28.5% from 29.4% due primarily to unfavorable sales mix and increased manufacturing costs, partially offset by favorable pricing. Operating income decreased $31.0 million, or 13.9%, to $191.7 million due primarily to higher S&D and G&A expenses, increased marketing primarily behind the ketchup "Insist on Heinz" campaign. Operating income was also unfavorably impacted by costs to reduce overhead of the remaining businesses and losses on the exit of non-strategic businesses in Fiscal 2003 of $5.9 million.

Europe

Heinz Europe's sales increased $300.9 million, or 11.0%, to $3.04 billion. Favorable exchange translation rates increased sales by 11.5%. Higher pricing increased sales 1.5%, primarily due to *Heinz* beans, ketchup and soups. Lower volume decreased sales 1.3%, driven primarily by planned SKU rationalizations and frozen pizza, partially offset by volume increases in ketchup and frozen entrees. Divestitures reduced sales by 0.7%.

Gross profit increased $101.4 million, or 9.8%, to $1.14 billion; however, the gross profit margin decreased to 37.4% from 37.8%. The increase in gross profit is due primarily to favorable foreign exchange rates, pricing and reduced amortization expense related to intangible assets. This increase was partially offset by the unfavorable impact of $47.4 million related to reorganization costs and losses on the exit of non-strategic businesses in Fiscal 2003. Operating income increased $12.8 million, or 2.4%, to $541.7 million, primarily attributable to the favorable change in gross profit, offset partially by increased SG&A expenses. Fiscal 2003 operating income was also unfavorably impacted by $58.9 million related to reorganization costs and losses on the exit of non-strategic businesses, and Fiscal 2002 operating income was unfavorably impacted by net Streamline restructuring charges and implementation costs of $3.6 million.

Asia/Pacific

Sales in Asia/Pacific increased $166.3 million, or 18.2%, to $1.08 billion. Favorable exchange translation rates increased sales by 12.9%. Higher pricing increased sales 3.8%, primarily due to *Heinz* ready-to-serve soups, poultry, juices/drinks and sauces. Volume decreased sales 0.1%, driven primarily by declines driven by planned SKU rationalizations and decreases in cooking oils and frozen vegetables offset by increases in sauces, poultry and ketchup. Acquisitions, net of divestitures, increased sales by 1.6%.

Gross profit increased $73.7 million, or 27.4%, to $342.7 million, and the gross profit margin increased to 31.8% from 29.5%. These increases were due primarily to favorable foreign exchange rates, increased pricing and reduced manufacturing costs. During Fiscal 2003, the Company made significant progress in improving its supply chain and net pricing across our businesses in Australia, New Zealand and Japan. Operating income increased $29.0 million, or 40.5%, to $100.5 million, primarily due to the change in gross profit, offset partially by increased marketing and G&A expenses. Fiscal 2003 operating income was also unfavorably impacted by $6.6 million related to reorganization costs.

Other Operating Entities

Sales for Other Operating Entities increased $114.6 million, or 19.8%, to $691.9 million primarily due to favorable pricing in Zimbabwe. Gross profit increased $28.5 million, or 16.3%, due primarily to favorable pricing. Operating income increased $35.2 million due primarily to the increase in gross profit; however, more than half of this increase was offset by increased minority interest expense recorded below operating income.

Liquidity and Financial Position

Cash provided by continuing operating activities in Fiscal 2004 increased by more than 37% to $1,249.0 million from $906.0 million last year. The increase in Fiscal 2004 versus Fiscal 2003 is primarily due to reductions in working capital, particularly accounts receivable and accounts payable, across the Company which resulted in the 11 day improvement in the Company's cash conversion cycle versus the year ago period. The Company contributed $202 million to its pension plans in Fiscal 2004 compared to $224 million of contributions in Fiscal 2003.

Cash used for investing activities totaled $261.1 million compared to cash provided by investing activities of $961.1 million last year. Cash provided by the spin-off of assets to Del Monte was $1,063.6 million in the prior year. Acquisitions, net of divestitures, used $41.7 million in cash in Fiscal 2004 compared to providing $41.4 million in the prior year. Capital expenditures totaled $232.0 million compared to $154.0 million last year and are expected to increase slightly in Fiscal 2005 when compared with Fiscal 2004.

Cash used for financing activities totaled $643.9 million compared to $1,416.5 million last year. The Company paid down $74.3 million in long-term debt during Fiscal 2004, compared to $741.2 million last year. Payments on commercial paper and short-term borrowings required $144.7 million in Fiscal 2004 compared to $176.2 million last year. Cash used for purchases of treasury stock, net of proceeds from option exercises, was $57.4 million this year. There were no treasury stock purchases in the prior year, and proceeds from option exercises provided $7.5 million in the prior year. Dividend payments totaled $379.9 million compared to $521.6 million for the same period last year reflecting a reduction in the dividend rate in the fourth quarter of Fiscal 2003 as a result of the spin off of SKF Foods. On March 10, 2004, the Company announced that its Board of Directors approved a 5.5% increase in the annual dividend on common stock for Fiscal 2005 (from 27 cents to 28.5 cents per quarter), effective with the July 2004 dividend. Fiscal 2005 dividends are expected to approximate $400 million.

The Company's primary measure of cash flow performance is operating free cash flow. For Fiscal 2004, the Company achieved record operating free cash flow totaling $1,017.0 million as compared to $752.1 million for the same period a year ago, or an increase of 35.2%. The increase in operating free cash flow is the result of higher net income and improved working capital performance, partially offset by increased capital expenditures. The strong cash flow performance allowed the Company to make voluntary contributions to several of the Company's pension plans in the amount of $152 million. The Company anticipates that operating free cash flow for Fiscal 2005 should be in the range of $800 million to $1.0 billion.

In Fiscal 2004, the Company continued its debt reduction efforts by retiring approximately $219 million of debt, offset by an increase in debt of $89 million as a result of changes in foreign exchange rates. At April 28, 2004, the Company's net debt was $3.7 billion. Excluding the reclassification of Heinz Finance Company's preferred stock (see below for further discussion), net debt would have been $3.3 billion, down approximately $490 million compared to the year earlier period and down $1.8 billion since the beginning of Fiscal 2003. The Company expects that over $400 million of long-term debt maturing in Fiscal 2005 will be retired.

The Company has enhanced its liquidity over the past year by reducing short-term debt to $11.4 million at April 28, 2004 from $146.8 million at April 30, 2003. Over the same time period, cash and cash equivalents have increased by 47.2% to $1.18 billion from $801.7 million. The Company's cash balance together with its anticipated strong operating cash flow and access to committed and uncommitted credit facilities and the capital market, if required, should enable the Company to meet its cash requirements for operations, including capital expansion programs and dividends to shareholders.

Since the beginning of Fiscal 2002, the Company has significantly increased the proportion of long-term debt to total debt such that at April 28, 2004 long-term debt represented 91.2% of total debt as compared to a ratio of 61.7% at May 2, 2001. Through the use of interest rate swaps, the Company has converted $2.875 billion of fixed rate debt to floating rates in order to maintain our desired mix of fixed and floating rate debt, while continuing to maintain long-term financing. The nature and amount of the Company's long-term and short-term debt as well as the proportionate amount of fixed-rate and floating-rate debt can be expected to vary as a result of future business requirements, market conditions and other factors.

Return on average shareholders' equity ("ROE") was 51.6% in Fiscal 2004, 34.7% in Fiscal 2003 and 54.8% in Fiscal 2002. ROE was unfavorably impacted by 9.9% in Fiscal 2003 related to Del Monte transaction related costs, costs to reduce overhead of the remaining business and losses on the exit of non-strategic businesses, and 0.6% in Fiscal 2002 related to restructuring and implementation costs of the Streamline initiative. Pretax return on average invested capital ("ROIC") was 24.5% in Fiscal 2004, 19.0% in Fiscal 2003 and 22.7% in Fiscal 2002. ROIC was favorably impacted by 0.1% in Fiscal 2004 related to the gain on the disposal of a bakery business in Northern Europe offset by reorganization costs and the write down of pizza crust assets in the United Kingdom. ROIC was unfavorably impacted by 3.5% in Fiscal 2003 related to Del Monte transaction related costs, costs to reduce overhead of the remaining business and losses on the exit of non-strategic businesses, and unfavorably impacted by 0.2% in Fiscal 2002 related to restructuring and implementation costs of the Streamline initiative.

In September 2001, the Company and H.J. Heinz Finance Company, a subsidiary of the Company, entered into an $800 million 364-Day Credit Agreement, and a $1.5 billion Five-Year Credit Agreement, expiring in September 2006. In September 2003, the 364-day agreement was renewed and the borrowing amount was reduced to $600 million. These agreements support the Company's commercial paper borrowings and the remarketable securities. As a result, these borrowings are classified as long-term debt based upon the Company's ability to refinance these borrowings on a long-term basis. In addition, the Company had $944 million of foreign lines of credit available at April 28, 2004.

related to this debt to change by approximately $3.6 million. The following table presents additional information related to interest rate contracts designated as fair value hedges by the Company:

	April 28, 2004	April 30, 2003
	(Dollars in millions)	
Pay floating swaps—notional amount	$2,767.4	$2,550.0
Net unrealized gains	$ 125.3	$ 294.8
Weighted average maturity (years)	12.4	14.1
Weighted average receive rate	6.37%	6.47%
Weighted average pay rate	2.18%	2.32%

The Company had interest rate contracts with total notional amounts of $907.6 million and $400 million at April 28, 2004 and April 30, 2003, respectively, that do not meet the criteria for hedge accounting but effectively mitigate interest rate exposures. These derivatives are accounted for on a full mark-to-market basis through current earnings and their weighted average maturity is less than twelve months from the fiscal year-end. In connection with one of the interest rate swaps, the Company maintains a cash investment with the counterparty and receives a market rate of interest. The amount of the cash investment fluctuates and was $165.6 million at April 28, 2004. Net unrealized gains related to these interest rate contracts totaled $4.5 million and $2.1 million at April 28, 2004 and April 30. 2003, respectively.

Commodity Price Sensitivity: The Company is the purchaser of certain commodities such as corn, soybean oil and soybean meal. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. The Company may enter into commodity futures, swaps and option contracts to reduce the effect of price fluctuations on forecasted purchases. The Company had no outstanding commodity contracts at April 28, 2004. The Company held commodity contracts to hedge certain forecasted purchases with a notional amount of $21 million at April 30, 2003. Such contracts generally have a term of less than one year, and are accounted for as cash flow hedges if they meet certain qualifying criteria. Accordingly, the effective portion of gains and losses is deferred as a component of other comprehensive loss and is recognized as part of cost of products sold at the time the hedged item affects earnings. Any gains and losses due to hedge ineffectiveness or related to contracts which do not qualify for hedge accounting are recorded in current period earnings in other income and expense. Net unrealized losses related to commodity contracts held by the Company were not significant at April 30, 2003.

Effect of Hypothetical 10% Fluctuation in Market Prices: As of April 28, 2004, the potential gain or loss in the fair value of the Company's outstanding foreign currency contracts and interest rate contracts assuming a hypothetical 10% fluctuation in currency rates and swap rates, respectively, would be approximately:

	Fair Value Effect
	(Dollars in millions)
Foreign currency contracts	$ 85
Interest rate swap contracts	$119

However, it should be noted that any change in the fair value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In relation to currency contracts, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

The Company's primary measure of cash flow performance is operating free cash flow. For Fiscal 2004, the Company achieved record operating free cash flow totaling $1,017.0 million as compared to $752.1 million for the same period a year ago, or an increase of 35.2%. The increase in operating free cash flow is the result of higher net income and improved working capital performance, partially offset by increased capital expenditures. The strong cash flow performance allowed the Company to make voluntary contributions to several of the Company's pension plans in the amount of $152 million. The Company anticipates that operating free cash flow for Fiscal 2005 should be in the range of $800 million to $1.0 billion.

In Fiscal 2004, the Company continued its debt reduction efforts by retiring approximately $219 million of debt, offset by an increase in debt of $89 million as a result of changes in foreign exchange rates. At April 28, 2004, the Company's net debt was $3.7 billion. Excluding the reclassification of Heinz Finance Company's preferred stock (see below for further discussion), net debt would have been $3.3 billion, down approximately $490 million compared to the year earlier period and down $1.8 billion since the beginning of Fiscal 2003. The Company expects that over $400 million of long-term debt maturing in Fiscal 2005 will be retired.

The Company has enhanced its liquidity over the past year by reducing short-term debt to $11.4 million at April 28, 2004 from $146.8 million at April 30, 2003. Over the same time period, cash and cash equivalents have increased by 47.2% to $1.18 billion from $801.7 million. The Company's cash balance together with its anticipated strong operating cash flow and access to committed and uncommitted credit facilities and the capital market, if required, should enable the Company to meet its cash requirements for operations, including capital expansion programs and dividends to shareholders.

Since the beginning of Fiscal 2002, the Company has significantly increased the proportion of long-term debt to total debt such that at April 28, 2004 long-term debt represented 91.2% of total debt as compared to a ratio of 61.7% at May 2, 2001. Through the use of interest rate swaps, the Company has converted $2.875 billion of fixed rate debt to floating rates in order to maintain our desired mix of fixed and floating rate debt, while continuing to maintain long-term financing. The nature and amount of the Company's long-term and short-term debt as well as the proportionate amount of fixed-rate and floating-rate debt can be expected to vary as a result of future business requirements, market conditions and other factors.

Return on average shareholders' equity ("ROE") was 51.6% in Fiscal 2004, 34.7% in Fiscal 2003 and 54.8% in Fiscal 2002. ROE was unfavorably impacted by 9.9% in Fiscal 2003 related to Del Monte transaction related costs, costs to reduce overhead of the remaining business and losses on the exit of non-strategic businesses, and 0.6% in Fiscal 2002 related to restructuring and implementation costs of the Streamline initiative. Pretax return on average invested capital ("ROIC") was 24.5% in Fiscal 2004, 19.0% in Fiscal 2003 and 22.7% in Fiscal 2002. ROIC was favorably impacted by 0.1% in Fiscal 2004 related to the gain on the disposal of a bakery business in Northern Europe offset by reorganization costs and the write down of pizza crust assets in the United Kingdom. ROIC was unfavorably impacted by 3.5% in Fiscal 2003 related to Del Monte transaction related costs, costs to reduce overhead of the remaining business and losses on the exit of non-strategic businesses, and unfavorably impacted by 0.2% in Fiscal 2002 related to restructuring and implementation costs of the Streamline initiative.

In September 2001, the Company and H.J. Heinz Finance Company, a subsidiary of the Company, entered into an $800 million 364-Day Credit Agreement, and a $1.5 billion Five-Year Credit Agreement, expiring in September 2006. In September 2003, the 364-day agreement was renewed and the borrowing amount was reduced to $600 million. These agreements support the Company's commercial paper borrowings and the remarketable securities. As a result, these borrowings are classified as long-term debt based upon the Company's ability to refinance these borrowings on a long-term basis. In addition, the Company had $944 million of foreign lines of credit available at April 28, 2004.

As of April 28, 2004, the Company had $800 million of remarketable securities due November 2020. These securities are subject to an annual remarketing on each November 15, and the interest rate is reset on such dates. If the securities are not remarketed, then the Company is required to repurchase all of the securities at 100% of the principal amount plus accrued interest. On November 15, 2003, the securities were remarketed at a coupon of 5.772%.

At April 28, 2004, the Company's long-term debt ratings were A at Standard & Poor's and Fitch and A-3 at Moody's and the Company's short-term debt ratings were A-1 at Standard & Poor's, F-1 at Fitch and P-2 at Moody's.

In Fiscal 2004, the cash requirements of reorganization costs were approximately $47.3 million. Fiscal 2005 cash requirements related to reorganization costs are expected to be approximately $13 million.

Contractual Obligations and Other Commitments

Contractual Obligations

The Company is obligated to make future payments under various contracts such as debt agreements, lease agreements and unconditional purchase obligations. In addition, the Company has purchase obligations for materials, supplies, services and property, plant and equipment as part of the ordinary conduct of business. A few of these obligations are long-term and are based on minimum purchase requirements. In the aggregate, such commitments are not at prices in excess of current markets. Due to the proprietary nature of some of the Company's materials and processes, certain supply contracts contain penalty provisions for early terminations. The Company does not believe that a material amount of penalties is reasonably likely to be incurred under these contracts based upon historical experience and current expectations.

The following table represents the contractual obligations of the Company as of April 28, 2004.

	Less than 1 year	*1-3 years*	*3-5 Years*	*More than 5 years*	*Total*
			(Dollars in millions)		
Long Term Debt	$424,300	$ 498,582	$627,014	$3,265,668	$4,815,564
Capital Lease Obligations	3,012	5,692	5,648	37,430	51,782
Operating Leases	63,928	88,457	55,237	248,448	456,070
Purchase Obligations	440,723	252,543	34,541	11,344	739,151
Other Long-Term Liabilities Recorded on the Balance Sheet	60,000	167,474	145,000	158,000	530,474
Total	$991,963	$1,012,748	$867,440	$3,720,890	$6,593,041

Other long-term liabilities primarily consist of certain specific incentive compensation arrangements. The following long-term liabilities included on the consolidated balance sheet are excluded from the table above: income taxes, minority interest and insurance accruals. The Company is unable to estimate the timing of the payments for these items.

Off-Balance Sheet Arrangements and Other Commitments

The Company does not have material financial guarantees or other contractual commitments that are reasonably likely to adversely affect liquidity. In addition, the Company does not have any related party transactions that materially affect the results of operations, cash flow or financial condition.

Market Risk Factors

The Company is exposed to market risks from adverse changes in foreign exchange rates, interest rates, commodity prices and production costs. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

Foreign Exchange Rate Sensitivity: The Company's cash flow and earnings are subject to fluctuations due to exchange rate variation. Foreign currency risk exists by nature of the Company's global operations. The Company manufactures and sells its products in a number of locations around the world, and hence foreign currency risk is diversified.

The Company may attempt to limit its exposure to changing foreign exchange rates through both operational and financial market actions. These actions may include entering into forward or option contracts to hedge existing exposures, firm commitments and forecasted transactions. The instruments are used to reduce risk by essentially creating offsetting currency exposures. The following table presents information related to foreign currency contracts held by the Company:

	Aggregate Notional Amount		*Net Unrealized Gains / (Losses)*	
	April 28, 2004	*April 30, 2003*	*April 28, 2004*	*April 30, 2003*
	(Dollars in millions)			
Purpose of Hedge:				
Intercompany cash flows	$302	$ 95	$(0.8)	$0.8
Forecasted purchases of raw materials and finished goods and foreign currency denominated obligations	466	470	(5.8)	0.5
Forecasted sales and foreign currency denominated assets ..	215	150	—	2.3
	$983	$715	$(6.6)	$3.6

As of April 28, 2004, the Company's contracts to hedge forecasted transactions mature in one year. Contracts that meet qualifying criteria are accounted for as foreign currency cash flow hedges. Accordingly, the effective portion of gains and losses is deferred as a component of other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings. Any gains and losses due to hedge ineffectiveness or related to contracts which do not qualify for hedge accounting are recorded in current period earnings in other income and expense.

Substantially all of the Company's foreign affiliates' financial instruments are denominated in their respective functional currencies. Accordingly, exposure to exchange risk on foreign currency financial instruments is not material. (See Note 14 to the consolidated financial statements.)

Interest Rate Sensitivity: The Company is exposed to changes in interest rates primarily as a result of its borrowing and investing activities used to maintain liquidity and fund business operations. The nature and amount of the Company's long-term and short-term debt can be expected to vary as a result of future business requirements, market conditions and other factors. The Company's net debt obligations totaled $3.67 billion (or $3.34 billion excluding the reclassification of preferred stock) and $3.8 billion at April 28, 2004 and April 30, 2003, respectively. The Company's debt obligations are summarized in Note 8 to the consolidated financial statements.

In order to manage interest rate exposure, the Company utilizes interest rate swaps in order to convert fixed-rate debt to floating. These derivatives are primarily accounted for as fair value hedges. Accordingly, changes in the fair value of these derivatives, along with changes in the fair value of the hedged debt obligations that are attributable to the hedged risk, are recognized in current period earnings. Based on the amount of fixed-rate debt converted to floating as of April 28, 2004, a variance of 1/8% in the related interest rate would cause annual interest expense related to this debt to change by approximately $3.6 million. The following table presents additional information related to interest rate contracts designated as fair value hedges by the Company:

	April 28, 2004	April 30, 2003
	(Dollars in millions)	
Pay floating swaps—notional amount	$2,767.4	$2,550.0
Net unrealized gains	$ 125.3	$ 294.8
Weighted average maturity (years)	12.4	14.1
Weighted average receive rate	6.37%	6.47%
Weighted average pay rate	2.18%	2.32%

The Company had interest rate contracts with total notional amounts of $907.6 million and $400 million at April 28, 2004 and April 30, 2003, respectively, that do not meet the criteria for hedge accounting but effectively mitigate interest rate exposures. These derivatives are accounted for on a full mark-to-market basis through current earnings and their weighted average maturity is less than twelve months from the fiscal year-end. In connection with one of the interest rate swaps, the Company maintains a cash investment with the counterparty and receives a market rate of interest. The amount of the cash investment fluctuates and was $165.6 million at April 28, 2004. Net unrealized gains related to these interest rate contracts totaled $4.5 million and $2.1 million at April 28, 2004 and April 30. 2003, respectively.

Commodity Price Sensitivity: The Company is the purchaser of certain commodities such as corn, soybean oil and soybean meal. The Company generally purchases these commodities based upon market prices that are established with the vendor as part of the purchase process. The Company may enter into commodity futures, swaps and option contracts to reduce the effect of price fluctuations on forecasted purchases. The Company had no outstanding commodity contracts at April 28, 2004. The Company held commodity contracts to hedge certain forecasted purchases with a notional amount of $21 million at April 30, 2003. Such contracts generally have a term of less than one year, and are accounted for as cash flow hedges if they meet certain qualifying criteria. Accordingly, the effective portion of gains and losses is deferred as a component of other comprehensive loss and is recognized as part of cost of products sold at the time the hedged item affects earnings. Any gains and losses due to hedge ineffectiveness or related to contracts which do not qualify for hedge accounting are recorded in current period earnings in other income and expense. Net unrealized losses related to commodity contracts held by the Company were not significant at April 30, 2003.

Effect of Hypothetical 10% Fluctuation in Market Prices: As of April 28, 2004, the potential gain or loss in the fair value of the Company's outstanding foreign currency contracts and interest rate contracts assuming a hypothetical 10% fluctuation in currency rates and swap rates, respectively, would be approximately:

	Fair Value Effect
	(Dollars in millions)
Foreign currency contracts	$ 85
Interest rate swap contracts	$119

However, it should be noted that any change in the fair value of the contracts, real or hypothetical, would be significantly offset by an inverse change in the value of the underlying hedged items. In relation to currency contracts, this hypothetical calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar.

Recently Issued Accounting Standards

In December, 2003, the Financial Accounting Standards Board ("FASB") issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This revised statement requires additional annual disclosures regarding types of pension plan assets, investment strategy, future plan contributions, expected benefit payments and other items. The statement also requires quarterly disclosure of the components of net periodic benefit cost and plan contributions. The annual disclosures have been included in the Company's Form 10-K for its fiscal year ended April 28, 2004, and the quarterly disclosures will be required beginning in the first quarter of Fiscal 2005.

In December, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position 106-1, the Company elected to defer recognizing the effects of the Act on the accounting for its retirement health care plans in Fiscal 2004. In May 2004, the FASB issued Staff Position 106-2, providing final guidance on accounting for the Act. The Staff Position 106-2 will be implemented by the Company in the second quarter of Fiscal 2005. The Company is currently evaluating the impact of this guidance on the Company's financial position, results of operations and cash flows.

In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46-R, "Consolidation of Variable Interest Entities." FIN No. 46-R, which modifies certain provisions and effective dates of FIN No. 46, sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated, and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The provisions of FIN No. 46 became effective for the Company during its fourth quarter of Fiscal 2004. The adoption of this new standard did not have a material impact on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement affects the classification, measurement and disclosure requirements of certain freestanding financial instruments including mandatorily redeemable shares. SFAS No. 150 was effective for the Company for the second quarter of Fiscal 2004. The adoption of SFAS No. 150 required the prospective classification of Heinz Finance Company's $325 million of mandatorily redeemable preferred shares from minority interest to long-term debt and the $5.1 million quarterly preferred dividend from other expenses to interest expense beginning in the second quarter ending October 29, 2003, with no resulting effect on the Company's profitability.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of an entity's accounting policy decisions with respect to stock-based employee compensation in both annual and interim financial reporting. The disclosure provisions of SFAS No. 148 were effective for the Company at April 30, 2003. The Company is currently evaluating its policy for recognizing expense related to stock options.

Effective May 2, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. As a result of adopting SFAS No. 142, the Company recorded a transitional impairment charge which was calculated as of May 2, 2002, and recorded as an effect of a change in accounting principle in the fiscal year ended April 30, 2003, of $77.8 million. There was no tax effect associated with this charge. The charge, which relates to certain of the Company's reporting units, has been reflected in its segments as follows: Europe $54.6 million, Asia/Pacific $2.7 million and Other Operating Entities $20.5 million.

Discussion of Significant Accounting Estimates

In the ordinary course of business, the Company has made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Marketing Costs — Trade promotions are an important component of the sales and marketing of the Company's products, and are critical to the support of its business. Trade promotion costs include amounts paid to encourage retailers to offer temporary price reductions for the sale of the Company's products to consumers, amounts paid to obtain favorable display positions in retailers' stores, and amounts paid to customers for shelf space in retail stores. Accruals for trade promotions are recorded primarily at the time of sale of product to the customer based on expected levels of performance. Settlement of these liabilities typically occurs in subsequent periods primarily through an authorized process for deductions taken by a customer from amounts otherwise due to the Company. As a result, the ultimate cost of a trade promotion program is dependent on the relative success of the events and the actions and level of deductions taken by the Company's customers for amounts they consider due to them. Final determination of the permissible deductions may take extended periods of time.

Inventories — Inventories are stated at the lower of cost or market value. Cost is principally determined by the average cost method. The Company records adjustments to the carrying value of inventory based upon its forecasted plans to sell its inventories. The physical condition (e.g., age and quality) of the inventories is also considered in establishing its valuation. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions, customer inventory levels or competitive conditions differ from our expectations.

Property, Plant and Equipment — Land, buildings and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company's business model or changes in the Company's capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the net book value in excess of the salvage value, over its revised remaining useful life thereby increasing depreciation expense. Factors such as changes in the planned use of fixtures or software or closing of facilities could result in shortened useful lives.

Investments and Long-lived Assets — Investments and long-lived assets, including fixed assets and intangible assets with finite useful lives, are evaluated periodically by the Company for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted cash flows is less than the carrying value, the Company recognizes an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of cash flow requires significant management judgement and requires, among other things, certain assumptions about future volume, revenue and expense growth rates, foreign exchange rates, market value devaluation and inflation, and as such may differ from actual cash flows.

Goodwill and Indefinite Lived Intangibles — Carrying values of goodwill and intangible assets with indefinite lives are reviewed periodically for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". The Company's impairment review is based on a discounted cash flow approach that requires significant management judgments similar to those noted above for long-lived assets, and the selection of an appropriate discount rate. Impairment occurs when the carrying value of the reporting unit exceeds the discounted present value of the cash flows for that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel, and acts by governments and courts, may signal that an asset has become impaired.

Retirement Benefits — The Company sponsors pension and other retirement plans in various forms covering substantially all employees who meet eligibility requirements. Several statistical and other factors that attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, turnover rates and rate of future compensation increases as determined by the Company, within certain guidelines. The discount rate assumptions used to value pension and postretirement benefit obligations reflect the rates available on high quality fixed income investments available (in each country in which the Company operates a benefit plan) as of the measurement date. The weighted average discount rate used to measure the projected benefit obligation for the year ending April 28, 2004 was reduced to 5.8% as of April 28, 2004 from 5.9% as of April 30, 2003.

Over time, the expected rate of return on pension plan assets should approximate the actual long-term returns. In developing the expected rate of return, the Company considers actual real historic returns on asset classes, the investment mix of plan assets, investment manager performance and projected future returns of asset classes developed by respected consultants. The weighted average expected rate of return on plan assets used to calculate annual expense was 8.2% for the year ended April 28, 2004, 8.9% for the year ended April 30, 2003 and 9.2% for the year ended May 1, 2002. For purposes of calculating Fiscal 2005 expense, the weighted average rate of return will remain at approximately 8.2%.

In addition, the Company's actuarial consultants also use subjective factors such as withdrawal and mortality rates to estimate these factors. The actuarial assumptions used by the Company may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact to the amount of pension expense recorded by the Company.

Income Taxes — The Company computes its annual tax rate based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it earns income. Significant judgment is required in determining the Company's annual tax rate and in evaluating its tax positions. The Company establishes reserves when it becomes probable that a tax return position that it considers supportable may be challenged and that the Company may not succeed in completely defending that challenge. The Company adjusts these reserves in light of changing facts and circumstances, such as the settlement of a tax audit. The Company's annual tax rate includes the impact of reserve provisions and changes to reserves. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes that its reserves reflect the probable outcome of known tax contingencies. Favorable resolution would be recognized as a reduction to the Company's annual tax rate in the year of resolution. The Company's tax reserves are presented in the balance sheet principally within accrued income taxes.

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. When assessing the need for valuation allowances, the Company considers future taxable income and ongoing prudent and feasible tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Inflation

In general, costs are affected by inflation and the effects of inflation may be experienced by the Company in future periods. Management believes, however, that such effects have not been material to the Company during the past three years in the United States or in foreign non-hyperinflationary countries. The Company operates in certain countries around the world, such as Argentina, Venezuela and Zimbabwe, that have experienced hyperinflation. In hyperinflationary foreign countries, the Company attempts to mitigate the effects of inflation by increasing prices in line with inflation, where possible, and efficiently managing its working capital levels.

The impact of inflation on both the Company's financial position and results of operations is not expected to adversely affect Fiscal 2005 results. The Company's financial position continues to remain strong, enabling it to meet cash requirements for operations, including anticipated additional pension plan contributions, capital expansion programs and dividends to shareholders.

Stock Market Information

H. J. Heinz Company common stock is traded principally on The New York Stock Exchange and the Pacific Exchange, under the symbol HNZ. The number of shareholders of record of the Company's common stock as of May 28, 2004 approximated 47,600. The closing price of the common stock on The New York Stock Exchange composite listing on April 28, 2004 was $38.08. The value of the SKF Foods stock that was distributed to shareholders on December 20, 2002 was estimated to be $3.45 immediately prior to the merger of SKF Foods with Del Monte.

Stock price information for common stock by quarter follows:

	Stock Price Range	
	High	*Low*
2004		
First	$34.40	$29.71
Second	35.67	31.98
Third	36.62	34.89
Fourth	38.95	35.37
2003		
First	$43.19	$34.00
Second	39.50	30.31
Third	35.28	31.84
Fourth	32.31	29.05

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

This information is set forth in this report in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 23 through 24.

Item 8. Financial Statements and Supplementary Data.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders of
H. J. Heinz Company:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of H. J. Heinz Company and its subsidiaries (the "Company") at April 28, 2004 and April 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended April 28, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in conformity with Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets," which was adopted as of May 2, 2002.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 4, 2004

H. J. Heinz Company and Subsidiaries

Consolidated Statements of Income

	Fiscal Year Ended		
	April 28, 2004 (52 Weeks)	April 30, 2003 (52 Weeks)	May 1, 2002 (52 Weeks)
	(In thousands, except per share amounts)		
Sales	$8,414,538	$8,236,836	$7,614,036
Cost of products sold	5,326,281	5,304,362	4,858,087
Gross profit	3,088,257	2,932,474	2,755,949
Selling, general and administrative expenses	1,709,000	1,758,658	1,456,077
Operating income	1,379,257	1,173,816	1,299,872
Interest income	23,312	31,083	26,197
Interest expense	211,826	223,532	230,611
Other expense, net	22,192	112,636	44,938
Income from continuing operations before income taxes and cumulative effect of change in accounting principle	1,168,551	868,731	1,050,520
Provision for income taxes	389,618	313,372	375,339
Income from continuing operations before cumulative effect of change in accounting principle	778,933	555,359	675,181
Income from discontinued operations, net of tax	25,340	88,738	158,708
Income before cumulative effect of change in accounting principle	804,273	644,097	833,889
Cumulative effect of change in accounting principle	—	(77,812)	—
Net income	$ 804,273	$ 566,285	$ 833,889
Income Per Common Share:			
Diluted			
Continuing operations	$ 2.20	$ 1.57	$ 1.91
Discontinued operations	0.07	0.25	0.45
Cumulative effect of change in accounting principle	—	(0.22)	—
Net Income	$ 2.27	$ 1.60	$ 2.36
Average common shares outstanding—Diluted	354,372	354,144	352,872
Basic			
Continuing operations	$ 2.21	$ 1.58	$ 1.93
Discontinued operations	0.07	0.25	0.45
Cumulative effect of change in accounting principle	—	(0.22)	—
Net Income	$ 2.29	$ 1.61	$ 2.38
Average common shares outstanding—Basic	351,810	351,250	349,921
Cash dividends per share	$ 1.08	$ 1.485	$ 1.6075

See Notes to Consolidated Financial Statements.

H. J. Heinz Company and Subsidiaries

Consolidated Balance Sheets

	April 28, 2004	April 30, 2003
	(Dollars in thousands)	
Assets		
Current assets:		
Cash and cash equivalents	$1,180,039	$ 801,732
Receivables (net of allowances: 2004—$21,313 and 2003—$22,199)	1,093,155	1,165,460
Inventories:		
Finished goods and work-in-process	890,813	902,186
Packaging material and ingredients	266,119	250,767
Total inventories	1,156,932	1,152,953
Prepaid expenses	165,177	147,656
Other current assets	15,493	16,519
Total current assets	3,610,796	3,284,320
Property, plant and equipment:		
Land	65,836	61,870
Buildings and leasehold improvements	796,966	752,799
Equipment, furniture and other	2,864,422	2,598,184
	3,727,224	3,412,853
Less accumulated depreciation	1,669,938	1,454,987
Total property, plant and equipment, net	2,057,286	1,957,866
Other non-current assets:		
Goodwill	1,959,914	1,849,389
Trademarks, net	643,901	610,063
Other intangibles, net	149,920	134,897
Other non-current assets	1,455,372	1,388,216
Total other non-current assets	4,209,107	3,982,565
Total assets	$9,877,189	$9,224,751

See Notes to Consolidated Financial Statements.

H. J. Heinz Company and Subsidiaries

Consolidated Balance Sheets

	April 28, 2004	April 30, 2003
	(Dollars in thousands)	
Liabilities and Shareholders' Equity		
Current liabilities:		
Short-term debt	$ 11,434	$ 146,838
Portion of long-term debt due within one year	425,016	7,948
Accounts payable	1,063,113	938,168
Salaries and wages	50,101	43,439
Accrued marketing	230,495	201,945
Other accrued liabilities	361,596	387,130
Income taxes	327,313	200,666
Total current liabilities	2,469,068	1,926,134
Long-term debt and other liabilities:		
Long-term debt	4,537,980	4,776,143
Deferred income taxes	313,343	183,998
Non-pension postretirement benefits	192,599	192,663
Minority interest	104,645	415,559
Other	365,365	531,097
Total long-term debt and other liabilities	5,513,932	6,099,460
Shareholders' equity:		
Capital stock:		
Third cumulative preferred, $1.70 first series, $10 par value	94	106
Common stock, 431,096,485 shares issued, $0.25 par value	107,774	107,774
	107,868	107,880
Additional capital	403,043	376,542
Retained earnings	4,856,918	4,432,571
	5,367,829	4,916,993
Less:		
Treasury shares, at cost (79,139,249 shares at April 28, 2004 and 79,647,881 shares at April 30, 2003)	2,927,839	2,879,506
Unearned compensation	32,275	21,195
Accumulated other comprehensive loss	513,526	817,135
Total shareholders' equity	1,894,189	1,199,157
Total liabilities and shareholders' equity	$9,877,189	$9,224,751

See Notes to Consolidated Financial Statements.

H. J. Heinz Company and Subsidiaries
Consolidated Statements of Shareholders' Equity

	Comprehensive Income	Preferred Stock		Common Stock	
		Shares	Dollars	Shares	Dollars
	(Amounts in thousands, except per share amounts)				
Balance at May 2, 2001		13	$126	431,096	$107,774
Comprehensive income—2002:					
Net income—2002	$ 833,889				
Other comprehensive income (loss), net of tax:					
Minimum pension liability, net of $3,782 tax benefit	(6,440)				
Unrealized translation adjustments	30,824				
Net change in fair value of cash flow hedges	(3,270)				
Net hedging losses reclassified into earnings	3,194				
Comprehensive income	$ 858,197				
Cash dividends:					
Preferred @ $1.70 per share					
Common @ $1.6075 per share					
Shares reacquired					
Conversion of preferred into common stock		(2)	(16)		
Stock options exercised, net of shares tendered for payment					
Unearned compensation amortization					
Other, net*					
Balance at May 1, 2002		11	110	431,096	107,774
Comprehensive income—2003:					
Net income—2003	$ 566,285				
Other comprehensive income (loss), net of tax:					
Minimum pension liability, net of $186,595 tax benefit	(414,900)				
Unrealized translation adjustments	404,163				
Net change in fair value of cash flow hedges	24,265				
Net hedging gains reclassified into earnings/spun off	(17,683)				
Comprehensive income	$ 562,130				
Cash dividends:					
Preferred @ $1.70 per share					
Common @ $1.485 per share					
Conversion of preferred into common stock			(4)		
Stock options exercised, net of shares tendered for payment					
Spin off of SKF Foods					
Grant of restricted stock units, net of amortization					
Other, net*					
Balance at April 30, 2003		11	106	431,096	107,774
Comprehensive income—2004:					
Net income—2004	$ 804,273				
Other comprehensive income (loss), net of tax:					
Minimum pension liability, net of $53,166 tax expense	105,535				
Unrealized translation adjustments	210,017				
Net change in fair value of cash flow hedges	(15,196)				
Net hedging gains reclassified into earnings	3,253				
Comprehensive income	$1,107,882				
Cash dividends:					
Preferred @ $1.70 per share					
Common @ $1.08 per share					
Shares reacquired					
Conversion of preferred into common stock		(1)	(12)		
Stock options exercised, net of shares tendered for payment					
Grant of restricted stock units, net of amortization					
Other, net*					
Balance at April 28, 2004		10	$ 94	431,096	$107,774
Authorized Shares—April 28, 2004		10		600,000	

* Includes activity of the Global Stock Purchase Plan.

See Notes to Consolidated Financial Statements.

Additional Capital	*Retained Earnings*	*Treasury Stock*		*Unearned Compensation*	*Accumulated Other Comprehensive Loss*	*Total Shareholders' Equity*
		Shares	*Dollars*			
$331,633	$4,697,213	(82,148)	$(2,922,630)	$ (3,101)	$(837,288)	$1,373,727
	833,889					833,889
					24,308	24,308
	(20)					(20)
	(562,547)					(562,547)
		(1,000)	(45,363)			(45,363)
(540)		22	556			—
13,660†		2,556	64,620			78,280
				2,871		2,871
3,852		378	9,619			13,471
348,605	4,968,535	(80,192)	(2,893,198)	(230)	(812,980)	1,718,616
	566,285					566,285
					(4,155)	(4,155)
	(19)					(19)
	(521,592)					(521,592)
(160)		6	164			—
838†		311	7,755			8,593
	(580,638)					(580,638)
26,117				(20,965)		5,152
1,142		227	5,773			6,915
376,542	4,432,571	(79,648)	(2,879,506)	(21,195)	(817,135)	1,199,157
	804,273					804,273
					303,609	303,609
	(16)					(16)
	(379,910)					(379,910)
		(4,810)	(170,129)			(170,129)
(421)		18	433			—
2,792†		4,774	109,389			112,181
21,256				(11,080)		10,176
2,874		527	11,974			14,848
$403,043	$4,856,918	(79,139)	$(2,927,839)	$(32,275)	$(513,526)††	$1,894,189

† Includes income tax benefit resulting from exercised stock options.
†† Comprised of unrealized translation adjustment of $(161,376), minimum pension liability of $(345,575) and deferred net losses on derivative financial instruments $(6,575).

H. J. Heinz Company and Subsidiaries

Consolidated Statements of Cash Flows

	Fiscal Year Ended		
	April 28, 2004 (52 Weeks)	April 30, 2003 (52 Weeks)	May 1, 2002 (52 Weeks)
	(Dollars in thousands)		
Operating activities:			
Net income	$ 804,273	$ 566,285	$ 833,889
Net income from discontinued operations	(25,340)	(88,738)	(158,708)
Net income from continuing operations	778,933	477,547	675,181
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	210,158	194,328	177,403
Amortization	23,785	20,434	65,445
Deferred tax provision	97,542	133,320	77,412
Gain on sale of the Northern Europe bakery business	(26,338)	—	—
Cumulative effect of change in accounting principle	—	77,812	—
Provision for transaction costs and restructuring	—	177,979	12,386
Other items, net	(105,559)	(133,696)	(121,288)
Changes in current assets and liabilities, excluding effects of acquisitions and divestitures:			
Receivables	97,228	53,177	(76,145)
Inventories	77,636	66,351	(110,537)
Prepaid expenses and other current assets	(5,161)	(13,337)	(31,982)
Accounts payable	46,525	(1,665)	(9,460)
Accrued liabilities	(39,751)	(171,793)	(39,857)
Income taxes	94,009	25,581	95,801
Cash provided by operating activities	1,249,007	906,038	714,359
Investing activities:			
Capital expenditures	(231,961)	(153,969)	(193,854)
Proceeds from disposals of property, plant and equipment	16,979	33,533	17,555
Acquisitions, net of cash acquired	(112,847)	(13,554)	(834,838)
Proceeds from divestitures	71,177	54,981	32,859
Proceeds from spin-off	—	1,063,557	—
Sales and maturities of short-term investments	—	—	17,314
Other items, net	(4,450)	(23,460)	(13,173)
Cash (used for)/ provided by investing activities	(261,102)	961,088	(974,137)
Financing activities:			
Proceeds from long-term debt	—	—	2,009,111
Payments on long-term debt	(74,317)	(741,206)	(329,178)
Payments on commercial paper and short-term debt, net	(144,721)	(176,214)	(1,270,984)
Proceeds from issuance of preferred stock of subsidiary	—	—	325,000
Dividends	(379,926)	(521,611)	(562,567)
Purchase of treasury stock	(170,129)	—	(45,363)
Exercise of stock options	112,705	7,495	63,731
Other items, net	12,466	14,994	(8,491)
Cash (used for)/provided by financing activities	(643,922)	(1,416,542)	181,259
Effect of exchange rate changes on cash and cash equivalents	34,324	46,517	(12,234)
Effect of discontinued operations	—	102,228	159,498
Net increase in cash and cash equivalents	378,307	599,329	68,745
Cash and cash equivalents at beginning of year	801,732	202,403	133,658
Cash and cash equivalents at end of year	$1,180,039	$ 801,732	$ 202,403

See Notes to Consolidated Financial Statements.

H. J. Heinz Company and Subsidiaries

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Fiscal Year:

H. J. Heinz Company (the "Company") operates on a 52- or 53-week fiscal year ending the Wednesday nearest April 30. However, certain foreign subsidiaries have earlier closing dates to facilitate timely reporting. Fiscal years for the financial statements included herein ended April 28, 2004, April 30, 2003 and May 1, 2002.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions are eliminated. Investments owned less than 50%, where significant influence exists, are accounted for on an equity basis. Certain prior-year amounts have been reclassified in order to conform with the Fiscal 2004 presentation.

Use of Estimates:

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Translation of Foreign Currencies:

For all significant foreign operations, the functional currency is the local currency. Assets and liabilities of these operations are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included as a component of shareholders' equity. Gains and losses from foreign currency transactions are included in net income for the period.

Cash Equivalents:

Cash equivalents are defined as highly liquid investments with original maturities of 90 days or less.

Inventories:

Inventories are stated at the lower of cost or market. Cost is determined principally under the average cost method.

Property, Plant and Equipment:

Land, buildings and equipment are recorded at cost. For financial reporting purposes, depreciation is provided on the straight-line method over the estimated useful lives of the assets. Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. When property is retired or otherwise disposed, the cost and related depreciation are removed from the accounts and any related gains or losses are included in income. Property, plant and equipment are reviewed periodically for possible impairment. The Company's impairment review is based on an undiscounted cash flow analysis at the lowest level for which identifiable cash flows exist. Impairment occurs when the carrying value of the asset exceeds the future undiscounted cash flows. When an impairment is indicated, the asset is written down to its fair value.

Intangibles:

Intangible assets with finite useful lives are amortized on a straight-line basis over the estimated periods benefited, and are reviewed periodically for possible impairment, similar to property, plant and equipment. Goodwill and intangible assets with indefinite useful lives are not amortized. Prior to 2002, goodwill and intangible assets with indefinite useful lives were amortized over periods not exceeding 40 years. The carrying values of goodwill and other intangible assets with indefinite useful lives are tested at least annually for impairment.

Revenue Recognition:

The Company recognizes revenue when title, ownership and risk of loss pass to the customer. Revenue is recorded, net of sales incentives, and includes shipping and handling charges billed to customers. Shipping and handling costs are classified as part of cost of sales.

Advertising Expenses:

Advertising costs are expensed in the year in which the advertising first takes place.

Income Taxes:

Deferred income taxes result primarily from temporary differences between financial and tax reporting. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Where it is contemplated that earnings will be remitted, credit for foreign taxes already paid generally will offset applicable U.S. income taxes. In cases where they will not offset U.S. income taxes, appropriate provisions are included in the consolidated statements of income.

Stock-Based Employee Compensation Plans:

Stock-based compensation is accounted for by using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the Company's stock option plans. If the Company had elected to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, income and earnings per share from continuing operations before cumulative effect of change in accounting principle would have been as follows:

	Fiscal Year Ended		
	April 28, 2004 (52 Weeks)	April 30, 2003 (52 Weeks)	May 1, 2002 (52 Weeks)
	(Dollars in thousands, except per share amounts)		
Income from continuing operations before cumulative effect of change in accounting principle:			
As reported	$778,933	$555,359	$675,181
Fair value-based expense, net of tax	25,007	26,109	43,354
Pro forma	$753,926	$529,250	$631,827
Income per common share from continuing operations before cumulative effect of change in accounting principle:			
Diluted			
As reported	$ 2.20	$ 1.57	$ 1.91
Pro forma	$ 2.13	$ 1.49	$ 1.79
Basic			
As reported	$ 2.21	$ 1.58	$ 1.93
Pro forma	$ 2.14	$ 1.51	$ 1.81

The weighted-average fair value of options granted was $5.90 per share in Fiscal 2004, $6.86 per share in Fiscal 2003 and $8.54 per share in Fiscal 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2004	2003	2002
Dividend yield	3.3%	4.3%	3.9%
Volatility	20.1%	25.2%	23.3%
Risk-free interest rate	3.7%	4.0%	4.6%
Expected term (years)	6.5	6.5	6.5

Financial Instruments:

The Company's financial instruments consist primarily of cash and cash equivalents, short-term and long-term debt, swaps, forward contracts, commodity futures, and option contracts. The carrying values for the Company's financial instruments approximate fair value with the exception at times of long-term debt. As of April 28, 2004 and April 30, 2003, the fair value of debt obligations approximated the recorded value. As a policy, the Company does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes.

The Company uses derivative financial instruments for the purpose of hedging currency, price, and interest rate exposures, which exist as part of ongoing business operations. The Company carries derivative instruments on the balance sheet at fair value, determined by reference to quoted market prices. Derivatives with scheduled maturities of less than one year are included in receivables or accounts payable, based on the instrument's fair value. Derivatives with scheduled maturities beyond one year are presented as a component of other non-current assets or other liabilities, based on the instrument's fair value. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, if so, the reason for holding it. The cash flows related to derivative instruments are classified in the consolidated statements of cash flows within operating activities as a component of other items, net.

2. Recently Issued Accounting Standards

In December, 2003, the Financial Accounting Standards Board ("FASB") issued a revision to SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This revised statement requires additional annual disclosures regarding types of pension plan assets, investment strategy, future plan contributions, expected benefit payments and other items. The statement also requires quarterly disclosure of the components of net periodic benefit cost and plan contributions. The annual disclosures have been included in the Company's Form 10-K for its fiscal year ended April 28, 2004, and the quarterly disclosures will be required, beginning in the first quarter of Fiscal 2005.

In December, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act introduced a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retirement health care plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In accordance with FASB Staff Position 106-1, the Company elected to defer recognizing the effects of the Act on the accounting for its retirement health care plans in Fiscal 2004. In May of 2004, the FASB issued Staff Position 106-2, providing final guidance on accounting for the Act. The Staff Position 106-2 will be implemented by the Company in the second quarter of Fiscal 2005. The Company is currently evaluating the impact of this guidance on the Company's financial position, results of operations and cash flows.

In December 2003, the FASB issued FASB Interpretation ("FIN") No. 46-R, "Consolidation of Variable Interest Entities." FIN No. 46-R, which modifies certain provisions and effective dates of FIN No. 46, sets forth criteria to be used in determining whether an investment in a variable interest entity should be consolidated, and is based on the general premise that companies that control another entity through interests other than voting interests should consolidate the controlled entity. The provisions of FIN No. 46 became effective for the Company during the fourth quarter of Fiscal 2004. The adoption of this new standard did not have a material impact on the Company's financial position, results of operations or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement affects the classification, measurement and disclosure requirements of certain freestanding financial instruments including mandatorily redeemable shares. SFAS No. 150 was effective for the Company for the second quarter of Fiscal 2004. The adoption of SFAS No. 150 required the prospective classification of Heinz Finance Company's $325 million of mandatorily redeemable preferred shares from minority interest to long-term debt and the $5.1 million quarterly preferred dividend from other expenses to interest expense beginning in the second quarter ending October 29, 2003, with no resulting effect on the Company's profitability.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123". SFAS No. 148 provides alternative methods of transition for entities that voluntarily change to the fair value method of accounting for stock-based employee compensation, and it also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects of an entity's accounting policy decisions with respect to stock-based employee compensation in both annual and interim financial reporting. The disclosure provisions of SFAS No. 148 were effective for the Company at April 30, 2003.

3. Discontinued Operations And Spin-Off

On December 20, 2002, Heinz transferred to a wholly-owned subsidiary ("SKF Foods") certain assets and liabilities, including its U.S. and Canadian pet food and pet snacks, U.S. tuna, U.S. retail private label soup and private label gravy, *College Inn* broths and its U.S. infant feeding businesses and distributed all of the shares of SKF Foods common stock on a pro rata basis to its shareholders. Immediately thereafter, SKF Foods merged with a wholly-owned subsidiary of Del Monte Foods Company ("Del Monte") resulting in SKF Foods becoming a wholly-owned subsidiary of Del Monte.

In accordance with accounting principles generally accepted in the United States of America, the operating results related to these businesses spun off to Del Monte have been treated as discontinued operations in the Company's consolidated statements of income. Income from discontinued operations for Fiscal 2004 relates to a favorable settlement of prior year tax liabilities related to the spun off businesses. The discontinued operations generated sales of $1,091.3 million and $1,817.0 million and net income of $88.7 million (net of $35.4 million in tax) and $158.7 million (net of $69.4 million in tax) for Fiscal 2003 and 2002, respectively.

4. Acquisitions

All of the following acquisitions have been accounted for as purchases and, accordingly, the respective purchase prices have been allocated to the respective assets and liabilities based upon their estimated fair values as of the acquisition date. Operating results of businesses acquired have been included in the consolidated statements of income from the respective acquisition dates forward. There are no significant contingent payments, options or commitments associated with any of the acquisitions.

Pro forma results of the Company, assuming all of the following acquisitions had occurred at the beginning of each period presented, would not be materially different from the results reported.

During Fiscal 2002, the Company acquired the following businesses for a total of $837.3 million, which was paid primarily in cash, including obligations to sellers of $2.5 million:

- In July 2001, the Company completed the acquisition of Borden Food Corporation's pasta sauce, dry bouillon and soup business including such brands as *Classico* pasta sauces, *Aunt Millie's* pasta sauce, *Mrs. Grass Recipe* soups and *Wyler's* bouillons and soups.
- In August 2001, the Company completed the acquisition of Delimex Holdings, Inc., a leading maker of frozen Mexican food products such as taquitos, quesadillas, tamales and rice bowls.
- In September 2001, the Company completed the acquisition of Anchor Food Products branded retail business, which includes the retail licensing rights to the *T.G.I. Friday's* brand of frozen snacks and appetizers and the *Poppers* brand of retail appetizer lines.
- The Company also made other smaller acquisitions.

The allocations of the purchase price resulted in goodwill of $588.5 million, which was assigned to the North American Consumer Products segment. Of that amount, $375.3 million is expected to be deductible for tax purposes. In addition, $192.1 million of intangible assets were acquired, of which $97.2 million was assigned to brands and trademarks that are not subject to amortization. The remaining $94.9 million of acquired intangible assets has a weighted-average useful life of approximately 27 years. The intangible assets that make up that amount include brands and trademarks of $39.1 million (38-year weighted-average useful life), licensing agreements of $45.8 million (20-year weighted-average useful life) and patents of $10.0 million (18-year weighted-average useful life).

The Company made several acquisitions in Fiscal 2004 and 2003 for a total purchase price of $112.8 million and $13.6 million, respectively, none of which were significant.

5. Special Items

Divestitures and Other Reorganization Costs:

During Fiscal 2004, the Company sold its bakery business in Northern Europe for $57.9 million. The transaction resulted in a pretax gain of $26.3 million ($13.3 million after-tax), which was used to offset the reorganization costs discussed below and was recorded as a component of Selling, General and Administrative expenses ("SG&A").

Additionally, the Company recognized $17.1 million pretax ($11.0 million after-tax) of reorganization costs in Fiscal 2004. These costs were recorded as a component of SG&A, and were primarily due to employee termination and severance. Also, during Fiscal 2004, the Company wrote down pizza crust assets in the United Kingdom totaling $4.0 million pretax ($2.8 million after-tax) which has been included as a component of cost of products sold.

In Fiscal 2003, Del Monte transaction costs and costs to reduce overhead of the remaining business totaled $164.6 million pretax ($113.1 million after-tax) and were comprised of $61.8 million for legal, professional and other related costs, $51.3 million in employee termination and severance costs, $39.6 million related to the early retirement of debt, and $12.0 million in non-cash asset write-downs. Of this amount, $6.1 million was included in cost of products sold, $118.9 million in selling, general and administrative expenses ("SG&A"), and $39.6 million in other expense, net.

In Fiscal 2003, losses on the exit of non-strategic businesses, primarily the UK frozen pizza business and a North American fish and frozen vegetable business, totaled $62.4 million pretax ($49.3 million after-tax), and were comprised of $39.7 million in non-cash asset write-downs, $12.1 million in losses on the sale of businesses and $10.6 million in employee termination, severance and other exit costs. Of these amounts, $47.3 million was included in cost of products sold and $15.1 million in SG&A.

During Fiscal 2004, the Company utilized $49.7 million of severance and exit cost accruals related to reorganization costs. Amounts included in accrued expenses related to these initiatives totaled $13.2 million and $46.2 million at April 28, 2004 and April 30, 2003, respectively.

Streamline:

In the fourth quarter of Fiscal 2001, the Company announced a restructuring initiative named "Streamline". This initiative included a worldwide organizational restructuring aimed at reducing overhead costs and was completed in the first half of Fiscal 2003.

During Fiscal 2003, the Company utilized $19.4 million of severance and exit accruals, principally related to its global overhead reduction plan, primarily in Europe and North America. In addition, as a result of the spin off of SKF Foods, a $3.4 million restructuring liability related to ceasing canned pet food production at the Company's Terminal Island, California facility was transferred to Del Monte.

During the first quarter of Fiscal 2002, the Company recognized restructuring and implementation charges totaling $8.3 million pretax ($6.1 million after-tax). In the fourth quarter of Fiscal 2002, the Company recorded a net charge of $4.1 million pretax ($2.8 million after-tax) to reflect revisions in original cost estimates. This charge was primarily a result of higher than expected severance costs (primarily in Europe and the U.S.). Total Fiscal 2002 pretax charges of $3.8 million were classified as cost of products sold and $8.6 million as SG&A.

6. Goodwill and Other Intangible Assets

Effective May 2, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Under this standard, goodwill and intangibles with indefinite useful lives are no longer amortized. This standard also requires, at a minimum, an annual impairment assessment of the carrying value of goodwill and intangibles with indefinite useful lives. The reassessment of intangible assets, including the ongoing impact of amortization, and the assignment of goodwill to reporting units was completed during the first quarter of Fiscal 2003.

The Company completed its transitional goodwill impairment tests during the second quarter of Fiscal 2003 and, as a result, recorded a transitional impairment charge that was calculated as of May 2, 2002, and recorded as an effect of a change in accounting principle for Fiscal 2003, of $77.8 million. There was no tax effect associated with this charge. The charge, which relates to certain of the Company's reporting units, has been reflected in its segments as follows: Europe $54.6 million, Asia/Pacific $2.7 million, and Other Operating Entities $20.5 million.

The transitional impairment charge resulted from application of the new impairment methodology introduced by SFAS No. 142. Previous accounting rules incorporated a comparison of carrying value to undiscounted cash flows, whereas new rules require a comparison of carrying value to discounted cash flows, which are lower. Under previous requirements, no goodwill impairment would have been recorded on May 2, 2002.

The annual impairment tests are performed in the fourth quarter of each fiscal year unless events suggest an impairment may have occurred in the interim. No impairment charges were recognized in Fiscal 2004.

The effects of adopting the new standards on net income and diluted earnings per share are as follows:

	Fiscal Year Ended					
	Net income			*Diluted EPS*		
	2004	*2003*	*2002*	*2004*	*2003*	*2002*
	(Thousands of dollars, except per share amounts)					
Net income before effect of change in accounting principle	$804,273	$644,097	$833,889	$ 2.27	$1.82	$2.36
Add: Goodwill amortization	—	—	53,775	—	—	0.16
Trademark amortization	—	—	8,520	—	—	0.02
Adjusted net income before effect of change in accounting principle	804,273	644,097	896,184	2.27	1.82	2.54
Effect of change in accounting principle	—	(77,812)	—	—	(0.22)	—
Adjusted net income	$804,273	$566,285	$896,184	$ 2.27	$1.60	$2.54

Income from continuing operations for Fiscal 2002 would have been $720.4 million ($45.2 million higher after tax) had the provisions of the new standards been applied as of May 3, 2001.

In the first quarter of Fiscal 2004, the Company changed its segment reporting to reflect changes in organizational structure and management of its businesses (see footnote 16). The Company reallocated the goodwill previously assigned to its Heinz North America and U.S. Frozen segments to the new North American Consumer Products and U.S. Foodservice segments based on the relative fair values of the underlying reporting units as of May 1, 2003.

Changes in the carrying amount of goodwill for the fiscal year ended April 28, 2004, by reportable segment, are as follows:

	North American Consumer Products	*U.S. Foodservice*	*Europe*	*Asia / Pacific*	*Other Operating Entities*	*Total*
			(Thousands of dollars)			
Balance at April 30, 2003	$891,608	$164,542	$637,371	$143,201	$12,667	$1,849,389
Acquisition	26,638	14,459	2,968	7,532	6,712	58,309
Purchase accounting reclassifications	1,292	543	(4,957)	—	—	(3,122)
Divestitures	—	—	(11,469)	—	—	(11,469)
Translation adjustments	1,843	—	47,022	14,913	471	64,249
Other	2,558	—	—	—	—	2,558
Balance at April 28, 2004	$923,939	$179,544	$670,935	$165,646	$19,850	$1,959,914

Trademarks and other intangible assets at April 28, 2004 and April 30, 2003, subject to amortization expense, are as follows:

	April 28, 2004			*April 30, 2003*		
	Gross	*Accum Amort*	*Net*	*Gross*	*Accum Amort*	*Net*
			(Thousands of dollars)			
Trademarks	$188,927	$ (50,505)	$138,422	$191,832	$ (55,691)	$136,141
Licenses	208,186	(118,504)	89,682	208,186	(112,617)	95,569
Other	123,394	(63,156)	60,238	96,938	(57,610)	39,328
	$520,507	$(232,165)	$288,342	$496,956	$(225,918)	$271,038

Amortization expense for trademarks and other intangible assets subject to amortization was $17.1 million for the fiscal year ended April 28, 2004. Based upon the amortizable intangible assets recorded on the balance sheet as of April 28, 2004, amortization expense for each of the next five fiscal years is estimated to be approximately $17 million.

Intangible assets not subject to amortization at April 28, 2004 and April 30, 2003, were $505.5 million and $473.9 million, respectively, and consisted solely of trademarks.

7. Income Taxes

The following table summarizes the provision/(benefit) for U.S. federal, state and foreign taxes on income from continuing operations.

	2004	2003	2002
	(Dollars in thousands)		
Current:			
U.S. federal	$ 72,766	$ (1,701)	$133,428
State	7,119	9,218	5,857
Foreign	212,191	172,535	158,642
	292,076	180,052	297,927
Deferred:			
U.S. federal	59,394	89,111	27,617
State	3,606	3,721	217
Foreign	34,542	40,488	49,578
	97,542	133,320	77,412
Provision for income taxes	$389,618	$313,372	$375,339

Tax expense resulting from allocating certain net tax benefits directly to additional capital was $4.4 million in Fiscal 2004, $1.1 million in Fiscal 2003 and $15.1 million in Fiscal 2002.

The components of income from continuing operations before income taxes consist of the following:

	2004	2003	2002
	(Dollars in thousands)		
Domestic	$ 332,010	$139,669	$ 375,325
Foreign	836,541	729,062	675,195
From continuing operations	$1,168,551	$868,731	$1,050,520

The differences between the U.S. federal statutory tax rate and the Company's consolidated effective tax rate on continuing operations are as follows:

	2004	2003	2002
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Tax on income of foreign subsidiaries	(3.7)	(4.2)	(1.7)
State income taxes (net of federal benefit)	0.7	1.2	0.3
Earnings repatriation	1.9	0.8	1.0
Foreign losses	(1.0)	0.7	(0.3)
Tax law changes	0.1	(0.5)	—
Other	0.3	3.1	1.4
Effective tax rate	33.3%	36.1%	35.7%

The Fiscal 2004, 2003 and 2002 effective tax rates were unfavorably impacted by reorganization and related costs expected to be realized in lower tax rate jurisdictions and by nondeductible expenses related to the restructurings.

The deferred tax (assets) and deferred tax liabilities related to continuing operations recorded on the consolidated balance sheets as of April 28, 2004 and April 30, 2003 are as follows:

	2004	2003
	(Dollars in thousands)	
Depreciation/amortization	$ 408,839	$ 380,432
Benefit plans	42,313	2,835
Other	82,251	81,746
Deferred tax assets	533,403	465,013
Hedging losses—net	(32,768)	(25,601)
Operating loss carryforwards	(37,339)	(43,653)
Benefit plans	(127,198)	(179,120)
Tax credit carryforwards	—	(31,431)
Other	(106,471)	(102,126)
Deferred tax liabilities	(303,776)	(381,931)
Valuation allowance	19,599	62,754
Net deferred tax liabilities	$ 249,226	$ 145,836

At the end of Fiscal 2004, net operating loss carryforwards totaled $119.5 million. Of that amount, $55.3 million expire through 2023; the other $64.2 million do not expire.

Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to $2.47 billion at April 28, 2004.

The Fiscal 2004 net change in valuation allowance for deferred tax assets was a decrease of $43.2 million, due principally to a reduction of deferred tax assets related to foreign tax credit carryforwards.

During the third quarter of Fiscal 2004, the Company reorganized certain of its foreign operations and as a result incurred a foreign income tax liability of $110.5 million, payable in Fiscal 2005. Because the Company increased the tax basis in amortizable assets, cash flow is expected to be positive in each of the nine years following Fiscal 2005. Also during the third quarter of Fiscal 2004, the Company filed suit seeking a refund of federal income tax related to a transaction completed in Fiscal 1995. Receipt of the refund would have a positive effect on the Company's cash flow with no earnings impact as the offset would be a credit to additional paid-in capital.

8. Debt

Short-term debt consisted of bank debt and other borrowings of $11.4 million and $146.8 million as of April 28, 2004 and April 30, 2003, respectively. The weighted average interest rate was 4.3% and 5.2% for Fiscal 2004 and Fiscal 2003, respectively.

In September 2001, the Company and Heinz Finance entered into a $800 million 364-Day Credit Agreement, and a $1.5 billion Five-Year Credit Agreement, expiring in September 2006. In September 2003, the 364-day agreement was renewed and the borrowing amount was reduced to $600 million. These agreements support the Company's commercial paper borrowings and the remarketable securities. As a result, these borrowings are classified as long-term debt based upon the Company's ability to refinance these borrowings on a long-term basis. In addition, the Company had $944 million of foreign lines of credit available at April 28, 2004. Long-term debt was comprised of the following as of April 28, 2004 and April 30, 2003:

	2004	2003
	(Dollars in thousands)	
5.00% Euro Notes due January 2005	$ 355,303	$ 335,621
6.85% New Zealand Dollar Notes due February 2005	55,971	50,400
5.125% Euro Notes due April 2006	493,539	501,897
6.00% U.S. Dollar Notes due March 2008	299,221	299,022
6.226% Heinz Finance Preferred Stock due July 2008	325,000	—
6.625% U.S. Dollar Notes due July 2011	749,248	749,142
6.00% U.S. Dollar Notes due March 2012	695,944	695,427
U.S. Dollar Remarketable Securities due November 2020	800,000	800,000
6.375% U.S. Dollar Debentures due July 2028	243,350	243,074
6.25% British Pound Notes due February 2030	219,700	198,314
6.75% U.S. Dollar Notes due March 2032	547,409	547,316
Other U.S. Dollar due May 2005 — November 2034 (3.00-8.33%)	10,193	18,479
Other Non-U.S. Dollar due August 2004 — March 2022 (2.90-11.00%)	42,793	50,597
	4,837,671	4,489,289
SFAS 133 Hedge Accounting Adjustments (See Note 14)	125,325	294,802
Less portion due within one year	(425,016)	(7,948)
Total long-term debt	$4,537,980	$4,776,143
Weighted-average interest rate on long-term debt, including the impact of applicable interest rate swaps	3.69%	4.25%

The fair value of the debt obligations approximated the recorded value as of April 28, 2004 and April 30, 2003. Annual maturities of long-term debt during the next five fiscal years are $425.0 million in 2005, $497.7 million in 2006, $1.9 million in 2007, $301.2 million in 2008 and $327.1 million in 2009.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This statement affects the classification, measurement and disclosure requirements of certain financial instruments, including mandatorily redeemable shares. SFAS No. 150 was effective for the Company in the second quarter of Fiscal 2004. The adoption of SFAS No. 150 required the prospective classification of Heinz Finance's $325 million of mandatorily redeemable preferred shares from minority interest to long-term debt.

As of April 28, 2004, the Company had $800 million of remarketable securities due November 2020. These securities are subject to an annual remarketing on each November 15, and the interest rate is reset on such dates. If the securities are not remarketed, then the Company is required to repurchase all of the securities at 100% of the principal amount plus accrued interest. On November 15, 2003, the securities were remarketed at a coupon of 5.772%.

9. Shareholders' Equity

Capital Stock:

The preferred stock outstanding is convertible at a rate of one share of preferred stock into 15 shares of common stock. The Company can redeem the stock at $28.50 per share.

As of April 28, 2004, there were authorized, but unissued, 2,200,000 shares of third cumulative preferred stock for which the series had not been designated.

Employee Stock Ownership Plan ("ESOP"):

The Company established an ESOP in 1990 to replace in full or in part the Company's cash-matching contributions to the H. J. Heinz Company Employees Retirement and Savings Plan, a 401(k) plan for salaried employees. Matching contributions to the 401(k) plan are based on a percentage of the participants' contributions, subject to certain limitations.

Global Stock Purchase Plan ("GSPP"):

On September 8, 1999, the shareholders authorized the GSPP that provides for the purchase by employees of up to 3,000,000 shares of the Company's stock through payroll deductions. Employees who choose to participate in the plan receive an option to acquire common stock at a discount. The purchase price per share is the lower of 85% of the fair market value of the Company's stock on the first or last day of a purchase period. During Fiscal 2004, employees purchased 365,190 shares under this plan.

Pension Obligation:

The Company made cash contributions to its pension plans totaling $202 million in Fiscal 2004 compared to $224 million in Fiscal 2003. In addition, the Company recorded an additional minimum liability of $345.6 million and $451.1 million as of April 28, 2004 and April 30, 2003, respectively.

10. Supplemental Cash Flows Information

	2004	2003	2002
	(Dollars in thousands)		
Cash Paid During the Year For:			
Interest	$169,671	$ 282,366	$290,513
Income taxes	$164,767	$ 155,843	$180,757
Details of Acquisitions:			
Fair value of assets	$126,082	$ 30,391	$889,440
Liabilities*	13,235	11,489	52,615
Cash paid	112,847	18,902	836,825
Less cash acquired	—	5,348	1,987
Net cash paid for acquisitions	$112,847	$ 13,554	$834,838
Noncash activities:			
Net assets spun-off	$ —	$1,644,195	$ —

* Includes obligations to sellers of $4.6 million and $2.5 million in 2004 and 2002, respectively.

11. Employees' Stock Option Plans and Management Incentive Plans

Under the Company's stock option plans, officers and other key employees may be granted options to purchase shares of the Company's common stock. Generally, the option price on outstanding options is equal to the fair market value of the stock at the date of grant. Options are generally exercisable beginning from one to four years after date of grant and have a maximum term of 10 years. In Fiscal 1998, in order to place greater emphasis on creation of shareholder value, performance-accelerated stock options were granted to certain key executives. These options vest eight years after the grant date, subject to acceleration if predetermined share price goals are achieved.

Data regarding the Company's stock option plans follows:

	Shares	*Weighted-Average Exercise Price*
Shares under option May 2, 2001	30,241,345	$39.04
Options granted	4,712,000	43.16
Options exercised	(2,555,999)	24.93
Options surrendered	(1,088,250)	51.01
Shares under option May 1, 2002	31,309,096	40.39
Options granted	3,711,410	35.43
Options exercised	(311,376)	33.03
Options surrendered	(402,306)	42.75
Spin off of SKF Foods	3,594,203	—
Shares under option April 30, 2003	37,901,027	36.02
Options granted	4,770,584	34.08
Options exercised	(4,774,004)	22.30
Options surrendered	(412,843)	35.57
Shares under option April 28, 2004	37,484,764	$37.49
Options exercisable at:		
May 1, 2002	19,087,840	$38.40
April 30, 2003	21,234,857	34.87
April 28, 2004	21,294,299	37.29

The following summarizes information about shares under option in the respective exercise price ranges at April 28, 2004:

	Options Outstanding			*Options Exercisable*	
Range of Exercise Price Per Share	*Number Outstanding*	*Weighted-Average Remaining Life (Years)*	*Weighted-Average Remaining Exercise Price Per Share*	*Number Exercisable*	*Weighted-Average Exercise Price*
$25.00-34.00	19,091,529	6.07	$31.58	10,666,559	$30.42
34.01-43.25	8,579,974	5.82	38.19	3,355,478	37.30
43.36-54.00	9,813,261	4.43	48.36	7,272,262	47.38
	37,484,764	5.59	$37.49	21,294,299	$37.29

The shares authorized but not granted under the Company's stock incentive plans were 17,785,026 at April 28, 2004 and 21,531,043 at April 30, 2003. Common stock reserved for stock incentive plans totaled 55,269,790 at April 28, 2004 and 59,432,070 at April 30, 2003.

The Company's management incentive plan covers officers and other key employees. Participants may elect to be paid on a current or deferred basis. The aggregate amount of all awards may not exceed certain limits in any year. Compensation under the management incentive plans was approximately $26 million in Fiscal 2004, $19 million in Fiscal 2003 and $21 million in Fiscal 2002.

Restricted Stock Units:

On September 12, 2002, the shareholders of the Company approved the "Fiscal Year 2003 Stock Incentive Plan", which permits the issuance of Restricted Stock Units ("RSUs") to employees with vesting periods between one and five years depending on the achievement of pre-defined goals. Upon vesting, the RSUs are converted into shares of the Company's common stock on a one-for-one basis and issued to the employees.

In Fiscal 2003, the Company granted 882,071 RSUs to employees, of which 7,731 were forfeited pursuant to the terms of the awards and 91,909 cancelled as a result of the spin-off of SKF Foods. In Fiscal 2004, the Company granted 928,066 RSUs to employees, of which 14,345 were forfeited pursuant to the terms of the awards and 172,462 were fully vested and converted to stock. At April 28, 2004, 1,523,690 RSUs remain outstanding.

The number of RSUs awarded to employees is determined by the fair market value of the Company's stock on the date of award. The fair value of the awards granted has been recorded as unearned compensation and is shown as a separate component of shareholders' equity. The Company recognized amortization related to the unearned compensation of $14.8 million in Fiscal 2004 and $5.8 million in Fiscal 2003.

12. Retirement Plans

The Company maintains retirement plans for the majority of its employees. Current defined benefit plans are provided primarily for domestic union and foreign employees. Defined contribution plans are provided for the majority of its domestic non-union hourly and salaried employees as well as certain employees in foreign locations. The Company uses an April 30 measurement date for its domestic plans and a March 31 measurement date for foreign plans.

The following table sets forth the funded status of the Company's principal defined benefit plans at April 28, 2004 and April 30, 2003.

	2004	2003
	(Dollars in thousands)	
Change in Benefit Obligation:		
Benefit obligation at the beginning of the year	$1,922,554	$1,631,789
Service cost	42,250	35,980
Interest cost	114,822	106,115
Participants' contributions	10,355	9,020
Amendments	1,052	91
Actuarial loss	15,370	164,602
Curtailment gain	(2,802)	(430)
Settlement	(9,887)	(21,803)
Special termination benefits	867	8,039
Benefits paid	(113,499)	(92,546)
Spin off of SKF Foods	—	(47,303)
Exchange/other	125,706	129,000
Benefit obligation at the end of the year	2,106,788	1,922,554

	2004	2003
	(Dollars in thousands)	
Change in Plan Assets:		
Fair value of plan assets at the beginning of the year	$1,511,880	$1,510,811
Actual return/(loss) on plan assets	282,740	(186,676)
Settlement	(9,450)	(21,803)
Employer contribution	201,512	223,541
Participants' contributions	10,355	9,020
Benefits paid	(113,499)	(92,546)
Spin off of SKF Foods	—	(40,646)
Exchange	100,869	110,179
Fair value of plan assets at the end of the year	1,984,407	1,511,880
Funded status	(122,381)	(410,674)
Unamortized prior service cost	57,359	60,198
Unamortized net actuarial loss	789,804	879,677
Unamortized net initial asset	(845)	(1,507)
Net amount recognized	$ 723,937	$ 527,694
Amount recognized in the consolidated balance sheet consists of:		
Prepaid benefit cost	$ 282,913	$ 134,575
Other miscellaneous assets	47,295	51,856
Accrued benefit liability	(106,539)	(317,706)
Accumulated other comprehensive loss	500,268	658,969
Net amount recognized	$ 723,937	$ 527,694

The accumulated benefit obligation for all defined benefit pension plans was $1,954.7 million at April 28, 2004 and $1,781.1 million at April 30, 2003. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $1,304.0 million, $1,197.2 million and $1,139.8 million, respectively, as of April 28, 2004 and $1,551.4 million, $1,423.6 million and $1,039.6 million, respectively, as of April 30, 2003. The change in minimum liability included in other comprehensive income was a decrease of $158.7 million at April 28, 2004 and an increase of $601.5 million at April 30, 2003. During Fiscal 2003, a total prepaid pension asset in the amount of $10.2 million was transferred as a result of the spin off of SKF Foods.

The weighted-average rates used for the years ended April 28, 2004 and April 30, 2003 in determining the projected benefit obligations for defined benefit plans were as follows:

	2004	2003
Discount rate	5.8%	5.9%
Compensation increase rate	3.9%	4.0%

Total pension cost of the Company's principal pension plans consisted of the following:

	2004	2003	2002
	(Dollars in thousands)		
Components of defined benefit net periodic benefit cost:			
Service cost	$ 42,250	$ 35,980	$ 30,391
Interest cost	114,822	106,115	96,444
Expected return on assets	(151,130)	(152,237)	(141,545)
Amortization of:			
Net initial asset	(798)	(1,325)	(1,818)
Prior service cost	8,697	8,815	8,473
Net actuarial loss	41,177	10,472	4,386
Loss/(gain) due to curtailment, settlement and special termination benefits	(2,348)	13,356	1,694
Net periodic benefit (income) cost	52,670	21,176	(1,975)
Defined contribution plans	22,493	24,786	19,314
Total pension cost	75,163	45,962	17,339
Less pension cost associated with discontinued operations	—	(5,901)	(4,926)
Pension cost associated with continuing operations	$ 75,163	$ 40,061	$ 12,413

The weighted-average rates used for the years ended April 28, 2004, April 30, 2003 and May 1, 2002 in determining the defined benefit plans' net pension costs were as follows:

	2004	2003	2002
Expected rate of return	8.2%	8.9%	9.2%
Discount rate	5.9%	6.6%	6.7%
Compensation increase rate	4.0%	4.2%	4.3%

The Company's expected rate of return is determined based on a methodology that considers investment real returns for certain asset classes over historic periods of various durations, in conjunction with the long-term outlook for inflation (i.e. "building block" approach). This methodology is applied to the actual asset allocation, which is in line with the investment policy guidelines for each plan. The Company also considers long-term rates of return for each asset class based on projections from consultants and investment advisers regarding the expectations of future investment performance of capital markets.

2010 and remains at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	*1% Decrease*
	(Dollars in thousands)	
Effect on total service and interest cost components	$ 2,117	$ (1,866)
Effect on postretirement benefit obligation	23,649	(21,058)

During Fiscal 2003, the Company transferred a net accrued benefit liability of $24.0 million as a result of the spin off of SKF Foods.

Cash Flows:

The Company contributed $20.0 million for benefit payments in the postretirement medical plans in Fiscal 2004. The Company funds its postretirement medical plans in order to make payment on claims as they occur during the fiscal year. Contributions for the next fiscal year are expected to be approximately $20 million.

Benefit payments expected in future years are as follows (dollars in thousands):

2005	$ 20,000
2006	$ 24,000
2007	$ 21,000
2008	$ 22,000
2009	$ 23,000
Years 2010-2014	$118,000

14. Derivative Financial Instruments and Hedging Activities

The Company operates internationally, with manufacturing and sales facilities in various locations around the world, and utilizes certain derivative and non-derivative financial instruments to manage its foreign currency, commodity price, and interest rate exposures.

Foreign Currency Hedging:

The Company uses forward contracts and to a lesser extent, option contracts to mitigate its foreign currency exchange rate exposure due to forecasted purchases of raw materials and sales of finished goods, and future settlement of foreign currency denominated assets and liabilities. Derivatives used to hedge forecasted transactions and specific cash flows associated with foreign currency denominated financial assets and liabilities that meet the criteria for hedge accounting are designated as cash flow hedges. Consequently, the effective portion of gains and losses is deferred as a component of accumulated other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings, in the same line item as the underlying hedged item.

The Company uses certain foreign currency debt instruments as net investment hedges of foreign operations. Losses of $13.4 million (net of income taxes of $7.8 million), $41.9 million (net of income taxes of $23.5 million) and $2.4 million (net of income taxes of $1.4 million), which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive loss within unrealized translation adjustment for the years ended April 28, 2004, April 30, 2003 and May 1, 2002, respectively.

Total pension cost of the Company's principal pension plans consisted of the following:

	2004	2003	2002
	(Dollars in thousands)		
Components of defined benefit net periodic benefit cost:			
Service cost	$ 42,250	$ 35,980	$ 30,391
Interest cost	114,822	106,115	96,444
Expected return on assets	(151,130)	(152,237)	(141,545)
Amortization of:			
Net initial asset	(798)	(1,325)	(1,818)
Prior service cost	8,697	8,815	8,473
Net actuarial loss	41,177	10,472	4,386
Loss/(gain) due to curtailment, settlement and special termination benefits	(2,348)	13,356	1,694
Net periodic benefit (income) cost	52,670	21,176	(1,975)
Defined contribution plans	22,493	24,786	19,314
Total pension cost	75,163	45,962	17,339
Less pension cost associated with discontinued operations	—	(5,901)	(4,926)
Pension cost associated with continuing operations	$ 75,163	$ 40,061	$ 12,413

The weighted-average rates used for the years ended April 28, 2004, April 30, 2003 and May 1, 2002 in determining the defined benefit plans' net pension costs were as follows:

	2004	2003	2002
Expected rate of return	8.2%	8.9%	9.2%
Discount rate	5.9%	6.6%	6.7%
Compensation increase rate	4.0%	4.2%	4.3%

The Company's expected rate of return is determined based on a methodology that considers investment real returns for certain asset classes over historic periods of various durations, in conjunction with the long-term outlook for inflation (i.e. "building block" approach). This methodology is applied to the actual asset allocation, which is in line with the investment policy guidelines for each plan. The Company also considers long-term rates of return for each asset class based on projections from consultants and investment advisers regarding the expectations of future investment performance of capital markets.

Plan Assets:

The Company's defined benefit pension plans' weighted average asset allocation at April 28, 2004 and April 30, 2003 and weighted average target allocation were as follows:

Asset Category	*Plan Assets at* 2004	*Plan Assets at* 2003	*Target Allocation*
Equity securities	63%	57%	64%
Debt securities	33%	40%	34%
Real estate	1%	1%	1%
Other	3%	2%	1%
	100%	100%	100%

The underlying basis of the investment strategy of the Company's defined benefit plans is to ensure that pension funds are available to meet the plans' benefit obligations when they are due. The Company's investment objectives include: prudently investing plan assets in a high-quality, diversified manner in order to maintain the security of the funds; achieving an optimal return on plan assets within specified risk tolerances; and investing according to local regulations and requirements specific to each country in which a defined benefit plan operates. The investment strategy expects equity investments to yield a higher return over the long term than fixed income securities, while fixed income securities are expected to provide certain matching characteristics to the plans' benefit payment cash flow requirements. Company common stock held as part of the Equity Securities amounted to less than one percent of Plan assets at April 28, 2004 and April 30, 2003.

Cash Flows:

The Company contributed approximately $202 million to the defined benefit plans in fiscal 2004. The Company funds its U.S. defined benefit plans in accordance with IRS regulations, while foreign defined benefit plans are funded in accordance with local laws and regulations in each respective country. Discretionary contributions to the pension funds may also be made by the Company from time to time. Defined benefit plan contributions for the next fiscal year are expected to be approximately $40 million, however actual contributions may be affected by pension asset and liability valuations during the year.

Benefit payments expected in future years are as follows (dollars in thousands):

2005	$110,000
2006	$112,000
2007	$115,000
2008	$119,000
2009	$124,000
Years 2010-2014	$687,000

13. Postretirement Benefits Other Than Pensions and Other Post Employment Benefits

The Company and certain of its subsidiaries provide health care and life insurance benefits for retired employees and their eligible dependents. Certain of the Company's U.S. and Canadian employees may become eligible for such benefits. The Company currently does not fund these benefit arrangements and may modify plan provisions or terminate plans at its discretion.

The following table sets forth the combined status of the Company's postretirement benefit plans at April 28, 2004 and April 30, 2003.

	2004	2003
	(Dollars in thousands)	
Change in benefit obligation:		
Benefit obligation at the beginning of the year	$ 248,486	$ 226,368
Service cost	4,802	5,089
Interest cost	15,277	15,559
Participants' contributions	1,552	1,540
Actuarial loss	28,913	39,124
Spin off of SKF Foods	—	(25,346)
Special termination benefits	749	3,054
Benefits paid	(21,551)	(18,759)
Exchange/other	1,121	1,857
Benefit obligation at the end of the year	279,349	248,486
Funded status	(279,349)	(248,486)
Unamortized prior service cost	(11,071)	(8,804)
Unamortized net actuarial loss/(gain)	82,997	53,627
Net accrued benefit liability	$(207,423)	$(203,663)

The weighted-average discount rate used in the calculation of the accumulated post-retirement benefit obligation at April 28, 2004 and April 30, 2003 was 6.2% and 6.3%, respectively.

Net postretirement costs consisted of the following:

	2004	2003	2002
	(Dollars in thousands)		
Components of defined benefit net periodic benefit cost:			
Service cost	$ 4,802	$ 5,089	$ 4,668
Interest cost	15,277	15,559	13,395
Amortization of:			
Prior service cost	(2,292)	(1,241)	(728)
Net actuarial loss/(gain)	3,801	732	(2,170)
Loss due to curtailment and special termination benefits	749	3,054	551
Net periodic benefit cost	22,337	23,193	15,716
Less periodic benefit cost associated with discontinued operations	—	(2,291)	(3,831)
Periodic benefit cost associated with continuing operations	$22,337	$20,902	$11,885

The weighted-average discount rate used in the calculation of the net postretirement benefit cost was 6.3% in 2004, 7.2% in 2003 and 7.5% in 2002.

The weighted-average assumed annual composite rate of increase in the per capita cost of company-provided health care benefits begins at 10.6% for 2005, gradually decreases to 5.0% by

2010 and remains at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical benefits. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% Increase	*1% Decrease*
	(Dollars in thousands)	
Effect on total service and interest cost components	$ 2,117	$ (1,866)
Effect on postretirement benefit obligation	23,649	(21,058)

During Fiscal 2003, the Company transferred a net accrued benefit liability of $24.0 million as a result of the spin off of SKF Foods.

Cash Flows:

The Company contributed $20.0 million for benefit payments in the postretirement medical plans in Fiscal 2004. The Company funds its postretirement medical plans in order to make payment on claims as they occur during the fiscal year. Contributions for the next fiscal year are expected to be approximately $20 million.

Benefit payments expected in future years are as follows (dollars in thousands):

2005	$ 20,000
2006	$ 24,000
2007	$ 21,000
2008	$ 22,000
2009	$ 23,000
Years 2010-2014	$118,000

14. Derivative Financial Instruments and Hedging Activities

The Company operates internationally, with manufacturing and sales facilities in various locations around the world, and utilizes certain derivative and non-derivative financial instruments to manage its foreign currency, commodity price, and interest rate exposures.

Foreign Currency Hedging:

The Company uses forward contracts and to a lesser extent, option contracts to mitigate its foreign currency exchange rate exposure due to forecasted purchases of raw materials and sales of finished goods, and future settlement of foreign currency denominated assets and liabilities. Derivatives used to hedge forecasted transactions and specific cash flows associated with foreign currency denominated financial assets and liabilities that meet the criteria for hedge accounting are designated as cash flow hedges. Consequently, the effective portion of gains and losses is deferred as a component of accumulated other comprehensive loss and is recognized in earnings at the time the hedged item affects earnings, in the same line item as the underlying hedged item.

The Company uses certain foreign currency debt instruments as net investment hedges of foreign operations. Losses of $13.4 million (net of income taxes of $7.8 million), $41.9 million (net of income taxes of $23.5 million) and $2.4 million (net of income taxes of $1.4 million), which represented effective hedges of net investments, were reported as a component of accumulated other comprehensive loss within unrealized translation adjustment for the years ended April 28, 2004, April 30, 2003 and May 1, 2002, respectively.

Commodity Price Hedging:

The Company uses commodity futures, swaps and option contracts in order to reduce price risk associated with forecasted purchases of raw materials such as corn, soybean oil, and soybean meal. Commodity price risk arises due to factors such as weather conditions, government regulations, economic climate and other unforeseen circumstances. Derivatives used to hedge forecasted commodity purchases that meet the criteria for hedge accounting are designated as cash flow hedges. Consequently, the effective portion of changes in the fair value of these derivatives is deferred as a component of accumulated other comprehensive loss and is recognized as part of cost of products sold at the time the hedged item affects earnings.

Interest Rate Hedging:

The Company uses interest rate swaps to manage interest rate exposure. These derivatives may be designated as cash flow hedges or fair value hedges depending on the nature of the risk being hedged. Derivatives used to hedge risk associated with changes in the fair value of certain fixed rate debt obligations are primarily designated as fair value hedges. Consequently, changes in the fair value of these derivatives, along with changes in the fair value of the hedged debt obligations that are attributable to the hedged risk, are recognized in current period earnings.

Hedge Ineffectiveness:

Hedge ineffectiveness related to cash flow hedges, which is reported in current period earnings as other income and expense, was a net gain of $0.4 million for the year ended April 28, 2004 and a net loss of $0.8 million and $0.3 million for the years ended April 30, 2003 and May 1, 2002, respectively. The Company excludes the time value component of option contracts from the assessment of hedge effectiveness.

Deferred Hedging Gains and Losses:

As of April 28, 2004, the Company is hedging forecasted transactions for periods not exceeding one year. During the next 12 months, the Company expects $6.4 million of net deferred loss reported in accumulated other comprehensive loss to be reclassified to earnings. Net deferred losses reclassified to earnings because the hedged transaction was no longer expected to occur were not significant for the years ended April 28, 2004 and May 1, 2002, and totaled $0.6 million for the year ended April 30, 2003.

Other Activities:

The Company enters into certain derivative contracts in accordance with its risk management strategy that do not meet the criteria for hedge accounting. Although these derivatives do not qualify as hedges, they have the economic impact of largely mitigating foreign currency, commodity price or interest rate exposures. These derivative financial instruments are accounted for on a full mark to market basis through current earnings even though they were not acquired for trading purposes. In connection with one of the interest rate swaps, the Company maintains a cash investment with the counterparty and receives a market rate of interest. The amount of the cash investment fluctuates and was $165.6 million at April 28, 2004.

At April 28, 2004, the Company had outstanding currency exchange and interest rate derivative contracts with notional amounts of $983 million and $3.68 billion, respectively. The Company had no outstanding commodity contracts at April 28, 2004. At April 30, 2003, the Company had outstanding currency exchange, commodity, and interest rate derivative contracts with notional amounts of $715 million, $21 million, and $2.95 billion, respectively. The fair value of derivative financial instruments was a net asset of $123 million and $300 million at April 28, 2004 and April 30, 2003, respectively.

Concentration of Credit Risk:

Counterparties to currency exchange and interest rate derivatives consist of large major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and, by policy, limits the amount of credit exposure to any one party. While the Company may be exposed to potential losses due to the credit risk of non-performance by these counterparties, losses are not anticipated. During Fiscal 2004, no single customer represented more than 10% of the Company's sales.

15. Net Income Per Common Share

The following are reconciliations of income to income applicable to common stock and the number of common shares outstanding used to calculate basic EPS to those shares used to calculate diluted EPS.

	Fiscal Year Ended		
	April 28, 2004 (52 Weeks)	*April 30, 2003 (52 Weeks)*	*May 1, 2002 (52 Weeks)*
	(Amounts in thousands)		
Income from continuing operations before cumulative effect of change in accounting principle	$778,933	$555,359	$675,181
Preferred dividends	16	19	20
Income from continuing operations applicable to common stock before cumulative effect of change in accounting principle	778,917	555,340	675,161
Cumulative effect of change in accounting principle	—	(77,812)	—
Income from continuing operations applicable to common stock	$778,917	$477,528	$675,161
Average common shares outstanding—basic	351,810	351,250	349,921
Effect of dilutive securities:			
Convertible preferred stock	145	147	162
Stock options and restricted stock	2,417	2,747	2,789
Average common shares outstanding—diluted	354,372	354,144	352,872

Stock options outstanding of 16.6 million, 18.4 million and 14.9 million as of April 28, 2004, April 30, 2003 and May 1, 2002, respectively, were not included in the above net income per diluted share calculations because to do so would have been antidilutive for the periods presented.

16. Segment Information

The Company's reportable segments are primarily organized by geographical area. The composition of segments and measure of segment profitability is consistent with that used by the Company's management.

In the first quarter of Fiscal 2004, the Company changed its segment reporting to reflect changes in organizational structure and management of its businesses. The Company is now managing and reporting its North American businesses under two segments, designated North American Consumer Products and U.S. Foodservice. Changes in the remaining segments involve the reclassification of certain operating and non-operating businesses between existing segments. Prior periods have been restated to conform to the current presentation. Descriptions of the Company's reportable segments are as follows:

- ***North American Consumer Products***—This segment manufactures, markets and sells ketchup, condiments, sauces, pasta meals, and frozen potatoes, entrees, snacks and appetizers to the grocery channels in the United States of America and includes our Canadian business.

- ***U.S. Foodservice***—This segment manufactures, markets and sells branded and customized products to commercial and non-commercial food outlets and distributors in the United States of America including ketchup, condiments, sauces and frozen soups and desserts.

- ***Europe***—This segment includes the Company's operations in Europe and sells products in all of the Company's core categories.

- ***Asia/Pacific***—This segment includes the Company's operations in New Zealand, Australia, Japan, China, South Korea, Indonesia, Singapore, and Thailand. This segment's operations include products in all of the Company's core categories.

- ***Other Operating Entities***—This segment includes the Company's operations in Africa, India, Latin America, the Middle East and other areas that sell products in all of the Company's core categories. During Fiscal 2003, the Company deconsolidated its Zimbabwe operations that have historically been reported in this segment.

The Company's management evaluates performance based on several factors including net sales, operating income excluding special items, and the use of capital resources. Intersegment revenues are accounted for at current market values. Items below the operating income line of the consolidated statements of income are not presented by segment, since they are excluded from the measure of segment profitability reviewed by the Company's management.

The following table presents information about the Company's reportable segments.

	Fiscal Year Ended					
	April 28, 2004 (52 Weeks)	*April 30, 2003 (52 Weeks)*	*May 1, 2002 (52 Weeks)*	*April 28, 2004 (52 Weeks)*	*April 30, 2003 (52 Weeks)*	*May 1, 2002 (52 Weeks)*
	Net External Sales			*Intersegment Sales*		
	(Dollars in thousands)					
North American Consumer Products	$2,064,937	$2,114,020	$ 2,105,899	$ 55,379	$ 55,763	$ 63,932
U.S. Foodservice	1,428,641	1,315,465	1,282,537	15,310	16,124	11,903
Europe	3,287,737	3,036,581	2,735,652	13,644	17,018	15,756
Asia/Pacific	1,258,556	1,078,849	912,581	2,911	3,281	2,944
Other Operating Entities	374,667	691,921	577,367	2,188	2,174	1,591
Non-Operating (a)	—	—	—	(89,432)	(94,360)	(96,126)
Consolidated Totals	$8,414,538	$8,236,836	$ 7,614,036	$ —	$ —	$ —

	Operating Income (Loss)			*Operating Income (Loss) Excluding (b) Special Items*		
North American Consumer Products	$ 474,129	$ 391,656	$ 505,717	$ 479,453	$ 452,543	$ 470,056
U.S. Foodservice	211,129	191,681	222,680	215,029	197,584	264,489
Europe	639,157	541,724	528,960	615,403	600,659	532,572
Asia/Pacific	146,190	100,460	71,508	146,190	107,109	71,567
Other Operating Entities	29,934	111,190	76,012	30,934	111,190	75,812
Non-Operating (a)	(121,282)	(162,895)	(105,005)	(115,424)	(107,878)	(102,260)
Consolidated Totals	$1,379,257	$1,173,816	$ 1,299,872	$1,371,585	$1,361,207	$1,312,236

	Depreciation and Amortization Expenses			*Capital Expenditures (c)*		
Total North America	$ 88,110	$ 81,702	$ 96,962	$ 110,946	$ 60,289	$ 84,404
Europe	97,924	93,988	104,314	73,212	59,010	69,911
Asia/Pacific	32,522	22,167	26,427	36,870	24,688	24,773
Other Operating Entities	7,403	8,035	11,237	9,202	5,635	9,819
Non-Operating (a)	7,984	8,870	3,908	1,731	4,347	4,947
Consolidated Totals	$ 233,943	$ 214,762	$ 242,848	$ 231,961	$ 153,969	$ 193,854

	Identifiable Assets		
Total North America	$3,356,878	$3,468,639	$ 5,469,722
Europe	3,788,378	3,331,420	3,184,158
Asia/Pacific	1,242,953	1,088,462	916,479
Other Operating Entities	276,130	255,991	347,643
Non-Operating (d)	1,212,850	1,080,239	360,352
Consolidated Totals	$9,877,189	$9,224,751	$10,278,354

(a) Includes corporate overhead, intercompany eliminations and charges not directly attributable to operating segments.

(b) ***Fiscal year ended April 28, 2004:*** Excludes the gain on disposal of the bakery business in Northern Europe, reorganization costs and the write down of pizza crust assets in the United Kingdom as follows: North American Consumer Products $5.3 million, U.S. Foodservice $3.9 million, Europe $(23.8) million, Other Operating Entities $1.0 million, and Non-Operating $5.9 million.

Fiscal year ended April 30, 2003: Excludes Del Monte transaction related costs, costs to reduce overhead of the remaining businesses and losses on the exit of non-strategic businesses as follows: North American Consumer Products $60.9 million, U.S. Foodservice $5.9 million, Europe $58.9 million, Asia/Pacific $6.6 million and Non-Operating $55.0 million.

Fiscal year ended May 1, 2002: Excludes restructuring and implementation costs of the Streamline initiative as follows: North American Consumer Products $6.1 million, Europe $3.6 million, Asia/Pacific $(0.1) million and Non-Operating $2.7 million.

(c) Excludes property, plant and equipment obtained through acquisitions.

(d) Includes identifiable assets not directly attributable to operating segments.

The Company's revenues are generated via the sale of products in the following categories:

	Fiscal Year Ended		
	April 28, 2004 (52 Weeks)	April 30, 2003 (52 Weeks)	May 1, 2002 (52 Weeks)
	(Unaudited) (Dollars in thousands)		
Ketchup, condiments and sauces	$3,047,662	$2,766,134	$2,678,807
Frozen foods	1,947,777	1,972,200	1,999,501
Convenience Meals	1,874,272	1,696,977	1,444,544
Infant foods	908,469	871,801	793,281
Other	636,358	929,724	697,903
Total	$8,414,538	$8,236,836	$7,614,036

The Company has significant sales and long-lived assets in the following geographic areas. Sales are based on the location in which the sale originated. Long-lived assets include property, plant and equipment, goodwill, trademarks and other intangibles, net of related depreciation and amortization.

	Fiscal Year Ended					
	Net External Sales			Long-Lived Assets		
	April 28, 2004 (52 Weeks)	April 30, 2003 (52 Weeks)	May 1, 2002 (52 Weeks)	April 28, 2004	April 30, 2003	May 1, 2002*
	(Dollars in thousands)					
United States	$3,167,424	$3,114,105	$3,049,215	$1,857,041	$1,830,059	$2,776,227
United Kingdom	1,703,748	1,574,258	1,408,642	707,763	660,752	434,405
Other	3,543,366	3,548,473	3,156,179	2,246,217	2,061,404	2,529,517
Total	$8,414,538	$8,236,836	$7,614,036	$4,811,021	$4,552,215	$5,740,149

* Amounts include discontinued operations.

17. Quarterly Results

	2004				
	First (13 Weeks)	Second (13 Weeks)	Third (13 Weeks)	Fourth (13 Weeks)	Total (52 Weeks)
	(Unaudited) (Dollars in thousands, except per share amounts)				
Sales	$1,895,524	$2,090,461	$2,097,181	$2,331,372	$8,414,538
Gross profit	707,076	781,218	779,247	820,716	3,088,257
Income from continuing operations	186,825	191,487	202,237	198,384	778,933
Per Share Amounts:					
Income from continuing operations—diluted	$ 0.53	$ 0.54	$ 0.57	$ 0.56	$ 2.20
Income from continuing operations—basic	0.53	0.54	0.58	0.56	2.21
Cash dividends	0.27	0.27	0.27	0.27	1.08

	2003				
	First (13 Weeks)	Second (13 Weeks)	Third (13 Weeks)	Fourth (13 Weeks)	Total (52 Weeks)
	(Unaudited) (Dollars in thousands, except per share amounts)				
Sales	$1,839,314	$2,099,170	$2,105,003	$2,193,349	$8,236,836
Gross profit	672,679	750,979	762,045	746,771	2,932,474
Income from continuing operations	76,560	168,537	129,849	102,601	477,547
Per Share Amounts:					
Income from continuing operations—diluted	$ 0.22	$ 0.48	$ 0.37	$ 0.29	$ 1.35
Income from continuing operations—basic	0.22	0.48	0.37	0.29	1.36
Cash dividends	0.4050	0.4050	0.4050	0.2700	1.4850

The first quarter of Fiscal 2004 includes the gain on sale of the bakery business in Northern Europe of $13.3 million after-tax, reorganization costs of $3.4 million after-tax and the write down of pizza crust assets in the United Kingdom of $2.8 million after-tax.

The fourth quarter of Fiscal 2004 includes reorganization costs of $7.6 million after-tax.

The first quarter of Fiscal 2003 includes costs related to the Del Monte transaction and costs to reduce overhead of the remaining businesses of $11.6 million after-tax.

The second quarter of Fiscal 2003 includes costs related to the Del Monte transaction and costs to reduce overhead of the remaining businesses of $6.9 million after-tax.

The third quarter of Fiscal 2003 includes costs related to the Del Monte transaction and costs to reduce overhead of the remaining businesses of $51.5 million after-tax and the loss on the disposal of a non-strategic business of $10.1 million after-tax.

The fourth quarter of Fiscal 2003 includes costs related to the Del Monte transaction and costs to reduce overhead of the remaining businesses of $43.0 million after-tax and losses on the exit of non-strategic businesses of $39.2 million after-tax.

18. Commitments and Contingencies

Legal Matters:

Certain suits and claims have been filed against the Company and have not been finally adjudicated. These suits and claims when finally concluded and determined, in the opinion of management, based upon the information that it presently possesses, will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Lease Commitments:

Operating lease rentals for warehouse, production and office facilities and equipment amounted to approximately $113.0 million in 2004, $95.2 million in 2003 and $91.3 million in 2002. Future lease payments for non-cancelable operating leases as of April 28, 2004 totaled $456.1 million (2005-$63.9 million, 2006-$51.0 million, 2007-$37.5 million, 2008-$27.8 million, 2009-$27.4 million and thereafter-$248.4 million).

No significant credit guarantees existed between the Company and third parties as of April 28, 2004.

19. Advertising Costs

Advertising expenses (including production and communication costs) for fiscal years 2004, 2003 and 2002 were $360.4 million, $370.9 million and $346.2 million, respectively, and are recorded either as a reduction of revenue or as a component of SG&A.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There is nothing to be reported under this item.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures, as of the end of the period covered by this report, were designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believes that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(b) Changes in Internal Controls over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

PART III

Item 10. Directors and Executive Officers of the Registrant.

Information relating to the Directors of the Company is set forth under the captions "Election of Directors" and "Additional Information—Section 16 Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held September 8, 2004. The information regarding the audit committee financial expert is set forth under the captions "Report of the Audit Committee" and "Relationship with Independent Auditors" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held on September 8, 2004. The Company's Code of Conduct applicable to all employees, including the principal executive officer, the principal financial officer, and the principal accounting officer, as well as the charters for the Company's Audit, Management Development & Compensation, Corporate Governance, and Public Issues Committees, as well as periodic and current reports filed with the SEC are available on the Company's website, www.heinz.com, and are available in print to any shareholder upon request. Such information is incorporated herein by reference. Information relating to the executive officers of the Company is set forth under the caption "Executive Officers of the Registrant" in Part I above.

Item 11. Executive Compensation.

Information relating to executive compensation is set forth under the caption "Executive Compensation" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held September 8, 2004. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The number of shares to be issued upon exercise and the number of shares remaining available for future issuance under the Company's equity compensation plans at April 28, 2004 were as follows.

Equity Compensation Plan Information

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	*(b)* Weighted-average exercise price of outstanding options, warrants and rights	*(c)* Number of securities remaining available for future issuance under equity compensation Plans (excluding securities reflected in column (a))
Equity Compensation plans approved by stockholders	39,008,454	$37.32	17,785,026
Equity Compensation plans not approved by stockholders (1)(2)(3)	182,619	N/A(4)	N/A(1)(5)
Total	39,191,073	$37.32	17,785,026

(1) The H. J. Heinz Company Restricted Stock Recognition Plan for Salaried Employees (the "Restricted Stock Plan") is designed to provide recognition and reward in the form of awards of restricted stock to employees who have a history of outstanding accomplishment and who, because of their experience and skills, are expected to continue to contribute significantly to the success of the Company. Eligible employees are those full-time salaried employees not participating in the shareholder-approved H. J. Heinz Company Incentive Compensation Plan in effect as of May 1, 2002, and who have not been awarded an option to purchase Company Common Stock. The Company has ceased issuing shares from this Restricted Stock Plan, and it is the Company's intention to terminate the Restricted Stock Plan once all restrictions on

previously issued shares are lifted. Future awards of this type will be made under the Fiscal Year 2003 Stock Incentive Plan.

(2) Historically, the Company has awarded between 300 and 700 shares to non-employee directors on an annual basis as discretionary grants in lieu of cash compensation. These grants were not awarded under any equity compensation plan and were in addition to 300 shares awarded annually to non-employee directors under the H. J. Heinz Company Stock Compensation Plan for Non-Employee Directors, which was approved by the Company's shareholders. All shares issued to non-employee directors are now issued under the shareholder-approved Fiscal Year 2003 Stock Incentive Plan and Stock Compensation Plan for Non-Employee Directors.

(3) The Executive Deferred Compensation Plan, as amended and restated on December 27, 2001 and the Deferred Compensation Plan for Non-Employee Directors as amended and restated on January 1, 2004, permits full-time salaried personnel based in the US who have been identified as key employees and non-employee directors, to defer all or part of his or her cash compensation into either a cash account that accrues interest, or into a Heinz stock account. The election to defer is irrevocable. The Management Development & Compensation Committee of the Board of Directors shall administer the Plan. All amounts are payable at the times and in the amounts elected by the executives at the time of the deferral. The deferral period shall be at least one year and shall be no greater than the date of retirement or other termination, whichever is earlier. Amounts deferred into cash accounts are payable in cash, and all amounts deferred into the Heinz stock account are payable in Heinz Common Stock. Compensation deferred into the Heinz stock account appreciates or depreciates according to the fair market value of Heinz Common Stock.

(4) The grants made under the Restricted Stock Plan, the Executive Deferred Compensation Plan and the Deferred Compensation Plan for Non-Employee Directors are restricted or reserved shares of Common Stock, and therefore there is no exercise price.

(5) The maximum number of shares of Common Stock that the Chief Executive Officer may grant under the Restricted Stock Plan has been established annually by the Executive Committee of the Board of Directors; provided, however, that such number of shares shall not exceed in any plan year 1% of all then outstanding shares of Common Stock.

Information relating to the ownership of equity securities of the Company by certain beneficial owners and management is set forth under the caption "Security Ownership of Management" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held September 8, 2004. Such information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

Information relating to certain relationships with a beneficial shareholder and certain related transactions is set forth under the caption "Security Ownership of Certain Principal Shareholders" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held September 8, 2004. Such information is incorporated herein by reference.

Item 14. Principal Auditor Fees and Services.

Information relating to the principal auditor's fees and services is set forth under the caption "Relationship With Independent Auditors" in the Company's definitive Proxy Statement in connection with its Annual Meeting of Shareholders to be held September 8, 2004. Such information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a)(1) The following financial statements and report are filed as part of this report under Item 8—"Financial Statements and Supplementary Data":

Consolidated Balance Sheets as of April 28, 2004 and April 30, 2003

Consolidated Statements of Income for the fiscal years ended April 28, 2004, April 30, 2003 and May 1, 2002

Consolidated Statements of Shareholders' Equity for the fiscal years ended April 28, 2004, April 30, 2003 and May 1, 2002

Consolidated Statements of Cash Flows for the fiscal years ended April 28, 2004, April 30, 2003 and May 1, 2002

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm of PricewaterhouseCoopers LLP dated June 4, 2004, on the Company's consolidated financial statements and financial statement schedule filed as a part hereof for the fiscal years ended April 28, 2004, April 30, 2003 and May 1, 2002

(2) The following report and schedule is filed herewith as a part hereof:

Consent of Independent Registered Public Accounting Firm of PricewaterhouseCoopers LLP dated June 17, 2004 filed as a part hereof

Schedule II (Valuation and Qualifying Accounts and Reserves) for the three fiscal years ended April 28, 2004, April 30, 2003 and May 1, 2002

All other schedules are omitted because they are not applicable or the required information is included herein or is shown in the consolidated financial statements or notes thereto filed as part of this report incorporated herein by reference.

(3) Exhibits required to be filed by Item 601 of Regulation S-K are listed below. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph numbers correspond to the exhibit numbers designated in Item 601 of Regulation S-K.

3(i) The Company's Articles of Amendment dated July 13, 1994, amending and restating the Company's amended and restated Articles of Incorporation in their entirety, are incorporated herein by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended April 27, 1994.

3(ii) The Company's By-Laws, as amended effective June 12, 2002 are incorporated herein by reference to Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2002.

4. Except as set forth below, there are no instruments with respect to long-term debt of the Company that involve indebtedness or securities authorized thereunder exceeding 10 percent of the total assets of the Company on a consolidated basis. The Company agrees to file a copy of any instrument or agreement defining the rights of holders of long-term debt of the Company upon request of the Securities and Exchange Commission.

(a) The Indenture between the Company and Bank One, National Association dated November 6, 2000, is incorporated herein by reference to Exhibit 4 to the Company's Quarterly Report on Form 10-Q for the nine months ended January 31, 2001.

(i) The Supplement dated May 3, 2001 to the Indenture between the Company and Bank One, National Association dated as of November 6, 2000 is incorporated herein by reference to Exhibit 4 (b)(i) of the Company's Form 10-K for the fiscal year ended May 2, 2001.

(b) The Indenture among the Company, H. J. Heinz Finance Company, and Bank One, National Association dated as of July 6, 2001 relating to the H. J. Heinz Finance Company's $750,000,000 6.625% Guaranteed Notes due 2011, $700,000,000 6.00% Guaranteed Notes due 2012 and $550,000,000 6.75% Guaranteed Notes due 2032 is incorporated herein by reference to Exhibit 4 of the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002.

(c) The Certificate of Designations, Preferences and Rights of Voting Cumulative Preferred Stock, Series A of H. J. Heinz Finance Company is incorporated herein by reference to Exhibit 4 of the Company's Quarterly Report on Form 10-Q for the three months ended August 1, 2001.

10(a) Management contracts and compensatory plans:

(i) 1986 Deferred Compensation Program for H. J. Heinz Company and affiliated companies, as amended and restated in its entirety effective December 6, 1995, is incorporated herein by reference to Exhibit 10(c)(i) to the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 1995.

(ii) H. J. Heinz Company 1984 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10(n) to the Company's Annual Report on Form 10-K for the fiscal year ended May 2, 1990.

(iii) H. J. Heinz Company 1987 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10(o) to the Company's Annual Report on Form 10-K for the fiscal year ended May 2, 1990.

(iv) H. J. Heinz Company 1990 Stock Option Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement dated August 3, 1990.

(v) H. J. Heinz Company 1994 Stock Option Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement dated August 5, 1994.

(vi) H. J. Heinz Company Supplemental Executive Retirement Plan, as amended, is incorporated herein by reference to Exhibit 10(c)(ix) to the Company's Annual Report on Form 10-K for the fiscal year ended April 28, 1993.

(vii) H. J. Heinz Company Executive Deferred Compensation Plan (as amended and restated on December 27, 2001) is incorporated by reference to Exhibit 10(a)(vii) of the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002.

(viii) H. J. Heinz Company Incentive Compensation Plan is incorporated herein by reference to Appendix B to the Company's Proxy Statement dated August 5, 1994.

(ix) H. J. Heinz Company Stock Compensation Plan for Non-Employee Directors is incorporated herein by reference to Appendix A to the Company's Proxy Statement dated August 3, 1995.

(x) H. J. Heinz Company 1996 Stock Option Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement dated August 2, 1996.

(xi) H. J. Heinz Company Deferred Compensation Plan for Directors is incorporated herein by reference to Exhibit 10(a)(xiii) to the Company's Annual Report on Form 10-K for the fiscal year ended April 29, 1998.

(xii) H. J. Heinz Company Global Stock Purchase Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement dated August 3, 1999.

(xiii) Form of Severance Protection Agreement is incorporated herein by reference to Exhibit 10(a)(xiv) to the Company's Annual Report on Form 10-K for the fiscal year ended May 3, 2000.

(xiv) H. J. Heinz Company 2000 Stock Option Plan is incorporated herein by reference to Appendix A to the Company's Proxy Statement dated August 4, 2000.

(xv) H. J. Heinz Company Executive Estate Life Insurance Program is incorporated herein by reference to Exhibit 10(a)(xv) to the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002.

(xvi) H. J. Heinz Company Restricted Stock Recognition Plan for Salaried Employees is incorporated herein by reference to Exhibit 10(a)(xvi) to the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002.

(xvii) Retirement Agreement for Mr. Williams is incorporated by reference to Exhibit 10(a)(xvii) of the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002.

(xviii) Retirement Agreement for Mr. Wamhoff is incorporated by reference to Exhibit 10(a)(xviii) of the Company's Annual Report on Form 10-K for the fiscal year ended May 1, 2002.

(xix) H. J. Heinz Company Fiscal Year 2003 Stock Incentive Plan is incorporated by reference to the Company's Proxy Statement dated August 2, 2002.

(xx) H. J. Heinz Company Senior Executive Incentive Compensation Plan is incorporated by reference to the Company's Proxy Statement dated August 2, 2002.

(xxi) Form of First Amendment to Severance Protection Agreement incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2003.

(xxii) Deferred Compensation Plan for Non-Employee Directors of H. J. Heinz Company (as amended and restated effective January 1, 2004), is incorporated herein by reference to Exhibit 10 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 28, 2004.

12. Computation of Ratios of Earnings to Fixed Charges.

21. Subsidiaries of the Registrant.

23. The following Exhibit is filed by incorporation by reference to Item 15(a)(2) of this Report:

    (a) Consent of PricewaterhouseCoopers LLP.

24. Powers-of-attorney of the Company's directors.

31(a) Rule 13a-14(a)/15d-14(a) Certification by the Chief Executive Officer.

31(b) Rule 13a-14(a)/15d-14(a) Certification by the Chief Financial Officer.

32(a) Certification by the Chief Executive Officer Relating to the Annual Report Containing Financial Statements.*

32(b) Certification by the Chief Financial Officer Relating to the Annual Report Containing Financial Statements.*

Copies of the exhibits listed above will be furnished upon request to holders or beneficial holders of any class of the Company's stock, subject to payment in advance of the cost of reproducing the exhibits requested.

---

* The Exhibit attached to this Form 10-K shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

(b) During the last fiscal quarter of the period covered by this Report, the Company filed the following Current Reports on Form 8-K:

(i) February 4, 2004, relating to its press release regarding the acquisition of assets of a Canadian entity.

(ii) February 18, 2004, relating to its press release regarding quarterly growth and earnings in Fiscal Year 2004.

(iii) February 25, 2004, relating to its press release regarding increased net income in the third quarter of fiscal year 2004.

(iv) March 11, 2004, relating to its press release regarding increased quarterly dividends beginning July 2004.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 17, 2004.

H. J. HEINZ COMPANY
(Registrant)

By: /s/ ARTHUR B. WINKLEBLACK
Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated, on June 17, 2004.

Signature	*Capacity*
/s/ WILLIAM R. JOHNSON **William R. Johnson**	Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ ARTHUR B. WINKLEBLACK **Arthur B. Winkleblack**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ EDWARD J. MCMENAMIN **Edward J. McMenamin**	Vice President-Finance (Principal Accounting Officer)

William R. Johnson	Director	By /s/ ARTHUR B. WINKLEBLACK **Arthur B. Winkleblack** Attorney-in-Fact
Charles E. Bunch	Director	
Mary C. Choksi	Director	
Leonard S. Coleman, Jr.	Director	
Peter H. Coors	Director	
Edith E. Holiday	Director	
Candace Kendle	Director	
Dean R. O'Hare	Director	
Lynn C. Swann	Director	
Thomas J. Usher	Director	
James M. Zimmerman	Director	

(This Page Intentionally Left Blank)

Exhibit 31(a)

I, William R. Johnson, Chairman, President and Chief Executive Officer of H. J. Heinz Company certify that:

1. I have reviewed this annual report on Form 10-K of H. J. Heinz Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 17, 2004

By: /s/ WILLIAM R. JOHNSON

Name: William R. Johnson
Title: Chairman, President and Chief Executive Officer

Exhibit 31(b)

I, Arthur B. Winkleblack, Executive Vice President and Chief Financial Officer of H. J. Heinz Company certify that:

1. I have reviewed this annual report on Form 10-K of H. J. Heinz Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of such internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons fulfilling the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 17, 2004

By: /s/ ARTHUR B. WINKLEBLACK

Name: Arthur B. Winkleblack
Title: Executive Vice President and Chief Financial Officer

DIRECTORS AND OFFICERS*

H. J. Heinz Company

Directors

William R. Johnson
Chairman, President and
Chief Executive Officer
Director since 1993. (1)

Charles E. Bunch
President and
Chief Operating Officer,
PPG Industries,
Pittsburgh, Pennsylvania.
Director since 2003. (2,4)

Mary C. Choksi
Managing Director, Strategic
Investment Partners, Inc. and
Emerging Markets Investors
Corporation, Arlington, Virginia.
Director since 1998. (1,4,5)

Leonard S. Coleman, Jr.
Senior Advisor — Major League
Baseball, New York, New York.
Director since 1998. (3,4,5)

Peter H. Coors
Chairman, Coors Brewing
Company and Chairman,
Adolph Coors Company,
Golden, Colorado.
Director since 2001. (2,5)

Edith E. Holiday
Attorney and Director,
Various Corporations.
Director since 1994. (1,3,4,5)

Candace Kendle
Chairman and Chief Executive
Officer, Kendle International
Inc., Cincinnati, Ohio.
Director since 1998. (2,3)

Dean R. O'Hare
Retired Chairman,
The Chubb Corporation,
Warren, New Jersey.
Director since 2000. (2,4,5)

Lynn C. Swann
President, Swann, Inc. and
Chairman, President's Council
on Physical Fitness and Sports.
Pittsburgh, Pennsylvania.
Director since 2003. (3,5)

Thomas J. Usher
Chairman, Board of Directors
and Chief Executive Officer,
United States Steel Corporation,
Pittsburgh, Pennsylvania.
Director since 2000. (1,2,3,5)

James M. Zimmerman
Retired Chairman and Chief
Executive Officer, Federated
Department Stores, Inc.,
Cincinnati, Ohio.
Director since 1998. (1,2,3)

Committees of the Board

(1) Executive Committee
(2) Management Development and Compensation Committee
(3) Corporate Governance Committee
(4) Audit Committee
(5) Public Issues Committee

Officers

William R. Johnson
Chairman, President and
Chief Executive Officer

Joseph Jimenez
Executive Vice President;
President and Chief Executive
Officer — Heinz Europe

Arthur B. Winkleblack
Executive Vice President and
Chief Financial Officer

Michael J. Bertasso
Senior Vice President;
President — Asia/Pacific

Michael D. Milone
Senior Vice President —
Supply Chain and Technical;
President Rest of World

D. Edward I. Smyth
Senior Vice President —
Corporate and Government
Affairs and Chief Administrative
Officer

Laura Stein
Senior Vice President and
General Counsel

Edward A. Aiello
Vice President —
Global Insurance

Lani L. Beach
Vice President —
Chief Human Resources Officer

Rene D. Biedzinski
Corporate Secretary

Theodore N. Bobby
Vice President — Legal Affairs

Catherine A. Caponi
Vice President — Government
Affairs and Economic
Development

George F. Chappelle
Vice President and
Chief Information Officer

John C. Crowe
Vice President — Taxes

Leonard A. Cullo
Vice President — Treasurer

Thomas DiDonato
Vice President — Global
Leadership and Development

F. Kerr Dow
Vice President — Nutrition,
Technical Affairs and
Chief Scientist

Debora S. Foster
Vice President —
Corporate Communications

David J. Gaertner
Vice President —
Real Estate and
Acquisitions

Edward J. McMenamin
Vice President — Finance

Tod A. Nestor
Vice President —
Corporate Planning

Diane B. Owen
Vice President —
Corporate Audit

Mitchell A. Ring
Vice President —
Business Development

John Runkel
Vice President —
Investor Relations

Michael B. Sealy
Vice President —
Chief Risk Officer

Kenneth S. Smialek
Vice President and
Chief Cost Officer

Gregory R. Surabian
Vice President —
Business Development

* As of June 2004.

ELEVEN-YEAR SUMMARY OF OPERATIONS AND OTHER RELATED DATA

H. J. Heinz Company and Subsidiaries

(Dollars in thousands, except per share amounts)	*2004*	*2003*	*2002*	*2001*
SUMMARY OF OPERATIONS:				
Sales(a)	8,414,538	8,236,836	7,614,036	6,987,698
Cost of products sold (a)	5,326,281	5,304,362	4,858,087	4,407,267
Interest expense (a)	211,826	223,532	230,611	262,488
Provision for income taxes (a)	389,618	313,372	375,339	190,495
Income before cumulative effect of accounting change (a)	778,933	555,359	675,181	563,931
Cumulative effect of SFAS No. 142 adoption	—	(77,812)	—	—
Cumulative effect of SAB No. 101 and FAS No. 133 adoptions (a)	—	—	—	(15,281)
Cumulative effect of SFAS No. 106 adoption	—	—	—	—
Net income (a)	778,933	477,547	675,181	548,650
Income per share before cumulative effect of accounting change — diluted (a)	2.20	1.57	1.91	1.61
Cumulative effect of SFAS No. 142 adoption	—	(0.22)	—	—
Cumulative effect of SAB No. 101 and FAS No. 133 adoptions (a)	—	—	—	(0.05)
Cumulative effect of SFAS No. 106 adoption	—	—	—	—
Net income per share — diluted (a)	2.20	1.35	1.91	1.56
Net income per share — basic (a)	2.21	1.36	1.93	1.58
OTHER RELATED DATA:				
Dividends paid:				
Common	379,910	521,592	562,547	537,290
per share	1.08	1.485	1.6075	1.545
Preferred	16	19	20	22
Average common shares outstanding — diluted	354,371,667	354,144,291	352,871,918	351,041,321
Average common shares outstanding — basic	351,809,512	351,249,704	349,920,983	347,758,281
Number of employees	37,500	38,900	46,500	45,800
Capital expenditures (a)	231,961	153,969	193,854	358,930
Depreciation and amortization (a)	233,943	214,762	242,848	219,577
Total assets	9,877,189	9,224,751	10,278,354	9,035,150
Total debt	4,974,430	4,930,929	5,345,613	4,885,687
Shareholders' equity	1,894,189	1,199,157	1,718,616	1,373,727
Pretax return on average invested capital	24.5%	19.0%	22.7%	16.4%
Return on average shareholders' equity before cumulative effect of accounting change	51.6%	39.4%	54.8%	32.2%
Book value per common share	5.38	3.41	4.90	3.94
Price range of common stock:				
High	38.95	43.19	46.96	47.63
Low	29.71	29.05	38.12	35.44

(a) Amounts for fiscal years 1999 and earlier have not been adjusted to reflect discontinued operations or the EITF reclassifications as it is impracticable to do so.

(b) Fiscal year consisted of 53 weeks.

The 2004 results include, on a pretax basis, the gain on sale of the bakery business in Northern Europe of $26.3 million, reorganization costs of $17.1 million and the write down of pizza crust assets in the United Kingdom of $4.0 million.

The 2003 results include, on a pretax basis, charges of $227.0 million for Del Monte transaction costs, overhead reduction costs and losses on exiting non-strategic businesses.

The 2002 results include, on a pretax basis, net restructuring and implementation costs of $12.4 million for the Streamline initiative.

The 2001 results include, on a pretax basis, restructuring and implementation costs of $101.4 million for the Streamline initiative, net restructuring and implementation costs of $146.5 million for Operation Excel, a benefit of $93.2 million from tax planning and new tax legislation in Italy, a loss of $94.6 million on the sale of The All American Gourmet business, company acquisition costs of $18.5 million, a loss of $5.6 million which represents the

2000(b)	1999	1998	1997	1996	1995(b)	1994
6,892,807	9,299,610	9,209,284	9,357,007	9,112,265	8,086,794	7,046,738
4,356,965	5,944,867	5,711,213	6,385,091	5,775,357	5,119,597	4,381,745
206,996	258,813	258,616	274,746	277,411	210,585	149,243
508,546	360,790	453,415	177,193	364,342	346,982	319,442
780,145	474,341	801,566	301,871	659,319	591,025	602,944
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
780,145	474,341	801,566	301,871	659,319	591,025	602,944
2.17	1.29	2.15	0.81	1.75	1.58	1.56
—	—	—	—	—	—	—
—	—	—	—	—	—	—
—	—	—	—	—	—	—
2.17	1.29	2.15	0.81	1.75	1.58	1.56
2.20	1.31	2.19	0.82	1.79	1.61	1.59
513,756	484,817	452,566	416,923	381,871	345,358	325,887
1.445	1.3425	1.235	1.135	1.035	0.94	0.86
26	30	37	43	56	64	71
360,095,455	367,830,419	372,952,851	374,043,705	377,606,606	373,317,480	385,778,757
355,272,696	361,203,539	365,982,290	367,470,850	368,799,645	367,685,810	378,483,701
46,900	38,600	40,500	44,700	43,300	42,200	35,700
394,919	316,723	373,754	377,457	334,787	341,788	275,052
214,766	302,212	313,622	340,490	343,809	315,267	259,809
8,850,657	8,053,634	8,023,421	8,437,787	8,623,691	8,247,188	6,381,146
4,112,401	3,376,413	3,107,903	3,447,435	3,363,828	3,401,076	2,166,703
1,595,856	1,803,004	2,216,516	2,440,421	2,706,757	2,472,869	2,338,551
31.4%	20.4%	26.4%	11.9%	21.0%	21.4%	21.9%
52.4%	23.6%	34.4%	11.7%	25.5%	24.6%	25.9%
4.59	5.02	6.10	6.64	7.34	6.76	6.26
54.00	61.75	59.94	44.88	36.63	28.63	26.63
30.81	44.56	41.13	29.75	27.63	21.13	20.50

Company's equity loss associated with The Hain Celestial Group's fourth quarter results which included charges for its merger with Celestial Seasonings and the after-tax impact of adopting SAB No. 101 and SFAS No. 133 of $15.3 million.

The 2000 results include, on a pretax basis, net restructuring and implementation costs of $284.0 million for Operation Excel, a contribution of $30.0 million to the H. J. Heinz Company Foundation, a gain of $464.6 million on the sale of the *Weight Watchers* classroom business and a gain of $18.2 million on the sale of an office building in the U.K.

The 1999 results include, on a pretax basis, restructuring and implementation costs of $552.8 million for Operation Excel and costs of $22.3 million related to the implementation of Project Millennia, offset by the reversal of unutilized Project Millennia accruals for severance and exit costs of $25.7 million and a gain of $5.7 million on the sale of the bakery products unit.

The 1998 results include costs of $84.1 million pretax related to the implementation of Project Millennia, offset by the gain on the sale of the Ore-Ida frozen foodservice business of $96.6 million pretax.

The 1997 results include a pretax charge for Project Millennia restructuring and implementation costs of $647.2 million, offset by capital gains of $85.3 million from the sale of non-strategic assets in New Zealand and the U.K. The 1994 results include a pretax gain of $127.0 million relating to the divestiture of the confectionary and specialty rice businesses. The 1993 results include a pretax restructuring charge of $192.3 million. The 1992 results include a pretax gain of $221.5 million for the sale of The Hubinger Company, a pretax restructuring charge of $88.3 million and a pretax pension curtailment gain of $38.8 million.

WORLD LOCATIONS*

H. J. Heinz Company and Subsidiaries

World Headquarters

600 Grant Street, Pittsburgh, Pennsylvania.

The Americas

- ☐ **H. J. Heinz Company, L.P.** Established 2000. Pittsburgh, Pennsylvania.
  Divisions:
  Heinz Consumer Products
  Heinz Foodservice
  Alden Merrell Fine Desserts
  Chef Francisco
  Delimex
  Dianne's Gourmet Desserts
  Escalon Premier Brands
  Heinz North America
  Portion Pac
  Quality Chef Foods
  Todds
  Truesoups
- ☐ **H. J. Heinz Finance Company.** Established 1983. Pittsburgh, Pennsylvania.

- ☐ **H. J. Heinz Company of Canada Ltd.** Established 1909. North York, Ontario, Canada.
  Division:
  Richardson Foods. Acquired 2004.

- ☐ **Alimentos Heinz C.A.** Established 1959. Caracas, Venezuela.
- ☐ **Heinz Mexico, S.A. de C.V. Inc.** Established 1999. Mexico City, Mexico.
- ☐ **Delimex De Mexico, S.A. de C.V.** Acquired 2001. Monterrey, Mexico.
- ☐ **Alimentos Pilar S.A.** Established 1996. Buenos Aires, Argentina.
- ☐ **Alimentos Heinz de Costa Rica.** Established 2001. San José, Costa Rica.
- ☐ **Distribuidora Banquete, S.A.** Acquired 2001. San José, Costa Rica.
- ☐ **Comercializadora Heinz Panama, CV.** Established 2003, Panama City, Panama.
- ☐ **Alimentos Premium Do Brasil Ltds.** Established 2001. Sao Paulo, Brazil.
- ☐ **Heinz Brazil Alimentos Ltda.** Sao Paulo, Brazil.

Europe, Middle East and Africa

U.K. and Ireland

- ☐ **H. J. Heinz Company Limited.** Established 1917. Hayes Park, Middlesex, England.
- ☐ **John West Foods Limited.** Acquired 1997. Liverpool, England.
- ☐ **H. J. Heinz Frozen & Chilled Foods Limited.** Acquired 1999. Hayes Park, Middlesex, England.
- ☐ **H. J. Heinz Company (Ireland) Limited.** Established 1996. Dublin, Ireland.
- ☐ **H. J. Heinz Frozen & Chilled Foods Limited.** Established 1993. Dublin, Ireland.
- ☐ **Heinz Single Service Limited.** Acquired 1995. Hayes Park, Middlesex, England.

Western Europe

- ☐ **Ets. Paul Paulet S.A.** Acquired 1981. Douarnenez, France.
- ☐ **H. J. Heinz S.A.R.L.** Established 1979. Paris, France.
- ☐ **Heinz Africa Trading Company.** Established 2001. Benavente Codex, Portugal.
- ☐ **Heinz Iberica S.A.** Established 1987. Madrid, Spain.
- ☐ **IDAL (Industrias de Alimentação, Lda).** Acquired 1965. Lisbon, Portugal.

Southern and Eastern Europe

- ☐ **Heinz Italia S.r.l.** Acquired 1963. Milan, Italy.
- ☐ **COPAIS Food and Beverage Company, S.A.** Acquired 1990. Athens, Greece.
- ☐ **Pudliszki, S.A.** Acquired 1997. Pudliszki, Poland.
- ☐ **Heinz-AICG Ltd.** Established 1991. Georgievsk, Russia.

Northern Europe

- ☐ **H. J. Heinz Holding B.V.** Acquired 1958. Elst, Gelderland, The Netherlands.
- ☐ **H. J. Heinz Belgium S.A.** Established 1984. Brussels, Belgium.
- ☐ **H. J. Heinz GmbH.** Established 1970. Düsseldorf, Germany.
- ☐ **HAK BV.** Acquired 2001. Giessen, The Netherlands.

Middle East and India

- ☐ **Cairo Food Industries SAE.** Established 1992. Cairo, Egypt.
- ☐ **Heinz Africa and Middle East FZE.** Established 2003. Dubai, United Arab Emirates.
- ☐ **Heinz India (Pvt) Limited.** Acquired 1994. Mumbai, India.
- ☐ **Heinz Israel Limited.** Established 1999. Tel Aviv, Israel.
- ☐ **Star-Kist Food D'Or Limited.** Acquired 2000. Haifa, Israel.

North and Central Africa

- ☐ **Indian Ocean Tuna Limited.** Acquired 1995. Victoria, Seychelles.
- ☐ **Pioneer Food Cannery Limited.** Acquired 1995. Tema, Ghana.

Southern Africa

- ☐ **H. J. Heinz (Botswana) (Pty) Ltd.** Formed 1988. Gaborone, Botswana.
- ☐ **Kgalagadi Soap Industries (Pty) Ltd.** Acquired 1988. Gaborone, Botswana.
- ☐ **Olivine Industries (Pvt) Limited.** Acquired 1982. Harare, Zimbabwe.
- ☐ **Heinz South Africa (Pty) Ltd.** Established 1995. Cape Town, South Africa.
- ☐ **Heinz Wellington's (Pty) Ltd.** Acquired 1997. Wellington, South Africa.
- ☐ **Heinz Foods S.A. (Pty) Ltd.** Established 2003. Paarl, South Africa.

* As of June 2004.

Pacific Rim and Asia

- ☐ **H. J. Heinz Company Australia Ltd.** Established 1935. Hawthorn East, Victoria, Australia.
- ☐ **Heinz Wattie's Limited.** Acquired 1992. Auckland, New Zealand.
- ☐ **Tegel Foods Limited.** Acquired 1992. Newmarket, Auckland, New Zealand.
- ☐ **Hugo Canning (Pty) Ltd.** Acquired 1997. Port Moresby, Papua New Guinea.
- ☐ **Heinz Japan Ltd.** Established 1961. Tokyo, Japan.
- ☐ **Heinz-UFE Ltd.** Established 1984. Guangzhou, People's Republic of China.
- ☐ **Heinz-Cosco Tianjin Food Co., Ltd.** Established 1999. Qingdao, People's Republic of China.
- ☐ **Heinz-Meiweiyuan (Guangzhou) Food Co., Ltd.** Established 2002. Guangzhou, People's Republic of China.
- ☐ **Heinz Korea Limited.** Established 1986. Inchon, South Korea.
- ☐ **Heinz Win Chance Ltd.** Established 1987. Bangkok, Thailand.
- ☐ **PT Heinz ABC Indonesia.** Established 1999. Jakarta, Indonesia.
- ☐ **Heinz UFC Philippines Inc.** Established 2000. Manila, The Philippines.
- ☐ **Heinz Hong Kong Limited.** Established 1997. Wanchai, Hong Kong S.A.R., People's Republic of China.
- ☐ **Heinz Singapore Pte, Ltd.** Established 2000. Singapore.

Heinz: A Definition H. J. Heinz Company is one of the world's leading marketers of branded foods to retail and foodservice channels. Heinz has number-one or number-two branded businesses in more than 50 world markets.

Among the Company's famous brands are *Heinz* (a $2.7 billion global mega-brand), *Ore-Ida, Smart Ones, Classico, Wyler's, Delimex, Bagel Bites, Wattie's, Farley's, Plasmon, BioDieterba, John West, Petit Navire, Greenseas, UFC, Orlando, ABC, Honig, HAK, De Ruijter, Olivine and Pudliszki.* Heinz also uses the famous brands *Weight Watchers, Boston Market, T.G.I. Friday's, Jack Daniel's* and *Linda McCartney* under license.

Heinz provides employment for approximately 37,500 people full time, plus thousands of others on a part-time basis and during seasonal peaks.

Annual Meeting The annual meeting of the Company's shareholders will be held at 11 a.m. on Wednesday, September 8, 2004, in Pittsburgh at the Pittsburgh Hilton. The meeting will be Webcast live at www.heinz.com.

Copies of This Publication and Others Mentioned in This Report are available from the Corporate Affairs Department at the Heinz World Headquarters address or by calling (412) 456-6000.

Form 10-K The Company submits an annual report to the Securities and Exchange Commission on Form 10-K. Copies of this Form 10-K are available from the Corporate Affairs Department.

Investor Information Securities analysts and investors seeking additional information about the Company should contact Jack Runkel, Vice President-Investor Relations, at (412) 456-6034.

Equal Employment Opportunity H. J. Heinz Company hires, trains, promotes, compensates and makes all other employment decisions without regard to race, color, sex, age, religion, national origin, disability or other protected conditions or characteristics. It has affirmative action programs in place at all domestic locations to ensure equal opportunity for every employee.

The H. J. Heinz Company Equal Opportunity Review is available from the Corporate Affairs Department.

Environmental Policy H. J. Heinz Company is committed to protecting the environment. Each affiliate has established programs to review its environmental impact, to safeguard the environment and to train employees.

The H. J. Heinz Company Environmental, Health & Safety Report is available from the Corporate Affairs Department and is accessible on www.heinz.com.

Corporate Data Transfer Agent, Registrar and Disbursing Agent (for inquiries and changes in shareholder accounts or to arrange for the direct deposit of dividends): Mellon Investor Services LLC, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660. (800) 253-3399 (within U.S.A.) or (201) 329-8660 or www.melloninvestor.com.

Auditors:
PricewaterhouseCoopers LLP,
600 Grant Street, Pittsburgh, Pennsylvania 15219

Stock Listings:
New York Stock Exchange, Inc.
Ticker Symbols: Common-HNZ; Third Cumulative Preferred-HNZ PR

Pacific Exchange, Inc.
Ticker Symbol: Common-HNZ

TDD Services Mellon Investor Services can be accessed through telecommunications devices for the hearing impaired by dialing (800) 231-5469 (within U.S.A.).

Heinz

H. J. Heinz Company
P.O. Box 57
Pittsburgh, Pennsylvania 15230-0057
(412) 456-5700
www.heinz.com


Delimex
Easy Open, Easy Pour Bag!
Plasmon
NEW!
Ore-Ida
EXTRA CRISPY
Golden Crinkles
FRENCH FRIED POTATOES
JOHN WEST
TUNA CHUNKS
Pot Pie
Chicken
Weight Watchers
HEINZ
HEINZ 57 VARIETIES
HEINZ
1869
TOMATO KETCHUP
America's Favorite Ketchup
NET WT 14 OZ-397 GRAMS
Kippen Soep
HONIG
T.G.I. FRIDAY'S
NEW!
SmartOnes
CLASSICO
ALFREDO
Wattie's
Whole Peeled Tomatoes
Préparation au thon pour salade
PETIT NAVIRE
ABC

Producing 15 power brands, every day.

HEINZ

GOOD FOOD, EVERY DAY

H.J. HEINZ COMPANY, P.O. BOX 57, PITTSBURGH, PA 15230-0057 (412) 456-5700
WWW.HEINZ.COM